

metris

2001 Financial Highlights


Net Income Up 26%
(In millions)
$38.1
$57.3
$115.4*
$195.2
$245.8
97
98
99
00
01


Total Revenues Up 24%
(Managed basis in millions)
$649.8
$1,089.5
$1,707.3
$2,356.7
$2,926.2
97
98
99
00
01


Earnings Per Share Up 17%
(Diluted)
$0.63
$0.94
$1.41*
$2.11
$2.47
97
98
99
00
01


Total Stockholders' Equity Up 29%
(In millions, at year-end)
$176.0
$433.0
$623.8
$883.6
$1,142.0
97
98
99
00
01

*Excluding the one-time, non-cash accounting impact from the conversion of the Thomas H. Lee Series B Preferred Stock, 12% Senior Notes and cancellation of warrants in June 1999.

metris

COMPANIES

Ronald N. Zebeck
Chairman & Chief Executive Officer

Metris Companies Inc.
10900 Wayzata Boulevard
Minnetonka, MN 55305

To Our Shareholders:

As we look back on a year marked by the tragedies of September 11 and the beginning of the first true recession in 10 years, I am happy to report that Metris has weathered the economic storm. In spite of these events the Company delivered another record year of earnings to the shareholders. Our full-year operating earnings exceeded $260 million – a 36 percent year-over-year increase. And we topped our 2001 earnings per share guidance of $2.50 to $2.55 per share by making $2.62.

Our consumer credit business continued the solid, steady growth you've come to expect. We added more than $2 billion in managed receivables during the year and closed 2001 with approximately $11.9 billion in receivables and about 4.9 million cardholders, solidifying our position as the nation's 10th-largest bankcard issuer. Our loan portfolio continues to become more seasoned, we continue to diversify our distribution channels, and our Hispanic marketing efforts are growing and evolving.

Enhancement services revenues increased by nearly $74 million in 2001, and we finished the year with over $340 million in revenues and nearly 6 million active enhancement services relationships. In 2002, we will continue to grow our revenues, improve our profitability, expand our current partnership base, and make a commitment to launch new products.

Successful management means overcoming challenges as they arise. Today's business climate presents us with new challenges. We are well prepared to meet those challenges, and I am confident we will respond favorably. Metris continues to demonstrate the focus and flexibility necessary to succeed in today's difficult environment.

Management strongly believes in the fundamentals of our business. We believe in the strength of our balance sheet. We believe in the products and services we're delivering to customers – as well as the quality customer service we provide. We believe in our people, who have worked hard to get us where we are today. And, we believe that we'll deliver another year of quality earnings.

Ronald N. Zebeck
Chairman and Chief Executive Officer

metris
COMPANIES

METRIS COMPANIES INC.
10900 WAYZATA BOULEVARD
MINNETONKA, MINNESOTA 55305

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site. You will be prompted to enter your 12-digit Control Number which is located below to obtain your records and to create an electronic voting instruction form.

VOTE BY MAIL
Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to Metris Companies Inc., c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: X

METRS1 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

METRIS COMPANIES INC.

02

The Board of Directors Recommends a Vote FOR all nominees listed below, and FOR Proposals 2 and 3.

1. The election of directors—

Nominees: **01** - Lee R. Anderson, Sr.
02 - John A. Cleary

For All	Withhold All	For All Except
☐	☐	☐

To withhold authority to vote, mark "For All Except" and write the nominee's number on the line below.

____

Vote On Proposals

	Proposal	For	Against	Abstain
2.	Proposal to approve an increase in the number of shares reserved for issuance under the Metris Companies Inc. Amended and Restated Long-Term Incentive and Stock Option Plan from 17,000,000 to 19,000,000.	☐	☐	☐
3.	Proposal to ratify KPMG LLP as independent auditors for the year ending December 31, 2002.	☐	☐	☐

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON ANY OTHER MATTER THAT MAY PROPERLY BE BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENTS THEROF, AND, IF A NOMINEE IS UNABLE TO SERVE, FOR A SUBSTITUTE.

YOUR VOTE IS IMPORTANT!

PLEASE VOTE, SIGN, DATE AND RETURN THIS PROXY FORM PROMPTLY USING THE ENCLOSED ENVELOPE.

Address Change? Mark box and indicate changes on the reverse. ☐

(If there are co-owners, both must sign.) Please sign exactly as your name(s) appear on Proxy. If held in joint tenancy, all persons must sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the proxy.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

PROXY FOR SHARES OF
METRIS COMPANIES INC.

METRIS COMPANIES INC.

10900 Wayzata Boulevard
Minnetonka, Minnesota 55305

ANNUAL MEETING OF STOCKHOLDERS — TUESDAY, MAY 7, 2002, 10:00 A.M.

This proxy is solicited on behalf of the Board of Directors for use at the Annual Meeting on Tuesday, May 7, 2002.

The undersigned hereby appoints RONALD N. ZEBECK and RICHARD G. EVANS as proxies, each with the power to act alone and with the power of substitution and revocation, and hereby authorizes them to cast all the votes that the undersigned is entitled to vote at the Annual Meeting of Stockholders of Metris Companies Inc. to be held on May 7, 2002, or any adjournment thereof, as specified on the *reverse side, on the following matters, that are further described in the Proxy Statement related hereto.*

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED STOCKHOLDER, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR ALL NOMINEES LISTED, AND FOR PROPOSALS 2 AND 3.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF, AND, IF A NOMINEE IS UNABLE TO SERVE, FOR A SUBSTITUTE.

ADDRESS CHANGE: ______________________________

____

____

(If address change has been noted, please check correspnding box on the reverse side)

See reverse for voting instructions.

metris
COMPANIES

10900 Wayzata Boulevard
Minnetonka, Minnesota 55305-1534
March 29, 2002

Dear Shareholder:

I am pleased to invite you to attend the Company's 2002 Annual Meeting of Shareholders, which will be held on Tuesday, May 7, 2002, at 10:00 a.m. Central Time at our headquarters, located at 10900 Wayzata Boulevard, Minnetonka, Minnesota.

On the page following this letter you will find the Notice of Meeting, which lists the matters to be considered at the meeting. Following the Notice is the Proxy Statement, which describes those matters and provides other information concerning the Company and management. You should read carefully the Notice and Proxy Statement. Also enclosed is your proxy card, which allows you to vote on the matters, and the Company's Annual Report on Form 10-K.

Your vote and participation this year is important to us. ***Please vote your proxy promptly, even if you plan to attend the meeting.*** You can attend the meeting and vote in person, even if you have mailed in a proxy card or voted by Internet or telephone.

The Board of Directors recommends that shareholders vote **FOR** each of the nominees and **FOR** each of the proposals.

The rest of the Board and I look forward to seeing you at the meeting.

Sincerely,

Ronald N. Zebeck
Chairman and Chief Executive Officer

METRIS COMPANIES INC.
10900 Wayzata Boulevard
Minnetonka, Minnesota 55305-1534

NOTICE OF ANNUAL MEETING
BY ORDER OF THE BOARD OF DIRECTORS

TIME . . . . 10:00 a.m. on Tuesday, May 7, 2002

PLACE . . . . Metris Companies Inc.
10900 Wayzata Boulevard
Minnetonka, Minnesota 55305-1534

ITEMS OF BUSINESS . . . .

1) To elect two directors for three-year terms.
2) To approve an increase in the number of shares reserved for issuance under the Metris Companies Inc. Amended and Restated Long-Term Incentive and Stock Option Plan.
3) To ratify KPMG LLP as the Company's independent auditors for the year ending December 31, 2002.
4) To transact such other business as may properly come before the Meeting and any adjournment or postponement thereof.

RECORD DATE . . . . You can vote if you were a shareholder of record on March 15, 2002.

PROXY VOTING . . . . It is important that your shares be represented and voted at the Meeting. Please vote promptly in one of the ways instructed in the Proxy Statement.

Richard G. Evans
Secretary

March 29, 2002

Table of Contents

METRIS COMPANIES INC. PROXY STATEMENT

Attendance and Voting Matters

Why Did You Send Me This Proxy Statement?

We sent you this Proxy Statement and the enclosed proxy card because the Board of Directors ("Board") of Metris Companies Inc. ("we," "us," "our," "Metris" or "Company") is soliciting your proxy to vote at the 2002 Annual Meeting of Shareholders ("Annual Meeting"). This Proxy Statement summarizes information concerning the director nominees and proposals, and provides you information concerning our performance and the compensation of our officers and directors. This information will help you to make an informed vote at the Annual Meeting.

We began sending this Proxy Statement, the attached Notice of Annual Meeting and the enclosed proxy card on March 29, 2002.

Who is Entitled to Vote?

Holders of our Common Stock. Shareholders of record of the Company's common stock, par value $.01 ("Common Stock"), at the close of business on March 15, 2002 ("record date") are entitled to vote at the Annual Meeting. A holder of Common Stock is entitled to: (a) one vote for each of the nominees to the Board (except for nominees for election to represent the holders of our Series C Perpetual Convertible Preferred Stock, as discussed below) to be elected for a three-year term; and (b) one vote for each of the proposals for each share of Common Stock held on the record date. There is no cumulative voting.

Holders of our Series C Preferred Stock. The holders of our Series C Perpetual Convertible Preferred Stock are entitled to vote on all matters voted on by holders of our Common Stock, voting as a single class, except the election of directors. With respect to a vote on any matter other than the election of directors, each share of Series C Preferred Stock entitles its holder to cast the same number of votes he or she would have been able to cast if the share of Series C Preferred Stock was converted into Common Stock on the record date. One share of Series C Preferred Stock is convertible into 30 shares of Common Stock, plus a premium amount designed to guarantee a portion of seven years' worth of dividends at a 9% annual rate. For conversions in 2002, the premium amount would be equal to 54.4% of those dividends.

Affiliates of Thomas H. Lee Partners, L.P. and its predecessor, Thomas H. Lee Company, hold 100% of the outstanding shares of our Series C Preferred Stock. So long as they or their affiliates own at least 25% of the originally issued Series C Preferred Stock (or any shares of Common Stock issued upon conversion thereof), the holders of a majority of the shares of Series C Preferred Stock are entitled to elect four of eleven directors of the Board. So long as they or their affiliates: (a) own any shares of Series C Preferred Stock (or any shares of Common Stock issued upon conversion thereof); and (b) are entitled to elect four directors, the Thomas H. Lee Equity Fund IV, L.P. has the right to appoint one of the four directors. So long as they or their affiliates own at least 10% but less than 25% of the originally issued Series C Preferred Stock (or any shares of Common Stock issued upon conversion thereof), the holders of a majority of the shares of Series C Preferred Stock are entitled to elect one director.

On the record date of March 15, 2002, the total shares outstanding were:

- 62,225,770 shares of Common Stock, and
- 1,057,638 shares of Series C Preferred Stock.

The Series C Preferred Stock is normally fully convertible into Common Stock. This would mean that our Preferred Stockholders, all of whom are affiliates of Thomas H. Lee Partners, L.P., could currently receive

38,977,613 shares, or approximately 38.5%, of our Common Stock on a diluted basis upon conversion of their Preferred Stock. However, the indenture that governs our 10% Senior Notes due 2004 requires us to offer to purchase those notes in the event that such a conversion would result in a shareholder or group obtaining 35% or more of our outstanding voting stock. Therefore, we included a provision in the terms of our Series C Preferred Stock that sets the maximum percentage of outstanding voting stock that any shareholder or group could obtain while any of our 10% Notes remain outstanding at 34.9%. Accordingly, on the record date, the Series C Preferred Stock could have been converted into 33,359,130 shares of Common Stock, with the excess Series C Preferred Stock converting into 5,618,483 shares of nonvoting Series D Preferred Stock. The Series D Preferred Stock automatically converts into Common Stock on a share-for-share basis at the time that the conversion will not exceed the ownership limitations described above. The terms of our Series D Preferred Stock are essentially the same as the terms of our Common Stock, except that

- the Series D Preferred Stock has a liquidation preference of $.01 per share, and
- is non-voting, except as required by law to preserve the powers, preferences or other rights of that class of stock.

A list of shareholders entitled to vote at the Annual Meeting will be available at the Annual Meeting and for 10 days prior to the Annual Meeting at our corporate headquarters during normal business hours.

How Do I Vote?

Shareholders of record. If you are a shareholder of record, you can vote on matters to come before the Annual Meeting in one of three ways:

- you can attend the Annual Meeting and cast your vote there;
- by marking, signing, dating and promptly returning a proxy card by mail; or
- on the Internet at *www.proxyvote.com.*

The Board of Directors has selected Ronald N. Zebeck and Richard G. Evans, the persons named on the proxy card accompanying this Proxy Statement, to serve as proxies for the Annual Meeting. Messrs. Zebeck and Evans are officers of the Company.

Employees in the Metris Companies Inc. Employee Stock Purchase Plan. If you hold shares of Common Stock under the Metris Companies Inc. Employee Stock Purchase Plan, you can vote those shares in any of the ways described above.

Employees in the Metris Retirement Plan 401(k). If you hold shares of Common Stock in the Metris Retirement Plan 401(k) ("401(k) Plan"), an employee benefit plan of the Company, you may vote these shares in the ways described above except in person at the Annual Meeting. You should vote by May 1, 2002. ADP Investor Communication Services will calculate the votes returned by all holders in the 401(k) Plan and notify the Trustee of the 401(k) Plan. Scudder Trust Company, the Trustee for the 401(k) Plan, will act in accordance with your instructions for voting your shares of Common Stock held in your 401(k) account. If your voting instructions for your 401(k) account are not received by May 1, 2002, the Trustee will vote your shares in its absolute discretion.

Beneficial shareholders. If your shares are held in the name of a bank, broker or other holder of record, follow the voting instructions you receive from the holder of record to vote your shares. Telephone and Internet voting are available to shareholders owning stock through most major banks and brokers.

If you vote by telephone or on the Internet, you do not need to return your proxy card.

May I Revoke My Proxy?

If you give a proxy, you may revoke it at any time before it is exercised. You may revoke your proxy in any one of three ways:

- you may send in another proxy with a later date;
- you may notify our Secretary in writing at 10900 Wayzata Boulevard, Minnetonka, Minnesota 55305-1534; or
- you may vote in person at the Annual Meeting.

If you choose to revoke your proxy by attending the Annual Meeting, you must vote at the meeting in accordance with the rules for voting at the Annual Meeting. Attending the Annual Meeting will not, by itself, constitute revocation of a proxy.

Must a Minimum Number of Shareholders Vote or be Present at the Annual Meeting?

A quorum of shareholders is necessary to hold a valid meeting. Our Amended and Restated Bylaws state that the presence, in person or by proxy, of holders of one-third of the shares entitled to vote shall constitute a quorum. Under Delaware law, if a shareholder abstains from voting as to any particular matter, then the shares held by that shareholder shall be deemed present at the Annual Meeting for purposes of determining a quorum and for purposes of calculating the vote with respect to the matter.

The Inspector of Election will also treat broker non-votes as shares that are present and entitled to vote for purposes of determining a quorum. Broker non-votes occur when a broker holding stock in street name votes shares on some matters but not others. As to matters for which the broker lacks discretionary authority, the shares will be treated as not present and not entitled to vote, even if included for purposes of determining a quorum.

If the number of shares present at the Annual Meeting is insufficient to constitute a quorum, the Annual Meeting may be adjourned to a later date by the vote of a majority of shares present. No notice, other than as given at the Annual Meeting itself, is required with respect to the time and place for the reconvening of the Annual Meeting.

What Vote is Required to Approve Each Proposal?

The affirmative vote of a majority of the shares of our Common Stock represented at the meeting is required to elect Lee R. Anderson, Sr. and John A. Cleary as directors, and the affirmative vote of a majority of the shares of our Series C Preferred Stock is required to elect C. Hunter Boll, Thomas M. Hagerty, David V. Harkins and Thomas H. Lee as directors (see Proposal One).

Approval of Proposals Two and Three require the affirmative vote of a majority of all shares represented at the meeting.

What Are the Costs of Soliciting These Proxies?

We will pay all costs of soliciting these proxies. In addition to mailing proxy soliciting materials, we may also solicit proxies by telephone, facsimile, e-mail or otherwise. We also ask banks, brokers and other institutions, nominees and fiduciaries to forward proxy materials to the beneficial owners or principals and to obtain authority to execute proxies. We will reimburse them for their expenses. We have also paid a fee of $17,500 to Institutional Shareholder Services for the use of its online analysis and modeling system in connection with our Annual Meeting.

What Matters May be Raised at the Annual Meeting?

The Board is aware of three items for action at the Annual Meeting:

1. the election of directors;
2. the approval of an increase in the number of shares reserved for issuance pursuant to the Amended and Restated Long-Term Incentive and Stock Option Plan; and
3. the ratification of KPMG LLP as independent auditors for the Company for the year ending December 31, 2002.

For the Annual Meeting, our Bylaws required that shareholders submit in writing any nomination for director or any other item of business not less than 45 days prior to the date that we first mailed last year's Proxy Statement, or February 13, 2002. No shareholder has made a nomination or submitted an item of business.

Under the proxy rules promulgated by the Securities and Exchange Commission ("SEC"), a proxy may confer discretionary authority to vote on any matter for which we did not have notice in accordance with the notice provisions in our Bylaws. Therefore, if any other matter is presented at the Annual Meeting and you have signed and returned a proxy card, the holder of your proxy will vote upon that matter in his or her discretion.

In addition, under the rules of the SEC, the holders of your proxy may also vote in their discretion with respect to matters incident to the conduct of the Annual Meeting or, in the case of a nominee for election as director who is unable to serve, for a substitute nominee.

What if I Want to Obtain Further Information as Reported on the Company's Form 10-K?

We sent copies of our Annual Report on Form 10-K for the year ended December 31, 2001 with this Proxy Statement to those shareholders who received this Proxy Statement by mail. Other shareholders received copies of both documents electronically. If you need a copy of our Form 10-K, we will send one to you without charge. Please submit your request to:

Metris Companies Inc.
Attention: Investor Relations
10900 Wayzata Boulevard
Minnetonka, Minnesota 55305-1534

or contact Investor Relations by phone at (952) 593-4874 or by fax at (952) 593-5613. You may also view, obtain or request a copy of our Form 10-K on our website at www.metriscompanies.com.

Corporate Governance

How Do We Manage Our Company?

Under Delaware law, the ultimate decision making body of the Company is the Board of Directors. The Board decides all of our major questions and selects our management to manage operations day to day. To meet its obligations, the Board always meets quarterly. When circumstances arise requiring the decision of the Board prior to the next regularly scheduled meeting, the Board may hold a special meeting to discuss such matters. The Board may also render decisions through unanimous written consents.

How Often Did Our Directors Meet?

During 2001, our full Board met at four regularly scheduled quarterly meetings. In addition to the meetings of the full Board, the directors attended meetings of individual Board committees. On several occasions, the Board acted by unanimous written consent. In addition, from time to time, management informally sought counsel of the members of the Board. Overall attendance at Board and committee meetings was 97.7%.

In 2001, Thomas M. Hagerty, one of four Board members elected by the holders of our Series C Preferred Stock, had overall Board attendance of less than 75%. Mr. Hagerty had a 50% attendance rate as he was unable to attend two out of four regular Board meetings.

What Committees has the Board Authorized?

Our Bylaws authorize the full Board to create committees to assist it in the management of the Company. The Board has created three such committees.

The *Audit Committee*, comprised of four members of the Board, supervises and reviews our financial and accounting practices. The Audit Committee also reviews financial information with management before the public release of quarterly earnings information, meets with our internal audit personnel and makes recommendations to the Board as to the selection of independent auditors. The Audit Committee met at four regularly scheduled meetings and one special meeting during 2001. At each regular meeting in 2001, it received reports from management and our independent auditors concerning our accounting and reporting practices and our fiscal soundness. The Audit Committee is comprised entirely of non-employee, independent directors.

One of our directors and an Audit Committee member, Derek V. Smith, is Chairman of the Board of ChoicePoint Inc., a company that provides information-related services to us on a regular basis. See *"Do Any Directors Have Relationships With Entities Doing Business With the Company?"* on page 6 of this Proxy Statement for additional information. The other Board members have determined, in their business judgment, that our relationship with ChoicePoint does not interfere with Mr. Smith's exercise of independent judgment.

The *Compensation Committee*, comprised of four members of the Board, determines the compensation awarded to our named directors and officers, subject to ratification by the full Board for compensation packages granted to our Chairman and Chief Executive Officer. The Compensation Committee approves, adopts and administers our compensation plans and administers and grants stock options under the Company's stock option plan for employees. During 2001, the Compensation Committee met at four regularly scheduled and two special meetings.

The *Executive Committee* is authorized to exercise the full power of the Board in the management and conduct of business affairs during interim periods between meetings of the Board. The Executive Committee did not formally meet in 2001 and has not been active in over two years. One of two directors who were members of the Executive Committee retired in 2000, and the Board has not made new appointments to the committee.

The table below shows the committee membership of each director. Only Mr. Zebeck is an employee of the Company.

Director	Audit	Compensation	Executive
Anderson		X	
Boll			
Cleary		X*	
Hagerty			
Harkins		X	
Hoff	X		
Lee			
Smith	X		
Speno	X		
Trestman	X*	X	
Zebeck			X

* Indicates Chair

How Are Directors Compensated?

Only non-employee, independent directors received compensation for serving as directors. We have the following arrangements for compensation of non-employee directors.

Annual Retainer	$25,000
Attendance Fees	$3,000 for each Board and Committee meeting, respectively
Committee Chair Stipend	$ 5,000 annually

In 2001, non-employee directors received a total of $480,500 as a group.

We also believe that payment of compensation to our non-employee directors should not be solely in the form of cash but should be tied to our performance. In October 1996, the Board adopted a Non-Employee Director Stock Option Plan. The first grants under the plan went to non-employee directors serving at the time of our initial public offering. Those grants were in the amount of 15,000 shares with an exercise price of $5.33, which was the price of the Common Stock at the time of the initial public offering, adjusted for the two-for-one stock split in June 1999 and the three-for-two stock split in June 2000.

The Board passed a resolution in May 2001 updating a policy that it originally approved in April 1997, whereby non-employee directors receive options to purchase Common Stock at the fair market value on certain dates. This policy awards 7,500 shares to each non-employee director upon commencement of service on the Board. Each non-employee director also receives options to purchase 7,500 shares annually at the second regularly scheduled quarterly meeting of the Board. The exercise price for these options is based upon the closing price of the Common Stock the day before the grant. The options are immediately exercisable.

The Board may change the amounts and timing of such awards in the future. To date, the Board has granted options to purchase up to 450,000 shares of Common Stock to its non-employee directors.

Directors that we employ do not receive compensation from us for service as a director but may otherwise receive compensation for their service. However, all directors, including employee directors, are reimbursed for reasonable travel, lodging and other incidental expenses incurred in attending meetings of the Board and its Committees.

We also indemnify our directors and officers to the fullest extent permitted by law. Our Bylaws require such indemnification.

Has the Company Engaged in Any Transactions with Our Management?

In May of 1999, we entered into an agreement with our Chairman and Chief Executive Officer, Ronald N. Zebeck, designed to provide him incentives to continue long-term service as a key employee of Metris in consideration of a $5 million loan and other compensation, including: a bonus payment, with a tax gross-up amount, for interest accrued on the loan; restricted stock awards; and replacement options. The new, or replacement, options vest on the fifth anniversary of the date that they are granted, provided that Mr. Zebeck retains ownership of at least 25% of the aggregate number of shares received by him upon the exercise of the original options and any replacement options. If, prior to the fifth anniversary of the grant of any replacement option, he no longer owns at least that number of shares, Mr. Zebeck will forfeit any unexercised remaining replacement options. We described other significant terms and conditions of this agreement in the Compensation Committee Report in the Proxy Statement for the 2000 Annual Meeting of Shareholders.

Do Any Directors Have Relationships With Entities Doing Business With the Company?

Lee R. Anderson, Sr., a director and Compensation Committee member, owns 51% of A & L Partnership, LLP, the landlord with which our subsidiary, Metris Direct, Inc., entered into a lease in June 2001 of a 20,000 square-foot building in Duluth, Minnesota. The facility, which Metris Direct has leased for an initial term of five years, houses a collection operations center at which we currently employ approximately 170 personnel. Metris Direct began paying rent on September 15, 2001 and paid a total of $68,930 through the end of last year. Under the terms of the lease, total rent will be $236,328 in 2002, or $19,694 per month, and an average of approximately $260,000 per year for the remainder of the initial term. Mr. Anderson was not involved in negotiations regarding the lease. Neither Metris nor A & L Partnership considers the lease to be material to its business. We believe that the rental rates and other terms of the lease are comparable to those that Metris Direct would negotiate on an arm's-length basis with other entities with which our directors do not have relationships.

Derek V. Smith, a director and Audit Committee member, is Chairman of the Board of ChoicePoint Inc., a company that began providing information-related services to us on a regular basis in April 2000. ChoicePoint billed the following for services it provided to us in 2001: $99,560 for background and credit checks of prospective employees and $265,381 in connection with data analysis for marketing campaigns. In 2002, we expect that ChoicePoint's services will cost approximately $50,000 for background and credit checks and $283,000 for data analysis. In the first two months of 2002, the expense for ChoicePoint's background and credit check services was $6,950.

Directors Representing Our Series C Preferred Stock. All of our Preferred Stockholders, and the four directors representing them—C. Hunter Boll, Thomas M. Hagerty, David V. Harkins, and Thomas H. Lee—are affiliates of Thomas H. Lee Partners, L.P. On the March 15, 2002 record date, the outstanding shares of Series C Preferred Stock were convertible into approximately (a) 33.4 million shares of Common Stock, or 34.9% of our Common Stock on a diluted basis, and (b) 5.6 million shares of nonvoting Series D Preferred Stock. Our auditor, KPMG LLP, also provides services to affiliates of Thomas H. Lee Partners, L.P. on a periodic basis.

Persons Owning More than 5% of Company's Common Stock
(As of March 15, 2002)

The following table sets forth information with respect to persons we know to be the beneficial owner of more than 5% of our outstanding Common Stock on March 15, 2002. We have based the information with respect to affiliates of Thomas H. Lee Partners, L.P., all of whom are holders of our Series C Preferred Stock, on internal Company records. We have based the information with respect to the other shareholders solely on the following:

- Schedule 13G reports filed by Wellington Management Company, LLP; Vanguard Windsor Funds—Vanguard Windsor II Fund; Putnam Investments, LLC.; Iridian Asset Management LLC; and NewSouth Capital Management, Inc. for the period ended December 31, 2001, and
- Schedule 13F reports filed by Wasatch Advisors, Inc. and American International Group, Inc. for the period ended December 31, 2001.

If you wish, you may obtain these reports from the SEC or through one of several websites that provide filings with the SEC on the EDGAR database.

Please note that 37,351,467 of the shares disclosed in the following table as beneficially owned by each of Messrs. Lee, Harkins, Boll and Hagerty are in fact the same shares that they jointly own as partners in THL Equity Advisors IV, LLC. See the footnotes to the table for additional information.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Class
Thomas H. Lee(2) Thomas H. Lee Partners, L.P. 75 State Street Boston, MA 02109	38,103,015	38.0%
David V. Harkins(3) Thomas H. Lee Partners, L.P. 75 State Street Boston, MA 02109	37,503,023	37.6%
C. Hunter Boll(4) Thomas H. Lee Partners, L.P. 75 State Street Boston, MA 02109	37,470,750	37.6%
Thomas M. Hagerty(5) Thomas H. Lee Partners, L.P. 75 State Street Boston, MA 02109	37,470,750	37.6%
Thomas H. Lee Equity Fund IV, L.P. Thomas H. Lee Partners, L.P. 75 State Street Boston, MA 02109	32,998,134	34.7%
Wellington Management Company, LLP(6) 75 State Street Boston, MA 02109	8,905,700	14.3%
Vanguard Windsor Funds-Vanguard Windsor II Fund(7) 100 Vanguard Boulevard Malvern, PA 19355	6,461,400	10.4%

(continued on next page)

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Class
Putnam Investments, LLC.(8) One Post Office Square Boston, MA 02109	6,027,368	9.7%
Wasatch Advisors, Inc. 150 Social Hall Avenue Salt Lake City, UT 84111	4,623,498	7.4%
Iridian Asset Management LLC(9) 276 Post Road West Westport, CT 06880-4704	4,248,046	6.8%
NewSouth Capital Management, Inc.(10) 1000 Ridgeway Loop Road, Suite 233 Memphis, TN 38120	4,099,994	6.6%
American International Group, Inc.(11) 70 Pine Street New York, NY 10270	3,662,640	5.9%
Thomas H. Lee Foreign Fund IV-B, L.P. Thomas H. Lee Partners, L.P. 75 State Street Boston, MA 02109	3,212,184	5.2%

(1) "Beneficial ownership" is a technical term broadly defined under the Securities Exchange Act of 1934 to mean more than ownership in the usual sense. So, for example, you beneficially own our Common Stock not only if you hold it directly, but also if you indirectly (through a relationship, a position as a director or trustee, or a contract or understanding) have (or share) the power to vote the stock, or to sell it, or you have the right to acquire it within 60 days.

(2) Thomas H. Lee's beneficial ownership includes the 37,351,467 shares beneficially owned by THL Equity Advisors IV, LLC and the shares of other affiliates of Thomas H. Lee Partners, L.P. THL Equity Advisors IV, LLC's beneficial ownership consists of (a) the 32,998,134 shares beneficially owned by Thomas H. Lee Equity Fund IV, L.P., (b) the 1,141,149 shares beneficially owned by Thomas H. Lee Foreign Fund IV, L.P. and (c) the 3,212,184 shares beneficially owned by Thomas H. Lee Foreign Fund IV-B, L.P. See "***Company Stock Owned by Officers and Directors***" on page 11 of this Proxy Statement for additional information.

(3) David V. Harkins' beneficial ownership includes the 37,351,467 shares beneficially owned by THL Equity Advisors IV, LLC and the shares of other affiliates of Thomas H. Lee Partners, L.P. THL Equity Advisors IV, LLC's beneficial ownership consists of (a) the 32,998,134 shares beneficially owned by Thomas H. Lee Equity Fund IV, L.P., (b) the 1,141,149 shares beneficially owned by Thomas H. Lee Foreign Fund IV, L.P. and (c) the 3,212,184 shares beneficially owned by Thomas H. Lee Foreign Fund IV-B, L.P. See "***Company Stock Owned by Officers and Directors***" on page 11 of this Proxy Statement for additional information.

(4) C. Hunter Boll's beneficial ownership includes the 37,351,467 shares beneficially owned by THL Equity Advisors IV, LLC and the shares of other affiliates of Thomas H. Lee Partners, L.P. THL Equity Advisors IV, LLC's beneficial ownership consists of (a) the 32,998,134 shares beneficially owned by Thomas H. Lee Equity Fund IV, L.P., (b) the 1,141,149 shares beneficially owned by Thomas H. Lee Foreign Fund IV, L.P. and (c) the 3,212,184 shares beneficially owned by Thomas H. Lee Foreign Fund IV-B, L.P. See "***Company Stock Owned by Officers and Directors***" on page 11 of this Proxy Statement for additional information.

(5) Thomas M. Hagerty's beneficial ownership includes the 37,351,467 shares beneficially owned by THL Equity Advisors IV, LLC and the shares of other affiliates of Thomas H. Lee Partners, L.P. THL Equity Advisors IV, LLC's beneficial ownership consists of (a) the 32,998,134 shares beneficially owned by Thomas H. Lee Equity Fund IV, L.P., (b) the 1,141,149 shares beneficially owned by Thomas H. Lee Foreign Fund IV, L.P. and (c) the 3,212,184 shares beneficially owned by Thomas H. Lee Foreign Fund

IV-B, L.P. See *"Company Stock Owned by Officers and Directors"* on page 11 of this Proxy Statement for additional information.

(6) Wellington Management Company, LLP shares (a) investment power over all 8,905,700 shares and (b) voting power over 1,886,300 shares.

(7) Vanguard Windsor Funds—Vanguard Windsor II Fund has sole voting power and shared investment power over all 6,461,400 shares.

(8) Includes shares beneficially owned by Putnam Investments, LLC. ("PI"), a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("M&MC"); and two wholly-owned subsidiaries of PI: Putnam Investment Management, LLC. ("PIM"), which is the investment advisor to the Putnam family of mutual funds, and Putnam Advisory Company, LLC. ("PAC"), which is the investment advisor to Putnam's institutional clients. As investment managers, PIM shares investment power over 4,685,479 shares and PAC shares investment power over the other 1,341,889 shares. However, each of the mutual funds' trustees have voting power over the shares held by each fund. Accordingly, PIM has no voting power. PAC has shared voting power over 938,600 shares held by institutional clients. PI may be deemed to beneficially own the 6,027,368 shares through its subsidiaries PIM and PAC. M&MC and PI disclaim beneficial ownership of the shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, and further state that neither of them have any investment or voting power over the shares.

(9) Includes shares beneficially owned by the following reporting persons: (a) Iridian Asset Management LLC ("Iridian"); (b) LC Capital Management, LLC ("LC Capital"); (c) CL Investors, Inc. ("CL Investors"); (d) COLE Partners LLC ("COLE"); (e) Iridian Private Business Value Equity Fund, L.P. ("Iridian Private Business"); (f) David L. Cohen; and (g) Harold J. Levy. These reporting persons may be deemed to have direct beneficial ownership of shares of Common Stock as follows: (a) Iridian, 4,036,646 shares; (b) First Eagle Fund of America ("First Eagle"), whose shares are deemed to be beneficially owned by Messrs. Cohen and Levy, 118,200 shares; and (c) Iridian Private Business, 93,200 shares. Iridian's beneficial ownership does not include the shares of Common Stock held by Iridian Private Business. Iridian has direct beneficial ownership of the shares of Common Stock in the accounts that it manages. Also, in its capacity as investment adviser, Iridian has the right to vote and direct the disposition of shares of Common Stock held by Iridian Private Business and, consequently, has beneficial ownership of those shares. LC Capital, as the controlling member of Iridian, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by Iridian. CL Investors, as the controlling member of LC Capital, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by LC Capital. Messrs. Cohen and Levy, as controlling stockholders of CL Investors, may be deemed to possess beneficial ownership of shares of Common Stock beneficially owned by CL Investors. Messrs. Cohen and Levy may also be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by (a) Iridian, by virtue of their service as Principals of Iridian, (b) LC Capital, by virtue of their service as Principals and managers of LC Capital, and (c) CL Investors, by virtue of the fact that they constitute a majority of CL Investors' Board of Directors. Messrs. Cohen and Levy disclaim beneficial ownership of those shares for all other purposes. COLE, as the sole general partner of Iridian Private Business, may be deemed to own beneficially shares of Common Stock that Iridian Private Business may be deemed to possess direct beneficial ownership. Iridian, as the sole member of COLE, may be deemed to possess beneficial ownership of the shares of Common Stock that are beneficially owned by COLE. Messrs. Cohen and Levy, by virtue of their ability to exercise voting and dispositive power over the shares of Common Stock beneficially owned by First Eagle pursuant to their employment agreements with Arnhold & S. Bleichroeder Advisors, Inc., may be deemed to possess beneficial ownership of those shares. Messrs. Cohen and Levy disclaim beneficial ownership of those shares for all other purposes.

(10) NewSouth Capital Management, Inc. has sole investment discretion over 4,073,944 shares, shared investment discretion over 26,050 shares and sole voting power over 3,682,444 shares.

(11) Includes the following shares beneficially owned by entities controlled by American International Group, Inc.: (a) John McStay Investment Counsel L.P., 3,494,353 shares; (b) AGC Life Insurance Company, American General Life Insurance Company and the Variable Annuity Life Insurance Company, 90,300 shares, and (c) AIG Global Investment Corp., 77,987 shares. American International Group has sole investment discretion over 3,494,353 shares, has sole voting power over 3,435,199 shares, shares voting power over 77,987 share and has no voting power over 149,454 shares.

Company Stock Owned by Officers and Directors (As of March 15, 2002)

The following table contains information as to the ownership of the Company's Common Stock as of March 15, 2002, with respect to (a) each of the directors, (b) the named executive officers, and (c) all directors and executive officers as a group. We have determined beneficial ownership for this purpose in accordance with Rule 13d-3 of Section 13 of the Securities Exchange Act of 1934. Under that rule, a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power with respect to the securities, or has the right to acquire beneficial ownership within 60 days of March 15, 2002.

Please note that 37,351,467 of the shares disclosed in the following table as beneficially owned by each of Messrs. Lee, Harkins, Boll and Hagerty are in fact the same shares that they jointly own as partners in THL Equity Advisors IV, LLC. See the footnotes to the table for additional information.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Class
Thomas H. Lee	38,103,015(1)	38.0%
David V. Harkins	37,503,023(2)	37.6%
C. Hunter Boll	37,470,750(3)	37.6%
Thomas M. Hagerty	37,470,750(4)	37.6%
Ronald N. Zebeck	2,801,138(5)	4.4%
Lee R. Anderson, Sr.	421,233(6)	*
Frank D. Trestman	120,000(7)	*
Derek V. Smith	66,000(8)	*
John A. Cleary	53,000(9)	*
Edward B. Speno	23,500(10)	*
Walter Hoff	22,500(11)	*
David D. Wesselink	316,621(12)	*
Joseph A. Hoffman	196,599(13)	*
David R. Reak	192,553(14)	*
Patrick J. Fox	167,603(15)	*
All directors and executive officers as a group (23 persons)	43,218,814(16)	41.8%

(*) Less than 1%.

(1) Includes 38,080,515 shares of Common Stock that may be acquired through the conversion of Series C and D Preferred Stock. Of those 38,080,515 shares: (a) 37,351,467 shares are beneficially owned in the aggregate by Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P. and Thomas H. Lee Foreign Fund IV-B, L.P., which may also be deemed to be beneficially owned by THL Equity Advisors IV, LLC, as their general partner; (b) 504,745 shares are beneficially owned by the 1997 Thomas H. Lee Nominee Trust; (c) 214,699 shares are beneficially owned by Thomas H. Lee Charitable Investment L.P.; and (d) 9,604 shares are beneficially owned by Thomas H. Lee Investors Limited Partnership, which may also be deemed to be beneficially owned by THL Investment Management Corp.

Mr. Lee may be deemed to beneficially own these shares because he acts as (a) Principal Managing Director; (b) settlor and beneficiary; (c) General Partner; and (d) sole shareholder, respectively, of these entities. Mr. Lee disclaims beneficial ownership of all shares except for those shares owned by the 1997 Thomas H. Lee Nominee Trust and except to the extent of his pecuniary interest in those shares owned by Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P., Thomas H. Lee Foreign Fund IV-B, L.P. and Thomas H. Lee Investors Limited Partnership. Also includes 22,500 shares that Mr. Lee has the right to acquire within 60 days of March 15, 2002 through the exercise of stock options.

(2) Includes the following shares of Common Stock which may be acquired through the conversion of Series C and D Preferred Stock: (a) 37,351,467 shares beneficially owned in the aggregate by Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P. and Thomas H. Lee Foreign Fund IV-B, L.P., which may also be deemed to be beneficially owned by THL Equity Advisors IV, LLC, as their general partner; (b) 116,105 shares are beneficially owned by Mr. Harkins; and (c) 12,951 shares beneficially owned by the 1995 Harkins Gift Trust. Mr. Harkins disclaims beneficial ownership of the Trust shares and shares beneficially owned in the aggregate by Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P. and Thomas H. Lee Foreign Fund IV-B, L.P. except to the extent of his pecuniary interest therein. Also includes 22,500 shares that Mr. Harkins has the right to acquire within 60 days of March 15, 2002, through the exercise of stock options.

(3) Includes the following shares of Common Stock which may be acquired through the conversion of Series C and D Preferred Stock: (a) 37,351,467 shares beneficially owned in the aggregate by Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P. and Thomas H. Lee Foreign Fund IV-B, L.P., which may also be deemed to be beneficially owned by THL Equity Advisors IV, LLC, as their general partner; and (b) 96,783 shares beneficially owned by Mr. Boll. Mr. Boll disclaims beneficial ownership of the shares beneficially owned in the aggregate by Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P. and Thomas H. Lee Foreign Fund IV-B, L.P. except to the extent of his pecuniary interest therein. Also includes 22,500 shares that Mr. Boll has the right to acquire within 60 days of March 15, 2002, through the exercise of stock options.

(4) Includes the following shares of Common Stock which may be acquired through the conversion of Series C and D Preferred Stock: (a) 37,351,467 shares beneficially owned in the aggregate by Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P. and Thomas H. Lee Foreign Fund IV-B, L.P., which may also be deemed to be beneficially owned by THL Equity Advisors IV, LLC, as their general partner; and (b) 96,783 shares beneficially owned by Mr. Hagerty. Mr. Hagerty disclaims beneficial ownership of the shares beneficially owned in the aggregate by Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P. and Thomas H. Lee Foreign Fund IV-B, L.P. except to the extent of his pecuniary interest therein. Also includes 22,500 shares that Mr. Hagerty has the right to acquire within 60 days of March 15, 2002, through the exercise of stock options.

(5) Includes (a) 463,988 shares of Restricted Common Stock issued pursuant to our Long-Term Incentive and Stock Option Plan; (b) stock units representing 32,362 shares of vested but unissued Common Stock credited to Mr. Zebeck's Deferred Stock Account in our Annual Incentive Bonus Plan for Designated Corporate Officers; and (c) 1,395,583 shares of Common Stock that Mr. Zebeck has the right to acquire within 60 days of March 15, 2002, through the exercise of stock options. Also includes 10,000 shares of Common Stock held by Mr. Zebeck's children.

(6) Includes 60,000 shares of Common Stock that Mr. Anderson has the right to acquire within 60 days of March 15, 2002, through the exercise of stock options.

(7) Includes 75,000 shares of Common Stock that Mr. Trestman has the right to acquire within 60 days of March 15, 2002, through the exercise of stock options.

(8) Includes 60,000 shares of Common Stock that Mr. Smith has the right to acquire within 60 days of March 15, 2002, through the exercise of stock options.

(9) Includes 40,000 shares of Common Stock that Mr. Cleary has the right to acquire within 60 days of March 15, 2002, through the exercise of stock options.

(10) Includes 22,500 shares of Common Stock that Mr. Speno has the right to acquire within 60 days of March 15, 2002, through the exercise of stock options.

(11) Includes 22,500 shares of Common Stock that Mr. Hoff has the right to acquire within 60 days of March 15, 2002, through the exercise of stock options.

(12) Includes (a) stock units representing 19,870 shares of vested but unissued Common Stock credited to Mr. Wesselink's Deferred Stock Account in our Annual Incentive Bonus Plan for Designated Corporate Officers; (b) stock units representing 9,828 shares of vested but unissued Common Stock credited to Mr. Wesselink's Stock Purchase Account in our Management Stock Purchase Plan; and (c) 274,473 shares of Common Stock that Mr. Wesselink has the right to acquire within 60 days of March 15, 2002, through the exercise of stock options. Also includes 450 shares of Common Stock held by Mr. Wesselink's son.

(13) Includes (a) stock units representing 17,752 shares of vested but unissued Common Stock credited to Mr. Hoffman's Stock Purchase Account in our Management Stock Purchase Plan; and (b) 167,943 shares of Common Stock that Mr. Hoffman has the right to acquire within 60 days of March 15, 2002, through the exercise of stock options. Also includes 4,500 shares held by Mr. Hoffman's spouse.

(14) Includes (a) stock units representing 3,124 shares of vested but unissued Common Stock credited to Mr. Reak's Stock Purchase Account in our Management Stock Purchase Plan; and (b) 184,966 shares of Common Stock that Mr. Reak has the right to acquire within 60 days of March 15, 2002, through the exercise of stock options.

(15) Includes (a) stock units representing 11,290 shares of vested but unissued Common Stock credited to Mr. Fox's Stock Purchase Account in our Management Stock Purchase Plan; and (b) 149,837 shares of Common Stock that Mr. Fox has the right to acquire within 60 days of March 15, 2002, through the exercise of stock options. Also includes 3,000 shares held by Mr. Fox's spouse and 476 shares held by Mr. Fox's children.

(16) Includes (a) 463,988 shares of Restricted Common Stock issued pursuant to our Long-Term Incentive and Stock Option Plan; (b) stock units representing 52,248 shares of vested but unissued Common Stock credited to Deferred Stock Accounts in our Annual Incentive Bonus Plan for Designated Corporate Officers; (c) stock units representing 111,076 shares of vested but unissued Common Stock credited to Stock Purchase Accounts in our Management Stock Purchase Plan; (d) 2,798,542 shares of Common Stock that the directors and executive officers have the right to acquire within 60 days of March 15, 2002, through the exercise of stock options; and (e) 38,403,137 shares of Common Stock through the conversion of Series C and D Preferred Stock.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards		
Name and Principal Position		Salary ($)(a)	Bonus($)	Other Annual Compensation ($)(b)	Restricted Stock Awards ($)(c)	Securities Underlying Options (#)(d)	All Other Compensation ($)(e)
Ronald N. Zebeck	2001	$878,461	$2,244,000	$200,781	$2,337,876	1,466,773	$514,686
Chairman and Chief	2000	$786,153	$1,964,384	$175,055	$2,340,536	1,466,773	$442,411
Executive Officer	1999	$681,827	$1,280,676	$123,286	$4,080,189	538,764	$364,537
David D. Wesselink ...	2001	$418,654	$ 825,563	$181,080	$ 27,519	160,322	$600,346
Vice Chairman	2000	$340,962	$ 697,475	$148,829	$ 116,246	161,590	$442,303
	1999	$300,000	$ 470,250	$136,792	$ 78,375	115,500	$348,815
Joseph A. Hoffman	2001	$299,038	$ 526,350	$103,323	$ 43,863	91,612	$134,587
Executive Vice	2000	$246,793	$ 496,763	$ 82,823	$ 41,397	85,186	$112,878
President	1999	$206,538	$ 324,107	$ 50,405	$ 27,009	40,800	$166,333
David R. Reak	2001	$299,038	$ 526,350	$ 54,181	$ 5,264	91,612	$136,697
Executive Vice	2000	$249,205	$ 498,268	$ 52,676	$ 16,609	85,262	$107,598
President	1999	$192,201	$ 350,000	$ 30,675	$ 11,667	45,300	$ 83,727
Patrick J. Fox	2001	$254,496	$ 446,980	$ 99,859	$ 14,899	77,870	$129,873
Executive Vice	2000	$229,706	$ 457,000	$ 84,302	$ 15,233	45,898	$121,808
President	1999	$192,404	$ 300,000	$ 46,656	$ 50,000	25,200	$140,867

(a) Amounts in this column include base pay and any paid time off.

(b) Amounts reported under this column include perquisites such as auto maintenance, auto allowance and club dues and also include executive medical reimbursement, tax preparation and spousal travel, and gross up payments to pay income taxes on such amounts. In 1998, separate auto maintenance and allowances and club dues (with respect to those executives other than the CEO) were eliminated in favor of one perk allowance. Amounts paid that represent more than 25% of total perquisites for each named executive officer for each of the fiscal years above are as follows: (1) 2001: Mr. Zebeck received $83,621 for spousal travel and a tax gross-up amount of $45,424; Mr. Wesselink received $70,407 for commuting expenses and a tax gross-up amount of $57,304; Mr. Reak received $13,174 for spousal travel, a tax gross-up amount of $6,924 and a perk allowance of $26,052; Mr. Hoffman received $38,040 for spousal travel, a tax gross-up amount of $20,664 and a perk allowance of $26,052; and Mr. Fox received $34,992 for spousal travel, a tax gross-up amount of $19,008 and a perk allowance of $26,052; (2) 2000: Mr. Zebeck received $72,383 for spousal travel and a tax gross-up amount of $41,516; Mr. Wesselink received $56,707 for commuting expenses and a tax gross-up amount of $48,665; Mr. Reak received $9,619 for spousal travel, a tax gross-up amount of $5,191 and a perk allowance of $26,052; Mr. Hoffman received $24,102 for spousal travel, a tax gross-up amount of $13,824 and a perk allowance of $26,052; and Mr. Fox received $22,735 for spousal travel, a tax gross-up amount of $13,040 and a perk allowance of $26,052; and (3) 1999: Mr. Zebeck received $25,734 for spousal travel, a tax gross-up amount of $14,760 and a perk allowance of $37,200; Mr. Wesselink received $57,792 for commuting expenses and a tax gross-up amount of $50,807; Mr. Reak received a perk allowance of $26,052; Mr. Hoffman received a perk allowance of $26,052; and Mr. Fox received $7,733 for spousal travel, a tax gross-up amount of $4,435 and a perk allowance of $26,052.

(c) Amounts reported in this column represent the dollar value of restricted stock awards granted to Mr. Zebeck on May 8, 2001 and September 24, 2001. Also included is the dollar value of the Company match of Restricted Stock Units made under our Management Stock Purchase Plan and our Annual Incentive Bonus Plan for Designated Corporate Officers.

(d) Amounts represent option grants to purchase the Company's Common Stock under the Metris Companies Inc. Amended and Restated Long-Term Incentive and Stock Option Plan.

(e) The amounts disclosed in this column include, for each of the years listed: (1) 2001: Supplemental Executive Retirement Plan (SERP) payments of $491,973 for Mr. Zebeck, $583,035 for Mr. Wesselink, $113,698 for Mr. Reak, $119,335 for Mr. Hoffman and $114,525 for Mr. Fox; Non-Qualified Deferred Restorative Retirement Plan (DRRP) payments of $9,000 for Messrs. Zebeck, Wesselink, Reak, Hoffman and Fox; 401(k) matching contributions in the amount of $5,100 for Messrs. Zebeck, Wesselink, Reak, Hoffman and Fox; a premium for disability insurance in the amount of $26,194 for Mr. Zebeck; and a key person life insurance premium of $6,603 for Mr. Zebeck; (2) 2000: Supplemental Executive Retirement Plan (SERP) payments of $394,179 for Mr. Zebeck, $425,286 for Mr. Wesselink, $92,530 for Mr. Reak, $97,812 for Mr. Hoffman and $106,608 for Mr. Fox; Non-Qualified Deferred Restorative Retirement Plan (DRRP) payments of $9,000 for Messrs. Zebeck, Wesselink, Reak, Hoffman and Fox; 401(k) matching contributions in the amount of $5,000 for Mr. Zebeck and $5,100 for Messrs. Wesselink, Reak, Hoffman and Fox; a premium for disability insurance in the amount of $26,252 for Mr. Zebeck; and a key person life insurance premium of $6,603 for Mr. Zebeck; and (3) 1999: Supplemental Executive Retirement Plan (SERP) payments of $330,846 for Mr. Zebeck, $339,372 for Mr. Wesselink, $67,874 for Mr. Reak, $77,589 for Mr. Hoffman and $78,783 for Mr. Fox; Non-Qualified Deferred Restorative Retirement Plan (DRRP) profit sharing payments of $4,200 for Messrs. Zebeck, Wesselink and Reak, and $2,873 for Mr. Hoffman; 401(k) matching contributions in the amount of $3,900 for Mr. Zebeck, $4,834 for Mr. Reak, $3,719 for Mr. Hoffman and $3,830 for Mr. Fox; 401(k) profit sharing contributions in the amount of $4,800 for Messrs. Zebeck, Reak, Hoffman and Fox, and $379 for Mr. Wesselink; premiums for disability insurance in the amount of $14,187 for Mr. Zebeck, $4,864 for Mr. Wesselink, $595 for Mr. Reak, $2,352 for Mr. Hoffman and $2,452 for Mr. Fox; a key person life insurance premium of $6,603 for Mr. Zebeck and signing bonuses in the amount of $75,000 for Mr. Hoffman and $50,000 for Mr. Fox.

The following table shows information concerning stock options granted during the fiscal year ended December 31, 2001, for the named executive officers:

Option Grants in Last Fiscal Year
Individual Grants

Name	Number of Securities Underlying Options Granted (#)(a)	% of Total Options Granted to Employees in 2001	Exercise Price ($/Share)	Expiration Date	Grant Date Present Value(b)
Ronald N. Zebeck	113,603	5.07%	$28.69	05/08/11	$1,306,435
	113,603	5.07%	$28.69	05/08/11	$1,605,210
	155,129	6.93%	$21.01	09/24/11	$1,628,855
	155,129	6.93%	$21.01	09/24/11	$1,946,869
David D. Wesselink	33,887	1.51%	$28.69	05/08/11	$ 389,701
	33,887	1.51%	$28.69	05/08/11	$ 478,823
	46,274	2.07%	$21.01	09/24/11	$ 485,877
	46,274	2.07%	$21.01	09/24/11	$ 580,739
Joseph A. Hoffman	19,364	0.87%	$28.69	05/08/11	$ 222,686
	19,364	0.87%	$28.69	05/08/11	$ 273,613
	26,442	1.18%	$21.01	09/24/11	$ 277,641
	26,442	1.18%	$21.01	09/24/11	$ 331,847
David R. Reak	19,364	0.87%	$28.69	05/08/11	$ 222,686
	19,364	0.87%	$28.69	05/08/11	$ 273,613
	26,442	1.18%	$21.01	09/24/11	$ 277,641
	26,442	1.18%	$21.01	09/24/11	$ 331,847
Patrick J. Fox	15,975	0.71%	$28.69	05/08/11	$ 183,713
	15,975	0.71%	$28.69	05/08/11	$ 225,727
	22,960	1.03%	$21.01	09/24/11	$ 241,080
	22,960	1.03%	$21.01	09/24/11	$ 288,148

(a) These options were granted under the Metris Companies Inc. Amended and Restated Long-Term Incentive and Stock Option Plan and expire 10 years after their grant date. The other options granted on May 8, 2001 and September 24, 2001, vest as follows: (a) 50% of the grants in equal increments over four years; and (b) 50% based on Company and industry financial performance criteria, in three equal increments over a three-year minimum and six-year maximum period, and beginning: (1) at the earliest—one year after the grant date and (2) at the latest—four years after the grant date.

(b) These dollar amounts are the result of calculations of the present value of the grant at the date of grant using the Black-Scholes option pricing method and the following assumptions: 0.2% dividend yield, 52.2% expected volatility, 4.9% risk-free interest rate and six year expected life. The actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock.

The following table indicates for each of the named executive officers information concerning the number and value of exercisable and unexercisable in-the-money options as of December 31, 2001.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Unexercised Options At 12/31/01 (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at 12/31/01 ($)(1) Exercisable/ Unexercisable
Ronald N. Zebeck	0	$ 0	1,261,414 2,481,587	$13,825,318 $ 9,818,704
David D. Wesselink	0	$ 0	243,127 344,285	$ 2,509,804 $ 1,385,037
Joseph A. Hoffman	0	$ 0	155,602 151,996	$ 1,566,283 $ 339,359
David R. Reak	55,000	$1,139,435	172,625 152,049	$ 1,677,835 $ 339,466
Patrick J. Fox	0	$ 0	143,032 116,086	$ 1,514,398 $ 269,877

(1) The value of unexercised in-the-money options represents the aggregate difference between the market value on December 31, 2001, based on the closing price of our Common Stock, as reported on the New York Stock Exchange, Inc. and the applicable exercise prices and other amounts paid to obtain the shares.

Retirement Plans

Metris Retirement Plan. In January 1997, we adopted a defined contribution profit sharing plan ("401(k) Plan"). The 401(k) Plan stipulates that eligible employees may elect to contribute to the plan. We match 50% of pretax contributions up to 6% of recognized income. In addition, the 401(k) Plan provides for a discretionary profit sharing contribution, which, if declared, is made to accounts of employees with at least one year of service. In 1999, we contributed, as a discretionary profit sharing contribution, 3% of recognized income for eligible employees. There were no profit sharing contributions made for 2000 or 2001. Starting January 1, 2002, we implemented automatic enrollment in the 401(k) Plan for all new employees. Unless they opt out within the first 30 days of employment, we automatically enroll new employees in the 401(k) Plan at 2% of salary. In 2002, we also amended the 401(k) Plan to change the timing of our granting of the 50% employer match to take place on the first day of eligibility to participate in the 401(k) Plan, with vesting of the employer match upon one year of service.

Deferred Compensation Plans. On March 1, 1998, we adopted a Deferred Compensation Plan that covered those employees not eligible to participate in the 401(k) Plan for fiscal year 1998. The Deferred Compensation Plan, set up for selected management employees, provided that certain employees may defer compensation of up to $10,000, with interest accruing on amounts deferred. We matched the deferral. Deferral and matching did not continue in 1999 although amounts in the plan remained in the investment plans. In 2000, we rolled existing account balances into the new Deferred Restorative Retirement Plan, described below.

Deferred Restorative Retirement Plan. On November 2, 1999, the Compensation Committee adopted a Deferred Restorative Retirement Plan ("DRRP") that is limited to a select group of management and highly compensated employees of the Company as a means of sheltering a portion of income from current taxation while accumulating resources for future investments or retirement. The DRRP is designed to make whole an employee whose benefits under the 401(k) Plan are limited by the application of Section 415 of the Internal Revenue Code. Section 415 limits the amount of contributions that can be made to a defined contribution plan on behalf of an employee. Under the DRRP, participants may defer up to 15% of their salary and bonus with a maximum compensation level of $300,000. The plan mirrors the 401(k) Plan, allowing for a 50% match on the first 6% of eligible compensation deferred by the employee. The DRRP also restores the discretionary profit match if allocated under the 401(k) Plan for compensation recognized above the Section 415 limit up to $300,000.

Supplemental Executive Retirement Plan. In October 1999, the Compensation Committee adopted a Supplemental Executive Retirement Plan ("SERP") that covers our officers or other senior management employees who are selected for participation by the Compensation Committee and the Chief Executive Officer. The SERP is an account balance plan to which we make annual contributions targeted to provide a specified benefit at retirement. Under the SERP, we will pay a benefit to a participant whose employment relationship with us is completely severed either (a) at age 65, or (b) if the participant has five years of plan participation, at or after age 55. The annual retirement benefit payable under the SERP is targeted to equal either 60% or 40% of the average of the participant's final three years of salary and bonus with us. Upon a change in control of the Company, a termination of the participant's employment will be deemed to have occurred and, for purposes of determining eligibility for benefits, a participant will be deemed to have reached the age of retirement and completed five years of plan participation.

We amended the plan in 2001 to include the following clarification of change in control and the additional triggers that would result in the pay-out of the age 55 benefit:

- a material diminution or other material adverse change in the participant's job title, offices, duties, responsibilities, level of administrative support or status from that held, assigned or receiving within the 90-day period preceding the change in control event;
- a material reduction in the participant's compensation (including base salary and bonuses), qualified and non-qualified pension and profit sharing benefits, welfare and fringe benefits, or executive expense allowances in comparison to that which the participant is entitled to during the 90-day period immediately before the change in control event;
- participant is forced to relocate to a business location more than forty (40) miles from the location at which the participant was assigned immediately before the initial change in control event, or
- participant's employer or the surviving company in a merger to which the employer is a party, terminates its sponsorship of the SERP, suspends or discontinues annual company contributions to the SERP.

If a participant dies before the participant's employment terminates, the death will be treated as a termination of employment and the participant will be deemed to have reached the age of retirement and completed five years of plan participation. Benefits under the SERP will be paid in fifteen (15) annual installments, commencing no later than 60 days after the last day of the year in which the participant retires. The calendar year 2001 Company contribution under the SERP for the Chief Executive Officer and each of the other named executive officers who are participants are as follows: Mr. Zebeck, $491,973; Mr. Wesselink, $583,035; Mr. Reak, $113,698; Mr. Hoffman, $119,335; and Mr. Fox, $114,525. We calculate these contributions based on actuarial assumptions regarding years of participation and future investment return on participants' account balances. We have assumed that these officers will remain participants in the SERP until age 65.

Bonus Plans

We have two bonus plans: an Amended and Restated Annual Incentive Bonus Plan for Designated Corporate Officers and a Management Incentive Bonus Plan. To date, only our Chief Executive Officer,

Mr. Zebeck, and our Vice Chairman, Mr. Wesselink, have participated in the Amended and Restated Annual Incentive Bonus Plan for Designated Corporate Officers, although the Compensation Committee can select other participants who are Executive Vice Presidents or Senior Vice Presidents. Our other executives and certain employees participate in the Management Incentive Bonus Plan.

The Amended and Restated Annual Incentive Bonus Plan for Designated Corporate Officers is designed to ensure the tax deductibility of the bonus we pay to our most highly compensated executives. We determine the maximum bonus payable under this plan by applying performance factors, which are formulas and percentages, to one or more performance criteria specified by the plan. The Compensation Committee approves the performance factors and the particular criteria used for the bonus calculation. The plan was originally approved by shareholders at the 1997 Annual Meeting, and amendments to the plan were approved by the shareholders at the 1998 and 1999 Annual Meetings.

Payouts under the Management Incentive Bonus Plan are based upon two components: our performance as measured by targets selected by the Compensation Committee and management objectives personally set for each employee and approved by the Chief Executive Officer. The weight accorded each component depends on the position level of the employee. The more senior the position, the more likely an employee's actions and decisions directly affect our performance. Such employees' bonuses will depend heavily upon reaching objective targets of our performance. Less senior employees' bonuses will instead depend more heavily upon reaching individually tailored goals.

Amended and Restated Long-Term Incentive and Stock Option Plan

Under our Amended and Restated Long-Term Incentive and Stock Option Plan, our employees may be granted stock options, stock appreciation rights or other stock based awards (including restricted stock awards, performance-based stock awards and cash awards). The Compensation Committee may make individual awards or a general grant to employees. Our shareholders approved this stock-based plan in 1997 and approved amendments to the plan in 1998 and 1999. In 2000, the Compensation Committee decided to grant options on a semiannual basis. Grant dates in 2001 were in May and September. We anticipate that the grant dates in 2002 and following years will be in May and December. In 2001, we amended the plan to include an option reload provision for key executives. The option reload provision allows an executive to cover the tax and the cost of the exercise of an option by surrendering mature shares. In return, the executive is granted an option equal to the number of shares surrendered.

Management Stock Purchase Plan; Incentive Plan for Designated Corporate Officers

On May 11, 1999, our shareholders approved a Management Stock Purchase Plan and an Amended and Restated Annual Incentive Bonus Plan for Designated Corporate Officers, which both allow a participant to defer up to 50% of his or her bonus. As discussed above, our Chairman and CEO, Mr. Zebeck, and our Vice-Chairman, Mr. Wesselink, participate in the Plan for Designated Corporate Officers. Any employee whose job title is Senior Vice President or higher and who participates in the Management Incentive Bonus Plan is eligible to participate in the Management Stock Purchase Plan.

The amount deferred under either plan is credited to a stock purchase account as stock units representing unissued Common Stock. We will match the deferred amount at a rate equal to $1 for every $3 contributed by the participant. The participant's contribution is immediately vested and our match vests on the third anniversary of the end of the bonus calendar year. Unless a participant's employment is terminated, amounts contributed to the stock purchase account must remain in the account for three years, except for contributions during the first year of the plans, which must remain in the account for two years.

Change of Control Severance Agreements

We have entered into Change of Control Severance Agreements with key employees, including each of the named executive officers in this Proxy Statement. These agreements are intended to provide continuity of management in the event of a change of control. Each agreement provides that the covered employee be assured of certain salary and compensation while employed during the two-year period after a change of control ("Post-Change Period"), and also provides severance payments if the Company terminates employment of the covered employee, other than for death, disability or cause, or if such employee terminates his or her employment for "good reason," as defined in the agreement.

While employed during the Post-Change Period, each covered employee will be paid an annual salary at least equal to 12 times that employee's highest monthly base salary paid during the 12-month period prior to the change of control event ("Guaranteed Base Salary"). In addition, the covered employee will be entitled to participate in all incentive compensation, retirement and welfare plans applicable to peer executives at the Company, but in no event shall those incentive compensation, retirement and welfare plans be on terms less favorable to the employee than the most favorable provided to the employee under plans in effect 90 days prior to the change of control. All outstanding stock options granted to the covered employee will become fully vested upon the occurrence of a change of control event. To the extent those options are forfeited, the covered employee will be entitled to receive a cash payment equal to the aggregate difference between the fair market value of Company stock underlying such forfeited options and the exercise price to purchase such stock.

The severance payments to be made if the employee is terminated without cause, or if he or she resigns with "good reason" during the Post-Change Period, include the following:

(a) an amount equal to the Guaranteed Base Salary and accrued vacation through the applicable termination date;

(b) a lump sum payment in cash equal to a certain number times the covered employee's Guaranteed Base Salary plus the highest annual bonus paid to that covered employee during the preceding two years ("Guaranteed Bonus");

(c) a pro rata Guaranteed Bonus for the year of termination;

(d) all deferred amounts under any Company non-qualified deferred compensation or pension plan, together with accrued but unpaid earnings thereon;

(e) an amount equal to the unvested portion of the executive officer's accounts, accrued benefits or payable amounts under any qualified plan, and certain pension, profit sharing and retirement plans we maintain; and

(f) an amount equal to fees and costs charged by an outplacement firm.

In addition, we have agreed, for a certain year period following the applicable executive officer's termination date, to continue to provide to such executive officer certain welfare benefits including, but not limited to, medical, dental, disability, salary continuance, individual life and travel accident insurance on terms at least as favorable as provided to other executives during the 90 day period preceding the change of control event.

Each agreement provides that we shall make an additional "gross up payment" if the covered employee would receive a payment deemed an "excess parachute payment" under the Internal Revenue Code of 1986 to pay any excess tax pursuant to Section 4999 of the Code. We will not be able to deduct any excess parachute payments, if any, made to executive officers under the agreements nor any payment of any "gross up" for payment of the tax.

Each covered employee signing a Severance Agreement agrees for a period of years, equal to the number by which his or her Guaranteed Base Salary and Guaranteed Bonus is multiplied for the determination of severance, not to compete with us. The number of years and the number by which the Guaranteed Salary and Guaranteed Bonus are multiplied for each of the named executive officers are as follows:

Officer	Number
Zebeck	3
Wesselink	2
Hoffman	2
Reak	2
Fox	2

A "change of control" under the agreements occurs if any of the following events occur:

(a) "any person" as defined in the Securities Exchange Act of 1934 acquires beneficial ownership, as defined in the Exchange Act, of more than 30% of the Common Stock of the Company, except under Mr. Wesselink's agreement, in which the ownership percentage is 50%;

(b) individuals who constitute the Board prior to a change of control cease to constitute a majority of the Board; or

(c) certain corporate reorganizations, including certain mergers, sale of substantially all of the assets, liquidation or dissolution.

The issuance of the Series C Preferred Stock to affiliates of Thomas H. Lee Partners, L.P. and its predecessor, Thomas H. Lee Company, on June 1, 1999, constituted a change of control under these agreements. Mr. Zebeck waived this "change of control" under his agreement.

Key Person Life Insurance

We provide an insurance death benefit for Mr. Zebeck in the amount of $25,000,000. We are the beneficiary of $20,000,000 and Mr. Zebeck's spouse is the beneficiary of $5,000,000.

Performance Graph

The following graph compares the cumulative total shareholder return on the Company's Common Stock since December 31, 1996 with the cumulative return for the S&P 500 Index and the S&P Consumer Finance Index over the same period, assuming the investment of $100 on December 31, 1996 and reinvestment of gross dividends.



Total Return Performance
Metris Common Stock
S&P 500 Index
S&P Consumer Fin. Index
Index Value
$350
$300
$250
$200
$150
$100
$50
$0
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01

TOTAL RETURN	12/96	12/97	12/98	12/99	12/00	12/01
Metris Common Stock	$100	$142.83	$210.03	$298.16	$330.17	$323.11
S&P 500 Index	$100	$133.10	$170.82	$206.50	$187.85	$165.59
S&P Consumer Fin. Index	$100	$135.40	$182.89	$191.19	$269.52	$217.13

Compensation Committee Report on Executive Compensation

Compensation Policies

The Board has delegated to the Compensation Committee ("Committee") the authority to review, set and administer our compensation plans, subject to ratification by the full Board as to compensation paid to the Chairman and Chief Executive Officer. The Committee is comprised entirely of non-employee directors.

The Committee has established compensation guidelines to achieve four basic goals:

- promote stock ownership for key executives to align their compensation with shareholder interests;
- allow us to attract, retain and motivate executives of the highest caliber;
- align compensation directly with shareholder market value through earnings per share performance goals and accomplishment of team or individual objectives; and
- establish annual incentives based on aggressive performance goals.

For 2001, these policies were achieved through a compensation program consisting of base salary, short-term incentive compensation in the form of bonuses, and long-term stock options.

Base Salaries of Executive Officers other than the Chief Executive Officer

Each year the Committee reviews base salaries of the senior officers, including the executive officers named in this Proxy Statement in the section entitled "Compensation Tables and Compensation Matters." In determining base salaries, the Committee considers the range of salaries paid to similar officers at comparable companies. In addition, the Committee makes subjective judgments concerning individual performance of the executive officer.

This year, the Committee commissioned an independent human resources consulting firm to evaluate external market comparisons. This evaluation demonstrated that we pay below market as to base salaries, but slightly higher than market when bonuses are considered. This is consistent with our goal to reward employees based upon our performance.

Bonuses Paid to Executive Officers other than the Chief Executive Officer

In 2001, other than our Chairman and Chief Executive Officer and our Vice Chairman, who participate in the Amended and Restated Annual Incentive Bonus Plan for Designated Corporate Officers, the executive officers and other corporate officers and employees participated in the 2001 Metris Companies Inc. Management Incentive Bonus Plan ("Incentive Plan"). Payouts under the Incentive Plan for 2001 were based on two components: (1) earnings per share; and (2) management objectives personally set for each employee. Senior employee bonuses are largely dependent on achievement of earnings per share. For the named executive officers other than the Chief Executive Officer, 85% of their bonus was dependent upon attaining the earnings per share objective.

Stock Options for Executive Officers other than the Chief Executive Officer

In 2001, all executive officers and other key employees were granted non-qualified stock options under our Amended and Restated Long-Term Incentive and Stock Option Plan. During the year, options played a significant role in attracting superior employees. In addition, options were granted to executives and employees whose individual performances demonstrated continued excellence.

The options granted in the past year generally provided that they would expire in 10 years. The May 8, 2001 and September 24, 2001 option grants vest as follows:

- 50% of the grant in equal increments over four years from May 8, 2002 to May 8, 2005 and September 24, 2002 to September 24, 2005, respectively,
- 50% based on Company and industry financial performance criteria, in three equal increments over a three-year minimum and six-year maximum period, beginning
  1. at the earliest—one year after the grant date, and
  2. at the latest—four years after the grant date.

All stock options contained an exercise price based on the fair market value of the Common Stock on the date of grant. The Committee uses the closing price of the stock as reflected on the New York Stock Exchange, Inc. on the day before the grant date to determine the fair market value.

Compensation of the Chief Executive Officer

Although the full Board must ratify any Committee decision concerning the compensation paid to Ronald N. Zebeck, Chairman and Chief Executive Officer, only the Committee may actually set such compensation. Therefore, the compensation paid to Mr. Zebeck must have the approval of the majority of the four non-employee directors.

The Committee considered an analysis of proxy statements prepared by an independent human resources consulting firm that found that we needed to adjust our Chief Executive Officer's compensation in order to achieve parity and competitiveness with other companies. Effective January 1, 2002, the Board increased Mr. Zebeck's base salary from $880,000 to $968,000 per year, a 10% increase.

At the beginning of 2001, Mr. Zebeck met with the Committee to discuss his goals and objectives for the coming year and to set the performance goals under our Annual Incentive Plan. Based upon such discussion, the Committee decided that Mr. Zebeck's bonus would be tied entirely to certain targets for our earnings per share. For the year 2001, the Company achieved $2.62 in earnings per share and the Committee awarded Mr. Zebeck $2,244,000 as a bonus under the Annual Incentive Plan.

In May and September of the past year, the Committee also authorized grants of options to Mr. Zebeck to purchase 227,206 and 310,258 shares, respectively, of the Company's Common Stock. The exercise price and the vesting schedule are the same as set forth above for other executive officers.

We awarded a total of 72,558 shares of restricted Common Stock to Mr. Zebeck in 2001. The restricted stock vests in 2006.

Policy on Deductibility of Compensation

Under Section 162(m) of the Internal Revenue Code, we are generally precluded from deducting compensation in excess of $1 million per year for our Chief Executive Officer and the next four highest paid executive officers, unless payments are made under qualifying performance based plans.

The Committee generally intends to pursue a strategy of maximizing the deductibility of compensation paid to executives. However, the Committee reserves the right to take actions it considers to be in our best interest, including the authorization of compensation without regard to deductibility.

JOHN A. CLEARY	LEE R. ANDERSON, SR.	DAVID V. HARKINS	FRANK D. TRESTMAN
Chair	*Member*	*Member*	*Member*

Audit Committee Report

The Audit Committee of the Board of Directors is composed of four independent directors and operates under a written charter adopted by the Committee and approved by the Board. The Audit Committee's charter is attached to this Proxy Statement as Appendix A. The members of the Audit Committee are Frank D. Trestman (Chair), Walter Hoff, Derek V. Smith and Edward B. Speno.

Management is responsible for the Company's internal controls and the financial reporting process. The Company's independent auditors, KPMG LLP, are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Audit Committee is responsible for considering and reviewing with management and the independent auditors the adequacy of these internal controls and accounting functions. As part of fulfilling this responsibility, the Audit Committee meets and discusses these matters with the Company's internal audit personnel.

In connection with these duties, the Audit Committee met with management and KPMG to review and discuss the December 31, 2001 financial statements. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The Audit Committee also discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee also received the written disclosures from KPMG required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with KPMG that firm's independence.

Based upon the Audit Committee's discussions with management and KPMG, and the Audit Committee's review of the representations of management and KPMG, the Audit Committee recommended that the Company's Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission.

FRANK D. TRESTMAN	**WALTER HOFF**	**DEREK V. SMITH**	**EDWARD B. SPENO**
Chair	***Member***	***Member***	***Member***

Information Regarding Independent Auditors

The following table sets forth the amount of audit fees, financial information systems design and implementation fees, and all other fees billed by KPMG for the year ended December 31, 2001:

	Amount
Audit Fees	$ 494,000
Financial Information Systems Design and Implementation Fees	$ 0
All Other Fees:	
Fees for Tax Services	$ 112,000
Fees for Other Audit and Attestation Services	$ 417,000*
Other Fees (Network penetration test)	$ 40,000
Total Fees	$1,063,000

* Fees for (a) attestation services relating to securitizations and other funding programs, (b) audit and other procedures relating to FDICIA (Federal Deposit Insurance Corporation Improvement Act of 1991) for our subsidiary Direct Merchants Credit Card Bank, National Association, (c) audit of our subsidiary Metris Warranty Services, Inc., (d) employee benefit plan audits and (e) debt-related attestation services.

The Audit Committee has considered whether, and determined that, the provision of the non-audit services described in the table above is compatible with maintaining KPMG's independence.

Proposal One: Election of Directors

How is Our Board Structured?

Our Amended and Restated Certificate of Incorporation provides that directors, other than directors who may be elected by any series of Preferred Stock or any other securities of the Company, shall be divided into three classes, as nearly equal in number as possible. At our 2001 Annual Meeting of Shareholders, our shareholders elected three directors to serve as a Class Three directors for a three-year term. This year, the holders of our Common Stock will elect two directors to serve as Class One directors for a three-year term and next year will elect two directors to serve as Class Two directors for a three-year term. When each class is up for reelection, the nominees for such class will be nominated for a three-year term. These provisions create a staggered board. With staggered membership, the Board will always be comprised of directors having experience with us. The membership of each of the classes is set forth below.

Class One Directors: This Year's Board Nominees To Be Elected by Holders of Common Stock

The Board has selected the following directors to be placed in Class One, who are the nominees for election at the Annual Meeting:

Lee R. Anderson, Sr. (age 62, a director since 1997), is Chairman and Chief Executive Officer of the API Group, Inc. located in Golden Valley, Minnesota, a group of 23 separate construction, manufacturing, fire protection and material distribution companies operating out of 90 offices in the United States, Canada and Great Britain.

John A. Cleary (age 70, a director since 1998) was the Chief Executive Officer of Donnelley Marketing, Inc. from 1979 until 1993. Donnelley Marketing, Inc. was a division of Dun and Bradstreet Corporation until 1991 when it was acquired by a group of investors and senior management. Mr. Cleary continued as Chief Executive Officer until 1993 when he was elected Vice Chairman of its Board of Directors, a position he held until 1996 when First Data Corporation acquired the company. Mr. Cleary continued as a senior advisor and consultant to the company. In 1996, Mr. Cleary founded a marketing and consumer privacy consulting firm, John Cleary Enterprises, of which he is President and which has no affiliation with the Company. Mr. Cleary is also a director of SoundWaters, Inc., a non-profit Stamford, Connecticut based environmental education organization dedicated to the preservation and protection of Long Island Sound. Mr. Cleary was also a director of The Direct Marketing Association from 1985 to 1996, and served as Chairman of its Board from 1990 to 1991.

Class Two Director: Serving Until 2003

Derek V. Smith (age 47, a director since 1997) has served as Chairman of the Board of ChoicePoint Inc., an information services company, since May 1999, and as President and Chief Executive Officer since May 1997. He served as Executive Vice President with Equifax Inc. and Group Executive of the Insurance Services Group of Equifax from 1993 until the spin-off of ChoicePoint from Equifax in 1997. Mr. Smith also serves as a director of The Chief Executive Leadership Institute and The Stanley Works.

Edward B. Speno (age 65, a director since 2000) was Executive Vice President of Credit Card Service Corporation from 1982 to 1991. Prior to joining CCSC, he was Executive Vice President and Business Manager of Citicorp Financial, Inc. from 1977 to 1982. Mr. Speno served as Vice President of Citibank, N.A. from 1975 to 1982. He is a past director of CCC Information Service Group, Inc., CCSC and various subsidiaries, Multibank Financial Corp. and Speno Railroad Ballast Cleaning Company. Mr. Speno is a charter member of the John Carroll Society of the Archdiocese of Baltimore. He is also a member of the advisory board of the Dana and Albert Broccoli Center for Aortic Diseases at the Johns Hopkins University School of Medicine, and is Fundraising Chairman for the Henry Ciccarone Center for the Prevention of Heart Disease at Johns Hopkins.

Class Three Directors: Serving Until 2004

Walter Hoff (age 49, a director since 1999) is a director and the President and Chief Executive Officer of NDCHealth. Prior to joining NDCHealth, Mr. Hoff was Executive Vice President of First Data Corporation from 1991 to 1997, with responsibility for First Data Card Services Group. Mr. Hoff served as Chief Financial Officer and Executive Vice President of American Express Information Services Corporation (predecessor to First Data Corporation) from 1989 to 1991.

Frank D. Trestman (age 67, a director since 1996) has been President of Trestman Enterprises, an investment and business development firm, for the past seven years. Mr. Trestman is also the Chairman of Avalon Group, a real estate development company. He has been a consultant to McKesson Corporation and is the former Chairman of the Board and Chief Executive Officer of Mass Merchandisers, Inc., a distributor of non-food products to grocery retailers and a former subsidiary of McKesson Corporation. Mr. Trestman is a director of Insignia Systems, Inc. and Best Buy Co., Inc. He also serves on the Board of Governors of Abbott Northwestern Hospital and on the Board of Trustees of The Harry Kay Foundation.

Ronald N. Zebeck (age 46, a director since 1996) has been our Chairman and Chief Executive Officer since May 2000, and previously served as President and Chief Executive Officer since our incorporation in August 1996. He has been President of one of our subsidiaries, Metris Direct, Inc., since March 1994, and has served as Chairman of the Board of our subsidiary Direct Merchants Credit Card Bank, National Association since July 1995. Mr. Zebeck was Managing Director, GM Card Operations of General Motors Corporation from 1991 to 1993, Vice President of Marketing and Strategic Planning of Advanta Corporation (previously known as Colonial National Bank USA) from 1987 to 1991, Director of Strategic Planning of TSO Financial (later Advanta Corporation) from 1986 to 1987, and held various credit card and credit-related positions at Citibank affiliates from 1976 to 1986. He is also a director of MasterCard International, Inc.

The persons named in the enclosed proxy intend to vote the proxy for the election of each of the nominees on the proxy card unless you indicate on the proxy card that your vote should be withheld from one or more nominees. Each of the nominees has consented to being named in this Proxy Statement, and to serve as a director if elected. Each nominee elected as a director will continue in office until his successor has been elected and qualified or until his death, resignation or retirement. We expect each nominee for election as a director to be able to serve. If any nominee is not able to serve, proxies will be voted in favor of the remaining nominees and may be voted for a substitute.

The Board recommends a vote FOR the election of Lee R. Anderson, Sr. and John A. Cleary to the Board.

In addition to the maximum of seven directors who may be elected by the holders of our Common Stock, the holders of our Series C Preferred Stock have the right to elect four directors. The directors elected by the Preferred Stockholders serve for one-year terms. The current terms expire at the Annual Meeting. The following persons are both the current directors representing the holders of our Series C Preferred Stock and the nominees for election to terms expiring at the 2003 Annual Meeting:

C. Hunter Boll (age 45) has been employed by Thomas H. Lee Partners, L.P. and its predecessor, Thomas H. Lee Company since 1986. From 1984 through 1986, Mr. Boll was with The Boston Consulting Group. From 1977 through 1982, he served as an Assistant Vice President, Energy and Minerals Division of Chemical Bank. Mr. Boll is a Director of Big V Supermarkets, Inc., Cott Corp., Tucker Anthony Sutro, The Smith & Wollensky Restaurant Group, Inc., TransWestern Publishing, L.P. and United Industries, Inc.

Thomas M. Hagerty (age 39) has been employed by Thomas H. Lee Partners, L.P. and its predecessor, Thomas H. Lee Company since 1988. Prior to joining Thomas H. Lee Partners, L.P., Mr. Hagerty was in the Mergers and Acquisitions Department of Morgan Stanley & Co. Incorporated. Mr. Hagerty is a director of ARC Holdings, Cott Corp., Conseco Inc. and Syratech Corp. Mr. Hagerty is also a Vice President of T.H. Lee Mezzanine II, the Administrative General Partner of Thomas H. Lee Advisors II, L.P. which is the sole limited partner of the Managing General Partner of ML-Lee Acquisition Fund II, L.P. and ML-Lee Acquisition Fund (Retirement Accounts) II, L.P.

David V. Harkins (age 61) has been affiliated with Thomas H. Lee Partners, L.P. and its predecessor, Thomas H. Lee Company since its founding in 1974 and currently serves as President of Thomas H. Lee Partners, L.P. In addition, he has over 30 years experience in the investment and venture capital industry with the John Hancock Mutual Life Insurance Company, where he began his career, as well as TA Associates and Massachusetts Capital Corporation. Mr. Harkins also founded National Dentex Corporation and serves as Chairman of the Board. He is currently a Director of Conseco Inc., Cott Corp., Fisher Scientific International Inc., Stanley Furniture Company, Inc. and Syratech Corp. Mr. Harkins also serves as President and Trustee of T.H. Lee Mezzanine II, the Administrative General Partner of Thomas H. Lee Advisors II, L.P., which is the sole limited partner of the Managing General Partner of ML-Lee Acquisition Fund II, L.P. and ML-Lee Acquisition Fund (Retirement Accounts) II, L.P., Principal Managing Director of Thomas H. Lee Advisors, LLC, TH Lee, Putnam Capital Advisors, LLC, and Thomas H. Lee Management Company, LLC, President of THL Fund IV Bridge Corp. and THL Investment Management Corp., and Vice President of THL Equity Holdings III, Inc.

Thomas H. Lee (age 57) founded Thomas H. Lee Partners, L.P.'s predecessor, Thomas H. Lee Company, in 1974 and from that time, through July 1999, served as its President. Mr. Lee currently serves as General Director of Thomas H. Lee Partners, L.P. Thomas H. Lee Partners, L.P. is a Boston-based private equity firm that focuses on investments in growth companies. From 1966 through 1974, Mr. Lee was with First National Bank of Boston where he directed the bank's high technology lending group from 1968 to 1974. Mr. Lee is also director of Vertis Holdings, Inc., Finlay Fine Jewelry Corporation, First Security Services Corporation, Miller Import Corporation, Safelite Glass Corporation, The Smith & Wollensky Restaurant Group, Inc., Vail Resorts, Inc. and Wyndham International, Inc. Mr. Lee is an individual general partner of ML-Lee Acquisition Fund II, L.P. and ML-Lee Acquisition Fund (Retirement Accounts) II, L.P. Mr. Lee also serves as Chairman of T.H. Lee Mezzanine II, the Administrative General Partner of Thomas H. Lee Advisors II, L.P., which is the sole limited partner of the Managing General Partner of ML-Lee Acquisition Fund II, L.P. and ML-Lee Acquisition Fund (Retirement Accounts) II, L.P.

Proposal Two: Approval of an Increase in the Number of Shares Reserved for Issuance Pursuant to the Amended and Restated Long-Term Incentive and Stock Option Plan

We are asking for your approval of an increase in the number of shares of the Company's Common Stock to be reserved for issuance under our Amended and Restated Long-Term Incentive and Stock Option Plan ("Plan") from 17,000,000 to 19,000,000.

The Plan was first approved by our shareholders in 1997, and amendments to the Plan were approved by our shareholders in 1998, 1999, 2000 and 2001.

The text of the Plan is set forth in Appendix B delivered with this Proxy Statement. The following is intended to be a summary of the Plan's principal terms and does not purport to be a complete statement of its terms. It is subject to, and qualified in its entirety by, reference to the Plan in Appendix B.

What is the Purpose of the Plan?

The purposes of the Plan are specifically to stimulate the efforts of our employees and to align their interests with the interests of shareholders.

Why Do We Need Additional Shares?

We are able to issue up to 17,000,000 shares of Common Stock under the Plan. The number of shares available at any time is subject to adjustment in the event of stock splits, stock dividends and other situations. As of March 15, 2002, we have issued or granted options to purchase approximately 15,700,000 shares under the Plan.

It is important that we maintain our current stock option program to remain competitive. We have extended our stock option program to employees at all levels of our organization. In 1999, we introduced a broad-based option program, offering all employees options to purchase 300 shares. In 2000 and 2001, we made more broad-based grants, offering each of our employees options to purchase 150 shares and 100 shares, respectively. We also want to continue to effectively use equity-based compensation as a tool to align employees' interests with those of shareholders.

Furthermore, we believe that the increase that we are requesting is appropriate, in consideration of our actual equity position, which includes not only Common Stock but also Series C Preferred Stock, and the dilution that would result from the conversion of the Preferred Stock. If the holders of our Series C Preferred Stock chose to convert their shares at this time, the number of shares of Common Stock currently outstanding would increase by over 50% to approximately 95.6 million.

Who is Eligible to Participate Under the Plan?

Our Compensation Committee selects participants in the Plan from all of our, and our subsidiaries', full and part-time employees, consultants or independent contractors. Only full or part-time employees, however, are eligible to receive incentive stock options. Currently, we employ approximately 4,300 full and part-time employees. A participant may not receive grants of awards under the Plan if such awards would be based upon shares in excess of 2,025,000 shares in any calendar year.

Who Administers the Plan?

The Compensation Committee administers the Plan. Currently, the Compensation Committee consists of four persons appointed by the Board, all of whom are "Non-Employee Directors" under Rule 16b-3 of the Exchange Act and "outside directors" under Section 162(m) of the Internal Revenue Code. The Board may fill vacancies, add members or remove members provided there are at least two members and that all members are disinterested persons or outside directors.

The Compensation Committee has the authority to:

- determine the purchase price of the Common Stock covered by options or awards;
- determine the participants;
- determine times at which options or awards may be granted;
- determine the form of payment to be made upon exercise of any award;
- determine the terms of exercise of any option or award;
- accelerate the time at which any option or award may be exercised;
- modify the terms of any award prior to the execution of an agreement and to do so after the execution of an agreement with the grantee's consent;
- interpret the Plan or any agreement regarding an award;
- prescribe rules regarding the Plan; and
- make all other determinations necessary or advisable.

The Compensation Committee will determine the terms of awards and may include provisions for early vesting or other benefits due to any change of control as the Committee may define such terms in an agreement. These provisions could have an anti-takeover effect.

When Does the Plan Terminate?

The Plan continues in effect until all shares of Common Stock available for issuance have been issued under the Plan, or until March 19, 2009, whichever is earlier. The Plan may be terminated at such earlier time as the Board may determine.

What are the Awards That May be Made Under the Plan?

The Plan provides for various types of awards ("Awards") including the following: stock options ("Options"); stock appreciation rights ("SARs"); shares that are restricted from disposition until the participant meets certain conditions ("Restricted Stock"); and performance awards that may be payable in cash or Common Stock ("Performance Awards").

Options may be either incentive stock options ("ISOs") or nonqualified stock options ("NQSOs"). For ISOs and for NQSOs that are intended as qualified performance based compensation under Section 162(m) of the Internal Revenue Code, the option price will be no less than the fair market value of the Common Stock at the time of grant. ISOs will meet all requirements of Section 422 of the Internal Revenue Code. Except for these restrictions relating to ISOs, the Compensation Committee will determine all the terms of Options.

SARs are the right to receive an amount equal to the appreciation in value of the shares upon which the SARs are based from the time the SAR is awarded until the grantee elects to receive payment. Participants who elect to receive payment of a SAR will receive an amount in cash, Common Stock or any combination of cash and Common Stock, as determined by the Compensation Committee. No material changes are being made with respect to SAR Awards.

Restricted Stock is subject to forfeiture until certain conditions have been fulfilled and a period of time has elapsed. Grants of Restricted Stock shall be made at such cost as the Compensation Committee shall determine and may be issued for no monetary consideration, subject to applicable law. These shares are non-transferable until all restrictions have been satisfied. The grantee will be entitled to voting and dividend rights with respect to the Restricted Stock from the date of grant.

Performance Awards may be payable in cash or Common Stock. These awards will be paid if performance goals established by the Compensation Committee are met by the grantee within periods set by the Committee. These periods may be shorter than the one year used in our other bonus plans. If the Committee chooses to make an award that will constitute performance based compensation pursuant to Section 162(m) of the Internal Revenue Code, the Committee will select a performance target based upon one or more of the following performance goals: consolidated pre-tax earnings; net revenues; net earnings; operating income; earnings before interest and taxes; cash flow; return on equity; return on net assets employed; or earnings per share. Performance Awards payable in Common Stock may not exceed the share limitation for any one person set forth above. Performance Awards payable solely in cash and not involving the issuance of shares or a SAR, will not exceed $6,000,000 to any one person in the aggregate for any three-year period. The Plan has provisions concerning Performance Awards by setting forth specific performance goals as set forth herein and providing a limitation on Performance Awards payable solely in cash.

The Compensation Committee may grant Awards in tandem. However, no Award except a SAR may be granted in tandem with an ISO.

Upon the exercise of an Option, or in the case of any other Award requiring a payment to us, payment may be made either

- in cash; or
- with the consent of the Committee:
  - (a) by surrender of all or any part of an Award;
  - (b) by tendering to us Common Stock having a fair market value equal to the amount due us;
  - (c) in other property;
  - (d) any combination of the foregoing; or
  - (e) in cash, by a broker-dealer acceptable to us to whom the participant has delivered an irrevocable notice of exercise.

At the time any Award granted under the Plan is distributed or exercised, we may withhold, in cash or shares of Common Stock, any amount necessary to satisfy federal and/or state withholding tax requirements applicable to such distribution.

Awards are not transferable other than by will or pursuant to the laws of descent and distribution. Awards are exercisable during the grantee's lifetime only by the grantee.

What are the Principal Federal Tax Consequences?

The following discussion summarizes the federal income tax consequences to participants who may receive awards under the Plan and to us arising out of the grant of such Awards.

Incentive Stock Options. A participant will not realize taxable income upon the grant or exercise (except for purposes of the alternative minimum tax) of an ISO. If the participant holds the shares acquired on the exercise of an ISO for two years from the date of grant and one year after the transfer of such shares to the participant, he or she will recognize a long-term capital gain or loss upon their subsequent sale or exchange. In such case, we will not be entitled to a tax deduction. If a participant does not hold the shares acquired on the exercise of an ISO for that holding period, he or she will recognize ordinary income in the year of disposition of such shares equal to the excess of (a) the lesser of (1) the amount realized upon such disposition, and (2) the fair market value of such shares on the date of exercise over (b) the exercise price. To the extent that the amount realized on such sale or exchange exceeds the market value of the shares on the date of the ISO exercise, the participant will recognize capital gains. We will be entitled to a tax deduction in the amount of the ordinary income reportable by the participant. The excess of the fair market value on the date of exercise of an ISO of the shares acquired over the exercise price may in certain circumstances constitute alternative minimum taxable income.

Nonqualified Stock Options. Upon the grant of an NQSO issued at fair market value, a participant will not be in receipt of taxable income. Upon exercise of such stock option, a participant will be in receipt of ordinary income in an amount equal to the excess of the fair market value of the acquired shares over their exercise price. We will be entitled to a tax deduction, in the year of such exercise, equal to the amount of such ordinary income.

Stock Appreciation Rights. Upon the grant of SARs, a participant will not be in receipt of taxable income. Upon the exercise of SARs, a participant will be in receipt of ordinary income in an amount equal to any cash payment and the market value of any shares distributed. We will be entitled to a tax deduction equal to the income reportable by the participant, provided that the exercise price was equal to the fair market value of stock at the date of grant.

Restricted Stock and Performance Awards in Shares. Grantees of Restricted Stock and Performance Awards payable in shares do not recognize income at the time of grant. However, when shares of Restricted Stock are no longer subject to a substantial risk of forfeiture or when shares awarded as Performance Awards are paid, grantees recognize ordinary income in an amount equal to the fair market value of the stock less, in the case of Restricted Stock, the amount paid, if any, for the shares. Alternatively, the grantee of Restricted Stock may elect to recognize income upon the grant and not at the time the restrictions lapse. We are entitled to deduct an amount equal to the ordinary income recognized by the grantee unless prohibited by any restrictions of Section 162(m) of the Internal Revenue Code regarding certain highly compensated officers.

Cash Awards and Dividends. Cash awards and dividends are taxable as ordinary income when paid. We are entitled to deduct the amount of a cash award (unless restrictions under Section 162(m) of the Internal Revenue Code apply) and dividends on Restricted Stock that has not yet been recognized as income when such amounts are paid to the recipient.

May the Plan be Amended Without Shareholder Approval?

Yes, the Board may amend or discontinue the Plan, at any time; provided, however, no amendment of the Plan shall occur without shareholder approval that would: (a) violate the rules or regulations of the New York Stock Exchange, Inc., or any other securities exchange applicable to us; or (b) cause us to be unable to grant ISOs. No amendment or termination shall adversely impair any Award granted before such amendment or termination without the grantee's consent.

What Benefits Do Participants Receive?

It is not possible to determine the benefits to be received by participants. The Plan provides that Awards are at the discretion of the Compensation Committee, and therefore, Awards are not determinable. Similarly, the value of the Awards is not determinable. Moreover, the value of the Awards is dependent upon market volatility and other factors that cannot be predicted at this time. However, Awards made under the Plan to the named executive officers for the past fiscal year are set forth in this Proxy Statement in the table designated "**Option Grants in Last Fiscal Year**" appearing on page 16 of this Proxy Statement.

The Board recommends a vote FOR the above proposal to approve an increase in the number of shares reserved for issuance pursuant to the Amended and Restated Long-Term Incentive and Stock Option Plan.

Proposal Three: Ratification of KPMG LLP as Independent Auditors for the Company for the Year Ending December 31, 2002

Subject to shareholder approval, the Board has selected KPMG LLP as our independent auditors for the fiscal year ending December 31, 2002. KPMG has served as our independent auditors since 1996. Representatives of KPMG are expected to be present at the Annual Meeting and will be given an opportunity to make a statement and answer appropriate shareholder questions. Shareholders may submit questions concerning our financial statements either orally at the Annual Meeting or in writing before the Annual Meeting.

The Board recommends a vote FOR the Ratification of KPMG LLP as Independent Auditors for the Company for the Year Ending December 31, 2002.

Section 16(a) Beneficial Ownership Reporting Compliance

To our knowledge, based upon a review of our records and responses to questionnaires of all reporting officers and directors, all reports required to be filed pursuant to Section 16(a) of the Exchange Act were filed on a timely basis.

Requirements, Including Deadlines, for Submission of Proxy Proposals, Nominations of Directors and Other Business of Shareholders

If you wish to submit proposals to be included in our 2003 Proxy Statement, we must receive them on or before November 30, 2002. Please address your proposals to Richard G. Evans, Secretary, Metris Companies Inc., 10900 Wayzata Boulevard, Minnetonka, Minnesota 55305-1534.

Under our Bylaws, if you wish to nominate directors or bring other business before the shareholders at the 2003 Annual Meeting:

- you must notify the Secretary in writing not less than forty-five (45) days before the first anniversary of the date that we first mailed this Proxy Statement, or February 12, 2003.
- your notice must contain the specific information required in our Bylaws.

Please note that these requirements pertain only to matters you wish to bring before your fellow shareholders at an Annual Meeting. They are separate from the deadline to have your proposal included in our Proxy Statement.

If you would like a copy of our Bylaws, we will send you one without charge. Please write to the Secretary of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

Richard G. Evans
Secretary

March 29, 2002

Metris Companies Inc.

AUDIT COMMITTEE CHARTER

As Amended and Restated
December 5, 2001

The Audit Committee ("Committee") of Metris Companies Inc. ("Metris" or "Corporation") is a standing committee of the Board of Directors whose primary function is to assist the Board in fulfilling its oversight responsibilities by reviewing: the financial information which will be provided to the shareholders and others; Metris' systems of internal control; the audit process; and adherence to applicable laws and regulations. Given the large size and complexity of Metris, the Committee will apply reasonable materiality standards to all of its activities.

The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, consistent with the listing standards of the New York Stock Exchange. All members of the Committee shall be financially literate or will become financially literate within a reasonable period of time after appointment to the Committee, and at least one member of the Committee shall have accounting or related financial management expertise. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

The Committee shall meet as frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary.

The Committee shall have the power to conduct or authorize investigations into any matters within the Committee's scope of responsibilities.

Specifically, the Committee shall:

1. Provide a direct line of communication between the internal auditor, the independent auditor and the Board of Directors.
2. Have a clear understanding with management and the independent auditor that the independent auditor is ultimately responsible to the Committee and the Board of Directors.
3. Together with the Board of Directors, have the ultimate authority and responsibility to select, evaluate, and where appropriate, discharge and replace the independent auditor, subject to shareholder approval.
4. Early each year, together with the Board of Directors, select the Corporation's principal independent auditor to be nominated, and approve the fees to be paid to the independent auditor.
5. Periodically review and discuss the independence of the independent auditor, including a review of non-audit services provided and related fees received by the independent auditor. If required, the Committee will review and approve the discharge of the independent auditor.
6. Make certain that the independent auditor submits, on a periodic basis, a formal written statement delineating all relationships between the independent auditor and the Corporation. The Committee is then responsible for actively engaging in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditor, and for recommending that the Board of Directors take appropriate action in response to the independent auditor's report, to satisfy itself of the independent auditor's independence.

7. Review and concur in the appointment, replacement, reassignment or dismissal of the Corporation's officer in charge of the Internal Audit Department ("Chief Internal Auditor").
8. Inquire of management, the Chief Financial Officer, the independent auditor, the Chief Internal Auditor and the General Counsel about significant risks or exposures and assess the steps management has taken to minimize such risks.
9. Consider, in consultation with the independent auditor, the Chief Financial Officer and the Chief Internal Auditor, the combined audit scope and plan to secure completeness of coverage, reduction in redundant efforts, and the effective use of audit resources.
10. Review with management and the independent auditor:
    - Metris' financial statements and related footnotes and the independent auditor's report thereon, including their report on the adequacy of the Metris' systems of internal control and any significant recommendations they may offer to improve controls;
    - Any significant reserves, accruals or estimates, which may have a material impact on the financial statements;
    - Any serious difficulties or disputes with management encountered by the independent auditor during the course of the audit, and any instances of second opinions sought by management; and
    - Other matters related to the conduct of the audit which are communicated to the Committee under generally accepted auditing standards.
11. Consider and review with management and the Chief Internal Auditor:
    - The adequacy of Metris' systems of internal controls and any significant findings during the year and management's responses thereto;
    - Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information; and
    - The adequacy of the Audit Department's resources.
12. Consider with management and the independent auditor the possible impact of any pending changes in accounting standards or rules as promulgated by the FASB, SEC or others.
13. Meet periodically with Metris' General Counsel (and outside counsel as required) to review legal and regulatory matters that may have a material impact on the financial statements, and any reports received from regulators.
14. Meet periodically with the independent auditor and the Chief Internal Auditor in separate executive sessions to discuss any matters that they or the Committee believes should be discussed privately with the Committee.
15. Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate. Minutes will be taken for each Committee meeting, which will then be approved at the next meeting.
16. Confirm the objectivity of the internal auditor.
17. Determine, as regards to new transactions or events, the auditor's reasoning for the appropriateness of the accounting principles and disclosure practices adopted by management.
18. Make sure that the independent auditor's reasoning is described in determining the appropriateness of changes in accounting principles and disclosure practices.
19. Review the financial statements contained in the Annual Report to Shareholders with management and the independent auditors to determine that the independent auditor is satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting principles should be reviewed.

20. Annually review the Corporation's pension and profit sharing plan(s) with the independent auditor.

21. Review and reassess the adequacy of the Committee's charter, with amendments subject to ratification by the Board of Directors, at least annually.

22. Review insurance coverage and risk management.

23. Review policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditor or the independent auditor.

24. Prepare a letter for inclusion in the Annual Report to Shareholders that describes the Committee's composition and responsibilities, and how they were discharged.

25. Review with financial management and the independent auditor the 10-Q and 10-K Reports prior to their filing or prior to the release of earnings. The Chair of the Committee may represent the entire Committee for purposes of this review.

26. Annually review Conflict of Interest/Ethical Behavior and Privacy Policy with Chief Internal Auditor.

METRIS COMPANIES INC.

LONG-TERM INCENTIVE AND STOCK OPTION PLAN

As Amended and Restated Effective as of May 7, 2002

1. **Purpose of Plan.**

This Plan shall be known as the "METRIS COMPANIES INC. LONG-TERM INCENTIVE AND STOCK OPTION PLAN." The purpose of the Plan is to aid in maintaining and developing personnel capable of ensuring the future success of Metris Companies Inc., a Delaware corporation, to offer such personnel additional incentives to put forth maximum efforts for the success of the business, and to afford them an opportunity to acquire a proprietary interest in the Company through stock options and other long-term incentive awards as provided herein. Options granted under this Plan may be either Incentive Stock Options or Nonqualified Stock Options. Awards granted under this Plan may be stock appreciation rights, restricted stock or performance awards as hereinafter described. Capitalized terms used herein shall have the meanings assigned such terms in Section 2 hereof.

2. **Definitions.**

The following words and phrases, when used in the Plan, unless otherwise specifically defined or unless the context clearly otherwise requires, shall have the following respective meanings:

(a) *Agreement.* The document which evidences the grant of any Award under this Plan and which sets forth the Award and the terms, conditions and provisions of, and restrictions relating such Award.

(b) *Award.* Any award granted to a Participant under the Plan.

(c) *Board.* The Board of Directors of the Company.

(d) *Code.* The Internal Revenue Code of 1986, as amended. Any reference to the Code includes the regulations promulgated pursuant to the Code.

(e) *Company.* Metris Companies Inc.

(f) *Committee.* The Company's Compensation Committee or its successor.

(g) *Common Stock.* The Company's common stock, par value $.01.

(h) *Fair Market Value.* The closing price of a share of Common Stock the day before the date of determination of Fair Market Value on any exchange or automated quotation system upon which the Common Stock is listed or quoted, provided that if the Common Stock is listed on more than one exchange, then the Committee shall determine which exchange's price shall be used. If the Common Stock did not trade on such a date, the Committee may use the closing price that is most recent provided the Committee in good faith has determined that such price reflects the fair market value of the Common Stock. Notwithstanding the foregoing, if the Code shall specify a different method of determining fair market value for setting the exercise price of an Incentive Stock Option, than Fair Market Value for such purpose shall be determined as required by the Code. If on the date of determination of Fair Market Value, the Common Stock is not listed on an exchange or otherwise traded in an established securities market or the Committee has determined that the most recent closing price available does not reflect Fair Market Value, the Committee shall make a good faith determination of Fair Market Value from sources and information it deems relevant to such determination.

(i) *Incentive Stock Option.* An incentive stock option as defined in Section 422 of the Code and designated by the Committee to be an incentive stock option.

(j) *Nonqualified Stock Option.* A stock option which does not qualify as an Incentive Stock Option.

(k) *Option.* Any Incentive Stock Option or Nonqualified Stock Option granted under the Plan.

(l) *Performance Award.* An Award made pursuant to Section 11 of this Plan.

(m) *Plan.* The Metris Companies Long-Term Incentive and Stock Option Plan, as amended and restated effective May 9, 2001.

(n) *Restricted Stock.* Awards of Common Stock made pursuant to Section 10 of the Plan.

(o) *SAR.* A stock appreciation right granted pursuant to Section 9 of the Plan.

3. **Stock Subject to Plan.**

Subject to the provisions of Section 16 hereof, the stock to be subject to options or other awards under the Plan shall be the Company's Common Stock. Subject to adjustment as provided in Section 16 hereof, 19,000,000 shares of Common Stock shall be available for issuance under this Plan, reduced by the sum of the aggregate number of shares of Common Stock which become subject to outstanding Options, free standing SARs, and outstanding Restricted Stock Awards or outstanding Performance Awards of Common Stock. To the extent that shares of Common Stock subject to an outstanding Option, (except to the extent that shares of Common Stock are issued or delivered by the Company in connection with the exercise of a tandem SAR), outstanding free standing SAR, or outstanding Restricted Stock Award or outstanding Performance Award of Common Stock are not issued or delivered by reason of the expiration, termination, cancellation or forfeiture of such Award or by reason of the delivery or withholding of shares of Common Stock to pay all or a portion of the exercise price of an Award, if any, or to satisfy all or a portion of the tax withholding obligations relating to an Award, then such shares of Common Stock shall again be available under this Plan.

4. **Administration of Plan.**

(a) The Plan shall be administered by the Committee which shall be a committee comprised of not less than two directors appointed from time to time by the Board of Directors. Each member of the Committee shall be a "Non-Employee Director" within the meaning of Rule 16b-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or any successor rule or regulation ("Rule 16b-3") and an "outside director" within the meaning of Section 162(m) of the Code.

(b) The Committee shall have plenary authority in its discretion, but subject to the express provisions of the Plan: (i) to determine the purchase price of the Common Stock covered by each option or award, (ii) to determine the individuals to whom and the time or times at which such options and awards shall be granted and the number of shares to be subject to each, (iii) to determine the form of payment to be made upon the exercise of an SAR or in connection with performance awards, either cash, Common Stock or a combination thereof, (iv) to determine the terms of exercise of each option and award, (v) to accelerate the time at which all or any part of an option or award may be exercised, (vi) to revoke, amend or modify the terms of any Award prior to delivery of an Agreement to the grantee and to amend or modify the terms of any Award with the consent of the grantee after the execution of an Agreement, (vii) to interpret the Plan, (viii) to prescribe, amend and rescind rules and regulations relating to the Plan, (ix) to determine the terms and provisions of each option and award agreement under the Plan (which agreements need not be identical), including the designation of those options intended to be Incentive Stock Options, and (x) to make all other determinations necessary or advisable for the administration of the Plan, subject to the exclusive authority of the Board of Directors under Section 16 hereof to amend or terminate the Plan. The Committee's determinations on the foregoing matters, unless otherwise disapproved by the Board of Directors of the Company, shall be final and conclusive.

5. **Eligibility.**

Incentive Stock Options may only be granted under this Plan to any full or part-time employee (which term as used herein includes, but is not limited to, officers and directors who are also employees) of the Company and of its present and future subsidiary corporations within the meaning of Section 424(f) of the Code (herein called "subsidiaries"). Full or part-time employees, consultants or independent contractors to the Company or one of its subsidiaries shall be eligible to receive Nonqualified Stock Options and Awards. In determining the persons to whom Options and Awards shall be granted and the number of shares subject to each, the Committee may take into account the nature of services rendered by the respective employees or consultants, their present and potential contributions to the success of the Company and such other factors as the Committee in its discretion shall deem relevant. A person who has been granted an

Option or Award under this Plan may be granted additional Options or Awards under the Plan if the Committee shall so determine; provided, however, that for Incentive Stock Options granted after December 31, 1986, to the extent the aggregate Fair Market Value (determined at the time the Incentive Stock Option is granted) of the Common Stock with respect to which all Incentive Stock Options are exercisable for the first time by an employee during any calendar year (under all plans described in subsection (d) of Section 422 of the Code of his employer corporation and its parent and subsidiary corporations) exceeds $100,000, such Options shall be treated as Nonqualified Stock Options. Nothing in the Plan or in any Agreement hereunder shall confer on any employee any right to continue in the employ of the Company or any of its subsidiaries or affect, in any way, the right of the Company or any of its subsidiaries to terminate his or her employment at any time.

6. Price.

The exercise price for all Incentive Stock Options and all Nonqualified Stock Options and SAR's that are intended to constitute "qualified performance-based compensation" under Section 162(m) of the Code granted under the Plan shall be determined by the Committee but shall not be less than 100% of the fair market value per share of Common Stock at the date of grant of such Option. The exercise price for Nonqualified Stock Options granted under the Plan that are not intended to constitute "qualified performance-based compensation" under Section 162(m) of the Code and, if applicable, the price for all Awards shall also be determined by the Committee.

7. Term.

Each Option and Award and all rights and obligations thereunder shall expire on the date determined by the Committee and specified in the Option or Award agreement. The Committee shall be under no duty to provide terms of like duration for Options or Awards granted under the Plan, but the term of an Incentive Stock Option may not extend more than ten (10) years from the date of grant of such Option and the term of Options granted under the Plan which do not qualify as Incentive Stock Options may not extend more than fifteen (15) years from the date of granting of such Option.

8. Exercise of Option or Award.

(a) The Committee shall have full and complete authority to determine whether an Option or Award will be exercisable in full at any time or from time to time during the term thereof, or to provide for the exercise thereof in such installments, upon the occurrence of such events (such as termination of employment for any reason) and at such times during the term of the Option as the Committee may determine and specify in the Option or Award agreement.

(b) The exercise of any Option or Award granted hereunder shall only be effective at such time that the sale of Common Stock pursuant to such exercise will not violate any state or federal securities or other laws and the shares of Common Stock to be issued are listed as required by any exchange or automated quotation system upon which the stock is traded or quoted. The Company shall not be required to make such listing if such listing contains conditions unacceptable to the Company.

(c) An optionee or grantee electing to exercise an option or award shall give written notice to the Company of such election and of the number of shares subject to such exercise. If a payment is required, it shall be made to the Company in cash (including bank check, certified check, personal check, or money order), or, at the discretion of the Committee and as specified by the Committee, (i) by delivering certificates for Common Stock already owned by the optionee or grantee having a Fair Market Value as of the date of grant equal to the full purchase price of the shares, (ii) by delivering the optionee's or grantee's promissory note, which shall provide for interest at a rate not less than the minimum rate required to avoid the imputation of income, original issue discount or a below-market-rate loan pursuant to Sections 483, 1274 or 7872 of the Code or any successor provisions thereto, (iii) a combination of cash, the optionee's or grantee's promissory note and such shares, or (iv) in cash by a broker-dealer acceptable to the Company to whom the optionee or grantee has submitted an irrevocable notice of exercise. The fair market value of such tendered shares shall be determined as provided in Section 5 hereof. The optionee's or grantee's promissory note shall be a full recourse liability of the optionee and may, at the discretion of the Committee, be secured by a pledge of the shares being purchased. Such payment shall be made at the time required by the Committee but in no event later than delivery of any shares of Common Stock hereunder. Such payment shall be made at the time required by the Committee but in no event later than delivery of any shares of Common Stock hereunder. Until such person has been issued the shares subject to such exercise, he or she shall possess no rights as a shareholder with respect to such shares.

(d) The Committee may grant "restoration" options, separately or together with another option, pursuant to which, subject to the terms and conditions established by the Committee and any applicable requirements of Rule 16b-3 promulgated under the Securities and Exchange Act of 1934 or any other applicable law, the optionee would be granted a new option when the payment of the exercise price of the option to which such "restoration" option relates is made by the delivery of shares of Common Stock owned by the optionee, as described in subsection (c) above, which new option would be an option to purchase the number of shares not exceeding the sum of (a) the number of shares of Common Stock tendered as payment upon the exercise of the option to which such "restoration" option relates and (b) the number of shares of Common Stock, if any, tendered as payment of the amount to be withheld under applicable income tax laws in connection with the exercise of the option to which such "restoration" option relates, as described in Section 12 hereof. "Restoration" options may be granted with respect to options previously granted under this Plan or any prior stock option plan of the Company, and may be granted in connection with any option granted under this Plan at the time of such grant. The purchase price of the Common Stock under each such new option, and the other terms and conditions of such option, shall be determined by the Committee consistent with the provisions of the Plan.

9. Stock Appreciation Rights.

(a) *Grant.* At the time of grant of an option or award under the Plan (or at any other time), the Committee, in its discretion, may grant a stock appreciation right ("SAR") evidenced by an agreement in such form as the Committee shall from time to time approve. Any such SAR may be subject to restrictions on the exercise thereof as may be set forth in the agreement representing such SAR, which agreement shall comply with and be subject to the following terms and conditions and any additional terms and conditions established by the Committee that are consistent with the terms of the Plan.

(b) *Exercise.* An SAR shall be exercised by the delivery to the Company of a written notice which shall state that the holder thereof elects to exercise his or her SAR as to the number of shares specified in the notice and which shall further state what portion, if any, of the "SAR exercise amount" (hereinafter defined) the holder thereof requests be paid in cash and what portion, if any, is to be paid in Common Stock of the Company. The Committee promptly shall cause to be paid to such holder the "SAR exercise amount" either in cash, in Common Stock of the Company, or any combination of cash and shares as may be requested by the holder of the SAR and approved by the Committee in its sole and absolute discretion. The "SAR exercise amount" is the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the per share exercise price in respect of which the SAR was granted, multiplied by the number of shares as to which the SAR is exercised.

(c) *Tandem Grants.* If SARs are granted in tandem with an Option, the exercise of the Option shall cause a proportional reduction in SARs standing to a grantee's credit which were granted in tandem with the Option; and the payment of SARs shall cause a proportional reduction of the shares of Common Stock subject to the Option. If SARs are granted in tandem with an Incentive Stock Option, the SARS shall have such terms and condition as shall be required for the Incentive Stock Option to qualify as an Incentive Stock Option.

10. Restricted Stock Awards.

Awards of Common Stock subject to forfeiture and transfer restrictions may be granted by the Committee. Any restricted stock award shall be evidenced by an agreement in such form as the Committee shall from time to time approve, which agreement shall comply with and be subject to the following terms and conditions and any additional terms and conditions established by the Committee that are consistent with the terms of the Plan:

(a) *Grant of Restricted Stock Awards.* Each restricted stock award made under the Plan shall be for such number of shares of Common Stock as shall be determined by the Committee and set forth in the agreement containing the terms of such restricted stock award. Such agreement shall set forth a period of time during which the grantee must remain in the continuous employment of the Company in order for the forfeiture and transfer restrictions to lapse. If the Committee so determines, the restrictions may lapse during such restricted period in installments with respect to specified portions of the shares covered by the restricted stock award. The agreement may also, in the discretion of the Committee, set forth performance or other conditions that will subject the Common Stock to forfeiture and transfer restrictions. The Committee may, at its discretion, waive all or any part of the restrictions applicable to any or all outstanding restricted stock awards.

(b) *Delivery of Common Stock and Restrictions*. At the time of a restricted stock award, a certificate representing the number of shares of Common Stock awarded thereunder shall be registered in the name of the grantee. Such certificate shall be held by the Company or any custodian appointed by the Company for the account of the grantee subject to the terms and conditions of the Plan, and shall bear such a legend setting forth the restrictions imposed thereon as the Committee, in its discretion, may determine. The grantee shall have all rights of a shareholder with respect to the Common Stock, including the right to receive dividends and the right to vote such shares, subject to the following restrictions: (i) the grantee shall not be entitled to delivery of the stock certificate until the expiration of the restricted period and the fulfillment of any other restrictive conditions set forth in the restricted stock agreement with respect to such Common Stock; (ii) none of such shares may be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of during such restricted period or until after the fulfillment of any such other restrictive conditions; and (iii) except as otherwise determined by the Committee, all of the Common Stock shall be forfeited and all rights of the grantee to such Common Stock shall terminate, without further obligation on the part of the Company, unless the grantee remains in the continuous employment of the Company or any subsidiary of the Company for the entire restricted period in relation to which such Common Stock was granted and unless any other restrictive conditions relating to the restricted stock award are met. Any Common Stock, any other securities of the Company and any other property (except for cash dividends) distributed with respect to the Common Stock subject to restricted stock awards shall be subject to the same restrictions, terms and conditions as such restricted Common Stock.

(c) *Termination of Restrictions*. At the end of the restricted period and provided that any other restrictive conditions of the restricted stock award are met, or at such earlier time as otherwise determined by the Committee, all restrictions set forth in the agreement relating to the restricted stock award or in the Plan shall lapse as to the restricted Common Stock subject thereto, and a stock certificate for the appropriate number of shares of Common Stock, free of the restrictions and the restricted stock legend, shall be delivered to the grantee or his beneficiary or estate, as the case may be. If the Common Stock is traded on a securities exchange, the Company shall not be required to deliver such certificates until such shares have been admitted for trading on such securities exchange.

11. Performance Awards.

The Committee is further authorized to grant Performance Awards. Subject to the terms of this Plan and any applicable award agreement, a Performance Award granted under the Plan (i) may be denominated or payable in cash, Common Stock (including, without limitation, restricted stock), other securities, other awards, or other property and (ii) shall confer on the holder thereof rights valued as determined by the Committee, in its discretion, and payable to, or exercisable by, the holder of the Performance Award, in whole or in part, upon the achievement of such performance goals during such performance periods as the Committee, in its discretion, shall establish. Subject to the terms of this Plan, any applicable award agreement, or as required to constitute "qualified performance-based compensation" under Section 162(m) of the Code, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, and the amount of any payment or transfer to be made by the grantee and by the Company under any Performance Award shall be determined by the Committee. For Awards that are to be "qualified performance-based compensation" pursuant to Section 162(m) of the Code, the Committee shall set performance goals based on for one or more of the following business criteria: consolidated pre tax earnings, net revenues, net earnings, operating income, earnings before interest and taxes, cash flow, return on equity, return on net assets employed or earnings per share for the applicable performance period, all as computed in accordance with generally accepted accounting principles in effect.

12. Income Tax Withholding.

In order to comply with all applicable federal or state income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all applicable federal or state payroll, withholding, income or other taxes, which are the sole and absolute responsibility of an optionee or grantee under the Plan, are withheld or collected from such optionee or grantee. In order to assist an optionee or grantee in paying all federal and state taxes to be withheld or collected upon exercise of an option or award which does not qualify as an Incentive Stock Option hereunder, the Committee, in its absolute discretion and subject to such additional terms and conditions as it may adopt, may permit the optionee or grantee to satisfy such tax obligation by (i) electing to have the Company withhold a portion of the shares otherwise to be delivered upon exercise of such option or award with a Fair Market Value equal to such taxes or (ii) delivering to the Company Common Stock other than the shares issueable upon exercise of such option or award with a fair market value equal to such taxes.

13. Additional Restrictions.

(a) The Committee shall have full and complete authority to determine whether all or any part of the Common Stock acquired upon exercise of any of the Options or Awards granted under the Plan shall be subject to restrictions on the transferability thereof or any other restrictions affecting in any manner the optionee's or grantee's rights with respect thereto, but any such restriction shall be contained in the agreement relating to such Options or Awards.

(b) No person, who is an employee of the Company at the time of grant, may be granted any award or awards payable in shares or otherwise, the value of which is based solely on an increase in the value of the Common Stock after the date of grant of such awards, for more than 2,025,000 shares, in the aggregate, in any one calendar year period, or, for cash awards not tied to shares, for more than $6,000,000, in the aggregate, in any three calendar year period. The foregoing limitations specifically include the grant of any awards representing "qualified performance-based compensation" within the meaning of Section 162(m) of the Code.

14. Ten Percent Shareholder Rule.

Notwithstanding any other provision in the Plan, if at the time an Incentive Stock Option is otherwise to be granted pursuant to the Plan the optionee owns directly or indirectly (within the meaning of Section 424(d) of the Code) Common Stock of the Company possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporations, if any (within the meaning of Section 422(b)(6) of the Code), then any Incentive Stock Option to be granted to such optionee pursuant to the Plan shall satisfy the requirements of Section 422(c)(5) of the Code, and the option price shall be not less than 110% of the fair market value of the Common Stock determined as described herein, and such option by its terms shall not be exercisable after the expiration of five (5) years from the date such option is granted.

15. Non-Transferability.

Except as otherwise determined by the Committee or in an option or award agreement, no Option or Award granted under the Plan shall be transferable by an optionee or grantee, otherwise than by will or the laws of descent and distribution and during the lifetime of an optionee or grantee, the Option or Award shall be exercisable only by such optionee or grantee. Notwithstanding the foregoing, no Incentive Stock Option shall be transferable by an optionee otherwise than by will or the laws of descent or distribution.

16. Dilution or Other Adjustments.

If there shall be any change in the Common Stock through merger, consolidation, reorganization, recapitalization, dividend in the form of stock (of whatever amount), stock split or other change in the corporate structure, appropriate adjustments in the Plan and outstanding Options and Awards shall be made by the Committee. In the event of any such changes, adjustments shall include, where appropriate, changes in the aggregate number of shares subject to the Plan, the number of shares and the price per share subject to outstanding Options and

Awards and the amount payable upon exercise of outstanding Awards, in order to prevent dilution or enlargement of Option or Award rights.

17. Amendment or Discontinuance of Plan.

Except to the extent prohibited by applicable law and unless otherwise expressly provided in an option or award agreement or in the Plan:

(a) *Amendments to the Plan.* The Board of Directors of the Company may amend, alter, suspend, discontinue or terminate the Plan; provided, however, that, notwithstanding any other provisions of the Plan or any option or award agreement, without the approval of the shareholders of the Company, no such amendment, alteration, suspension, discontinuation or termination shall be made that, absent such approval:

(i) would violate the rules or regulations of the National Association of Securities Dealers, Inc. or The Nasdaq stock market or any other securities exchange that are applicable to the Company; or

(ii) would cause the Company to be unable, under the Code, to grant Incentive Stock Options under the Plan.

(b) *Amendments to Awards.* The Committee may waive any conditions of or rights of the Company under any outstanding Option or Award, prospectively or retroactively. The Committee may not amend, alter, suspend, discontinue or terminate any outstanding Option or Award, prospectively or retroactively, without the consent of the Participant or holder or beneficiary thereof, except as otherwise herein provided.

(c) *Correction of Defects, Omissions and Inconsistencies.* The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any option or award in the manner and to the extent it shall deem desirable to carry the Plan into effect.

18. Time of Granting.

The effective date of any grant of an Award shall be the date of the Committee action granting such Award provided that within a reasonable time thereafter a definitive Agreement is delivered to the grantee and executed by the grantee.

19. Section 16(b) Compliance.

The Plan is intended to comply in all respects with Rule 16b-3 or any successor provision, as in effect from time to time, and in all events the Plan shall be construed in accordance with the requirements of Rule 16b-3. If any Plan provision does not comply with Rule 16b-3 as hereafter amended or interpreted, the provision shall be deemed inoperative. The Board of Directors, in its absolute discretion, may bifurcate the Plan so as to restrict, limit or condition the use of any provision of the Plan to participants who are officers or directors subject to Section 16 of the Securities and Exchange Act of 1934, as amended, without so restricting, limiting or conditioning the Plan with respect to other participants.

20. Effective Date and Termination of Plan.

(a) The Plan shall be submitted to the shareholders of the Company for their approval and adoption.

(b) Unless the Plan shall have been discontinued as provided in Section 16 hereof, the Plan shall terminate March 19, 2009. No option or award may be granted after such termination, but termination of the Plan shall not, without the consent of the optionee or grantee, alter or impair any rights or obligations under any Option or Award theretofore granted.

21. Governing Law.

The place of administration of the Plan and each Agreement shall be in the State of Minnesota. The corporate law of the Company's state of incorporation shall govern issues related to the validity and issuance of shares of the Common Stock. Otherwise, this Plan and each Agreement shall be construed and administered in accordance with the laws of the State of Minnesota.

22. Fractional Shares.

The Company shall not be required to issue or deliver any fractional share of Common Stock hereunder but may pay, in lieu thereof, an amount in cash equal to the Fair Market Value of such fractional share.

23. Unfunded Status of Plan

The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. Neither the Company nor any subsidiary shall be required to segregate any assets that may be represented by Awards, and neither the Company nor any subsidiary shall be deemed to be a trustee of any amounts to be paid under an Award. Any liability of the Company to pay any grantee of an Award hereunder with respect to such Award shall be based solely upon contractual obligations created pursuant to the Agreement with the grantee and the Plan; no such obligation shall be deemed to be secured by any pledge or encumbrance on any property of the Company or its subsidiaries.

24. Headings.

Headings contained in the Plan and any Agreement are included for convenience only, and they shall not be construed as a part of the Plan or Agreement or in any respect affecting or modifying its provisions.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001	**001-12351** Commission file number

METRIS COMPANIES INC.

(Exact name of registrant as specified in its charter)

Delaware	**41-1849591**
(State of Incorporation)	*(I.R.S. Employer Identification No.)*

10900 Wayzata Boulevard, Minnetonka, Minnesota 55305-1534
(Address of principal executive offices)

(952) 525-5020
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.01 Par Value

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S–K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10–K or any amendment to this Form 10–K.

As of March 15, 2002, 62,225,770 shares of the Registrant's Common Stock were outstanding and the aggregate market value of common stock held by non–affiliates of the Registrant on that date was approximately $1,448,927,016 based upon the closing price on the New York Stock Exchange on March 15, 2002.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the Proxy Statement for the Annual Meeting of Shareholders of Metris Companies Inc. to be held on May 7, 2002, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2001, are incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

Item 1. Business

Metris Companies Inc. ("MCI") and its subsidiaries, which may be referred to as "we," "us," "our," and the "Company," is one of the nation's leading providers of financial services products and services. The company issues credit cards through its wholly owned subsidiary, Direct Merchants Credit Card Bank, National Association ("Direct Merchants Bank"), the 10th largest bankcard issuer in the United States. As a top-tier enhancement services company, MCI also offers consumers a variety of products, including credit card protection and insurance, extended service plans and membership clubs. Our credit card customers and prospects include individuals for whom credit bureau information is available ("external prospects") and persons identified through other third-party sources including customer lists and databases. We market our enhancement services, including debt waiver programs, membership clubs, extended service plans and third-party insurance to our credit card customers, customers of third parties and the broad market.

MCI was incorporated in Delaware on August 20, 1996, and completed an initial public offering in October 1996. Our principal subsidiaries are Direct Merchants Bank, Metris Direct, Inc. and Metris Receivables, Inc.

Business Segments

We measure performance and operate in two business segments:

- Consumer Lending Products, which are primarily unsecured and partially secured credit cards issued by Direct Merchants Bank; and
- Enhancement Services, which include credit protection, membership clubs, extended service plans and third-party insurance offered to our credit card customers, customers of third parties and the broad market.

We generate income from our consumer lending products through:

- interest and other finance charges assessed on outstanding credit card loans;
- credit card fees (including annual membership, cash advances, overlimit fees, and late fees);
- interchange fees; and
- collections and sales on recovery assets.

The primary expenses of this business are:

- the costs of funding the loans;
- provisions for loan losses and operating expenses, including employee compensation, account solicitation and marketing expenses; and
- data processing and servicing expenses.

Profitability is affected by:

- response and approval rates to solicitation efforts;
- loan growth;
- interest spreads on loans;
- credit card usage;
- credit quality (delinquencies and charge-offs);

- card cancellations; and
- fraud losses.

Our consumer lending business primarily targets moderate-income consumers who we believe have historically been overlooked by other credit card companies. We target and evaluate prospective customers in this market by using our proprietary scoring techniques, together with information from credit bureaus and other customer lists and databases, to determine a potential customer's creditworthiness. We also use sophisticated modeling techniques to evaluate the expected risk, responsiveness and profitability of each prospective customer and to offer and price the products and services we believe to be appropriate for each customer. (See more detailed discussion following under the caption "Business Lines" on pages 4 through 14 of this Report.)

In addition to sales to third parties, the enhancement services business derives benefits from our consumer lending business because we cross-sell these services to our credit cardholders. Nonetheless, our two business segments are different with respect to the factors that affect profitability, including how income is generated and how expenses are incurred. These differences require us to manage our operations separately.

We receive revenue from our enhancement services through fees for those services.

Expenses include costs of:

- solicitation;
- underwriting and claims servicing expenses;
- fees paid to third parties; and
- other operating expenses.

The primary factors that affect profitability for this business are:

- response rates to solicitation efforts;
- returns or cancel rates;
- renewal rates; and
- claims rates.

Strategy

The principal components of our strategy are the following:

Identify and solicit additional external prospects for credit cards

We intend to continue adding credit card accounts through the use of our own internally developed risk models. We have developed our own proprietary credit risk modeling system. By incorporating individual credit information from the major credit bureaus into this proprietary modeling system, we expect to generate additional customer relationships from external prospects.

Use risk-based pricing

We determine the specific pricing for an individual's credit card offer through the prospective customer's risk profile and expected responsiveness prior to solicitation and continually monitor and adjust pricing as the relationship continues, a practice known as "risk-based pricing." We believe the use of risk-based pricing allows us to maximize the profitability of a customer relationship.

Pursue acquisitions of credit card portfolios or businesses

We pursue acquisitions of credit card portfolios or businesses whose customers fit our product and target market profile or which otherwise strategically fit with our business.

Increase the number of third-party customers using our products and services

We seek to access additional customers for our products and services by establishing relationships with third parties. Our strategy is to continue to use our proprietary risk, response and profitability models to solicit strategic partners' customers for credit cards and to focus our cross-selling activities in order to increase the volume of enhancement services products purchased by these customers.

Sell multiple products and services to each customer

We intend to use interactions with our customers to sell additional products, thereby leveraging our account acquisition costs and infrastructure. Currently, we focus our efforts on selling enhancement services to our credit card customers and customers of third parties.

Diversify product offerings to our customers

We segment markets to expand the success of our existing consumer lending products and enhancement services. We analyze the data in our proprietary database and the databases of others to determine the needs of our target markets. Then we develop, test and effectively market these new products to our target markets.

Business Lines

We operate through two businesses: consumer lending products and enhancement services.

Consumer Lending Products

Products

Our consumer lending products are primarily unsecured and partially secured credit cards, including the Direct Merchants Bank MasterCard® and Visa®. We offer co–branded credit cards and may also offer other consumer lending products either directly or through alliances with other companies. At December 31, 2001, we had approximately 4.9 million credit card accounts with approximately $11.9 billion in managed credit card receivables. According to the Nilson Report, at December 31, 2001, we were the 9th largest MasterCard® issuer in the United States based on the number of cards issued, and the 10th largest bankcard issuer based on managed credit card loan balances.

Prospects

Our primary sources of prospects to solicit for credit card offers are obtained from credit bureau queries and individuals in third-party customer lists and databases. Currently, our most significant source is the leads obtained from credit bureau inquiries.

Credit Scoring

We use internally and externally developed proprietary models to enhance our evaluation of prospects. These models help segment prospects into narrower ranges within each risk score provided by Fair, Isaac and Co. ("FICO"), allowing us to better evaluate individual credit risk and to tailor our risk-based pricing accordingly. We also use this segmentation to exclude certain individuals from our marketing solicitations.

We generate external prospects from lists obtained from the major credit bureaus based on criteria established by us as well as from other third-party sources. We use proprietary models and additional analysis in conjunction with the files obtained from credit bureaus to further segment prospects based upon their likelihood of default.

We believe our methods are effective in further segmenting and evaluating risk within risk score bands. We have and continue to use the results of our analysis of prospects to adjust the proprietary models to determine the pricing for various segments and to exclude certain segments from subsequent direct marketing efforts. While we believe that the proprietary models and additional analysis are valuable tools in analyzing relative risks, it is not possible to accurately predict which consumers will default or the overall level of defaults.

We believe that both the proprietary models and our internal credit score give us a competitive advantage in evaluating the credit risk of moderate-income consumers and thereby broaden our customer prospect base. After every marketing campaign, we monitor the performance of the proprietary models and continually re-evaluate the effectiveness of these models in segmenting credit risk, resulting in further refinements to our selection criteria for prospects. Over time, we believe that we will capture additional credit information on the behavioral characteristics of prospects which will allow us to further increase the effectiveness of our proprietary models.

Solicitation

Prospects for solicitation include both external prospects and customers of third parties. We contact prospects on a nationwide basis primarily through pre-screened direct mail, invitation to apply and telephone solicitations. We receive responses to our solicitations, perform fraud screening, verify name and address changes, and obtain any information which may be missing from the application. We then make the credit decisions and approve, deny or begin the exception processing. We process exceptions for, among other things, derogatory credit bureau information and fraud warnings. Our credit analysts process exception applications based on policies approved by our credit policy committee.

Pricing

Through risk-based pricing, we price credit card offers based upon a prospect's risk profile prior to solicitation or upon receipt of an application. We evaluate a prospect to determine credit needs, credit risk and existing credit availability, and then develop a customized offer that includes the most appropriate product, brand, pricing and credit line. We have numerous pricing structures on our credit card products. After credit card accounts are opened, we periodically monitor customers' internal and external credit performance and recalculate delinquency, profitability, attrition and bankruptcy predictors. As customers evolve through the credit life cycle and are regularly rescored, the lending relationship may evolve to include more or less restrictive pricing and product configurations.

Age of Portfolio

The following tables set forth, as of December 31, 2001 and 2000, the number of credit card accounts and the amount of outstanding loans based on the age of the managed accounts. (Accounts in acquired portfolios are presented based on when the account was originated with the previous issuer.)

(Dollars in thousands)
2001

Age Since Origination	Number of Accounts	Percentage of Accounts	Loans Outstanding	Percentage of Loans Outstanding
0-6 Months	587,942	11.9%	$ 576,621	4.8%
7-12 Months	466,773	9.5%	756,112	6.4%
13-18 Months	552,678	11.2%	976,050	8.2%
19-24 Months	547,183	11.1%	1,160,980	9.8%
25-36 Months	613,626	12.5%	1,767,649	14.8%
37+ Months	2,161,177	43.8%	6,668,741	56.0%
Total	4,929,379	100.0%	$11,906,153	100.0%

2000

Age Since Origination	Number of Accounts	Percentage of Accounts	Loans Outstanding	Percentage of Loans Outstanding
0-6 Months	754,748	16.9%	$ 626,709	6.8%
7-12 Months	700,055	15.7%	843,396	9.1%
13-18 Months	456,801	10.2%	819,667	8.8%
19-24 Months	252,058	5.6%	521,530	5.6%
25-36 Months	596,358	13.4%	1,672,647	18.0%
37+ Months	1,703,962	38.2%	4,789,159	51.7%
Total	4,463,982	100.0%	$ 9,273,108	100.0%

Geographic Distribution

We solicit credit card customers on a national basis and, therefore, maintain a geographically diversified portfolio. The following tables show the distribution of accounts and amount of outstanding loans by state, as of December 31, 2001 and 2000.

(Dollars in thousands)

2001

State	Number of Accounts	Percentage of Accounts	Loans Outstanding	Percentage of Loans Outstanding
California	684,964	13.9%	$ 1,487,384	12.5%
New York	426,585	8.7%	1,001,146	8.4%
Texas	407,072	8.3%	963,379	8.1%
Florida	354,529	7.2%	866,722	7.3%
Illinois	210,230	4.3%	493,124	4.1%
Ohio	186,421	3.8%	483,621	4.1%
Pennsylvania	161,812	3.3%	407,574	3.4%
New Jersey	156,847	3.2%	354,337	3.0%
Michigan	135,341	2.7%	338,404	2.8%
Georgia	123,223	2.5%	320,815	2.7%
Virginia	122,899	2.5%	313,126	2.6%
All others (1)	1,959,456	39.6%	4,876,521	41.0%
Total	4,929,379	100.0%	$11,906,153	100.0%

2000

State	Number of Accounts	Percentage of Accounts	Loans Outstanding	Percentage of Loans Outstanding
California	607,333	13.6%	$ 1,170,856	12.6%
Texas	382,037	8.6%	789,888	8.5%
New York	373,952	8.4%	755,207	8.1%
Florida	325,352	7.3%	690,960	7.5%
Ohio	170,282	3.8%	375,759	4.1%
Illinois	180,612	4.0%	371,976	4.0%
Pennsylvania	142,140	3.2%	303,338	3.3%
Michigan	120,718	2.7%	257,569	2.8%
New Jersey	131,746	3.0%	254,643	2.7%
Georgia	116,016	2.6%	250,599	2.7%
Virginia	114,050	2.6%	245,829	2.7%
North Carolina	109,858	2.5%	231,943	2.5%
All others (1)	1,689,886	37.7%	3,574,541	38.5%
Total	4,463,982	100.0%	$ 9,273,108	100.0%

(1) No other state accounts for more than 2.5% of loans outstanding.

Credit Lines

Once we approve an account, we use automated screening and credit scoring techniques to establish an initial credit line based on the individual's risk profile. We may elect, at any time and without prior notice to a cardholder, to prevent or restrict further credit card use by the cardholder, usually as a result of poor payment performance or our concern over the creditworthiness of the cardholder. We manage credit lines based on the results of the behavioral scoring analysis, and in accordance with our internally established criteria. These analytic models automatically and regularly assign credit line increases and decreases to individual customers, as well as determine the systematic collection steps to be taken at the various stages of delinquency. We use these models to manage the authorization of each transaction, as well as the collections strategies used for non-delinquent accounts with balances above their assigned credit lines.

The following tables set forth information with respect to credit limit and account balance ranges of our managed loan portfolio, as of December 31, 2001 and 2000.

(Dollars in thousands)

2001

Credit Limit Range	Number of Accounts	Loans Outstanding	Percentage of Loans Outstanding	Open to Buy	Percentage Utilized
$1,000 or Less	480,909	$ 275,322	2.3%	$ 102,657	72.8%
$1,001-$2,000	566,593	558,262	4.7%	396,326	58.5%
$2,001-$3,500	774,180	1,097,179	9.2%	1,123,276	49.4%
$3,501-$5,000	768,475	1,439,888	12.1%	1,882,893	43.3%
$5,001-$10,000	1,585,518	4,508,918	37.9%	6,959,736	39.3%
Over $10,000	753,704	4,026,584	33.8%	5,213,070	43.6%
Total	4,929,379	$11,906,153	100.0%	$15,677,958	43.2%

2000

Credit Limit Range	Number of Accounts	Loans Outstanding	Percentage of Loans Outstanding	Open to Buy	Percentage Utilized
$1,000 or Less	742,667	$ 386,865	4.2%	$ 116,715	76.8%
$1,001-$2,000	614,746	673,919	7.2%	356,481	65.4%
$2,001-$3,500	804,028	1,323,157	14.3%	988,615	57.2%
$3,501-$5,000	731,754	1,698,768	18.3%	1,536,701	52.5%
$5,001-$10,000	1,405,708	4,636,867	50.0%	5,872,441	44.1%
Over $10,000	165,079	553,532	6.0%	1,986,399	21.8%
Total	4,463,982	$ 9,273,108	100.0%	$10,857,352	46.1%

(Dollars in thousands)

2001

Account Balance Range	Number of Accounts	Loans Outstanding	Percentage of Loans 1 Outstanding	Open to Buy	Percentage Utilized
Credit Balance	58,543	$ (5,782)	(0.1%)	$ 242,223	(2.4%)
No Balance	1,256,609	—	—	6,873,759	—
$1,000 or Less	1,021,506	445,748	3.8%	3,399,472	11.6%
$1,001-$2,000	602,868	895,632	7.5%	1,349,978	39.9%
$2,001-$3,500	643,048	1,751,345	14.7%	1,382,679	55.9%
$3,501-$5,000	464,559	1,962,426	16.5%	998,741	66.3%
$5,001-$10,000	728,695	5,063,594	42.5%	1,310,997	79.4%
Over $10,000	153,551	1,793,190	15.1%	120,109	93.7%
Total	4,929,379	$11,906,153	100.0%	$15,677,958	43.2%

2000

Account Balance Range	Number of Accounts	Loans Outstanding	Percentage of Loans Outstanding	Open to Buy	Percentage Utilized
Credit Balance	60,809	$ (6,345)	(0.1%)	$ 208,754	(3.1%)
No Balance	854,604	—	—	4,926,960	—
$1,000 or Less	1,232,581	571,426	6.2%	2,704,744	17.4%
$1,001-$2,000	631,019	978,220	10.5%	1,016,205	49.0%
$2,001-$3,500	673,321	1,890,114	20.4%	939,575	66.8%
$3,501-$5,000	460,109	1,996,404	21.5%	579,606	77.5%
$5,001-$10,000	536,680	3,612,067	39.0%	459,380	88.7%
Over $10,000	14,859	231,222	2.5%	22,128	91.3%
Total	4,463,982	$ 9,273,108	100.0%	$10,857,352	46.1%

During 2000 and 2001, the Company completed an industry competitive analysis which indicated that our credit limits to our customers were significantly below those offered by our competitors to comparable customers. As a result, during 2001, the Company provided to its best customers credit line increases in line with our competitors. As a result of line increases and continued seasoning of the portfolio, during the past year, the amount of receivables attributed to accounts with balances in excess of $5,000 increased from 41.5% to 57.6% and accounts with balances in excess of $10,000 increased from 2.5% to 15.1%.

The average account balance as of December 31, 2001 was $2,415, and the average account balance as of December 31, 2000 was $2,007.

Servicing, Billing and Payment

We have established a relationship with First Data Resources, Inc. ("FDR") for cardholder processing services. FDR is a subsidiary of First Data Corporation, a provider of information processing and related services, including cardholder processing (services for financial institutions which issue credit cards to cardholders), and merchant processing (services for financial institutions which make arrangements with merchants for the acceptance of credit cards as methods of payment). FDR provides the following services for us:

- data processing;
- credit card reissuance;
- monthly statements; and
- interbank settlement.

Our processing services agreement with FDR expires in 2011. We handle the following functions internally:

- applications processing; and
- back office support for mail inquiries and fraud management.

In addition, we handle most inbound customer service telephone calls for our customer base.

We generally assess periodic finance charges on an account if the cardholder has not paid the balance in full from the previous billing cycle. We base these finance charges on the average daily balance outstanding on the account during the monthly billing cycle.

If we are not paid in full prior to the due date, which is generally 25 days after the statement cycle date and applicable grace period, we impose finance charges on all purchases from the date of the transaction to the statement cycle date. We also impose finance charges on each cash advance from the day we make the advance until the cardholder pays the advance in full. We apply finance charges to the average daily balance. We do not impose a finance charge on purchases if cardholders pay the entire balance on the account by the due date.

We assess an annual fee on some credit card accounts. We may waive the annual fee, or a portion thereof, in connection with the solicitation of new accounts depending on the credit terms offered, which we determined based on the prospect's risk profile prior to solicitation, or when we determine a waiver to be appropriate considering the account's overall profitability. In addition to the annual fee, we charge accounts other fees, including:

- a late fee with respect to any unpaid monthly balance if we do not receive the required minimum monthly payment by the due date;

- a cash advance fee for each cash advance;
- a fee with respect to each check submitted by a cardholder in payment of an account, which the cardholder's bank does not honor;
- an overlimit charge if, at any time during the billing cycle, the total amount owed exceeds the cardholder's credit line by an amount consistent with the cardholder agreement; and
- card processing or application fees for some credit card offers.

Each cardholder is subject to an agreement governing the terms and conditions of their account. Pursuant to the agreement, we reserve the right to change or terminate certain terms, conditions, services and features of the account (including periodic finance charges, late fees, returned check charges and any other charges, or the minimum payment), subject to the conditions set forth in the cardholder agreement.

FDR sends monthly billing statements to cardholders on our behalf. When we establish an account, we assign a billing cycle to it. Each of these cycles has a separate monthly billing date based on the business day of the calendar month on which the cycle begins. Each month, we send a statement to all accounts with an outstanding balance greater than $1. All cardholders with open accounts must make a minimum monthly payment, generally the greater of: $15, 2.5% of the outstanding balance, the finance charge or the balance of the account if the balance is less than $15, plus any past due amount. If we do not receive the minimum payment by the due date, we consider the account delinquent.

Most merchant transactions by cardholders are authorized online. The remaining transactions generally are low dollar amounts, typically below $50. All authorizations are handled through FDR's adaptive control and fraud detection systems.

Delinquency, Collections and Charge-offs

We consider an account delinquent if we do not receive a payment due within 25 days from the closing date of the statement. Once an account becomes delinquent, the equivalent of three minimum payments must be received before we re-age the account to current. We handle collections internally, and we determine the appropriate collection action to take by using the adaptive control system, which continually monitors all delinquent accounts. We close accounts that become 60 days contractually delinquent, but do not necessarily charge them off. We charge off and take accounts as a loss either:

- within 60 days after formal notification of bankruptcy;
- at the end of the month during which most unsecured accounts become contractually 180 days past due; or
- at the end of the month during which unsecured accounts that have entered into a credit counseling or other similar program and later become contractually 120 days past due and at the end of the month during which partially secured accounts become contractually 120 days past due.

We immediately reserve for and charge off accounts that we identify as fraud losses no later than 90 days after the last activity. We refer charged-off accounts to our recovery unit for coordination of collection efforts to recover the amounts owed. When appropriate, we place accounts with external collection agencies or attorneys. Periodically, we sell a portion of our charged-off portfolio to third parties.

Asset Securitizations and Other Funding Vehicles

Our securitizations involve packaging and selling pools of both current and future receivable balances on credit card accounts, in which we retain the servicing of such receivables. Our securitizations are treated either as sales or collateralized borrowing agreements under accounting principles generally accepted in the United States of America. The securitized receivables accounted for as sales are removed from our balance sheet and treated as managed loans.

We primarily securitize receivables by selling the receivables either to our proprietary trust, the Metris Master Trust, or to bank–sponsored single-seller and multi–seller commercial paper conduits.

The Metris Master Trust

The Metris Master Trust ("Master Trust") was formed in May 1995 pursuant to a pooling and servicing agreement, as amended. Metris Receivables, Inc. ("MRI"), one of our subsidiaries, transfers receivables in designated accounts to the Master Trust in exchange for proceeds and an interest in the Master Trust. MRI may then exchange portions of this interest for one or more series of securities which it may then sell publicly or privately to third–party investors. The securities each represent undivided interests in all of the receivables in the Master Trust, and may be split into separate classes which have different terms. The different classes of an individual series are structured to obtain specific credit ratings. As of December 31, 2001, 15 series of publicly issued securities were outstanding. We currently retain the most subordinated class of securities in each series and sell all the other classes.

Generally, each series involves an initial reinvestment period, referred to as the "revolving period," in which principal payments on receivables allocated to such series are returned to MRI and reinvested in new receivables arising in the accounts. After the revolving period ends, principal payments allocated to the series are then accumulated and used to repay the investors. This period is referred to as the accumulation period, and is followed by a controlled amortization period wherein investors are repaid their invested amount. Currently, the Master Trust has two series in an accumulation period and no series in a controlled amortization period. The scheduled accumulation and amortization periods are set in the agreements governing each series. However, all series set forth certain events by which accumulation and amortization can be accelerated, referred to as "early amortization." Usually, this would occur if the portfolio collections, less charge-offs for bad debt, financing costs and operational costs, drop below zero. New receivables in designated accounts cannot be funded while a series is in early amortization. We currently do not have any series that are in early amortization.

On a monthly basis, each series is allocated its share of finance charge collections, which are used to pay investors interest on their securities, pay their share of servicing fees and reimburse investors for their share of losses due to charge-offs. Amounts remaining may be deposited in cash accounts of the Master Trust as additional protection for future losses. Once each of these obligations is fully met, any remaining finance charge collections, if any, are returned to us.

Bank–Sponsored Conduit Programs

We maintain flexibility in our current funding program by maintaining primarily bank–sponsored commercial paper conduits. These conduits purchase an interest in receivables arising in designated accounts. These transactions also feature a revolving period in which principal payments on receivables allocated to the conduits are returned to us and reinvested in new receivables. These agreements also have early amortization triggers. Finance charge collections are used to pay certain obligations, including servicing fees, interest on the principal amount of the conduits investment in the applicable receivables, and recouping charge-offs. After such allocation, remaining finance charge collections, if any, are returned to us.

Additional information regarding asset securitization is set forth under the caption "Liquidity, Funding and Capital Resources" on pages 43 through 47 of this Report.

Recovery Asset Collections and Sales

magnUS Services, Inc. ("magnUS"), our wholly-owned third-party collection agency, services both pre- and post-charged-off debt from a variety of sources. magnUS manages the Direct Merchants Bank charged off portfolio from initial charge-off through account resolution, as well as working pre-determined delinquent billing cycles, prior to an account being charged off. Additionally, magnUS services charged-off debt from other third parties and purchased portfolios. magnUS uses sophisticated modeling techniques to target collection efforts toward customers with a high probability of securing payment. Revenue is generated based on collection efforts through contracted contingency rates with third parties. Revenue for purchased portfolios is recognized through accretion accounting.

Enhancement Services

We market enhancement services in three principal lines of business:

Credit protection and insurance products, including:

- credit account protection benefits arising from death, unemployment, disability or family leave; and
- third-party insurance offered directly to our credit card customers.

Membership products, including:

- membership benefit programs in categories such as credit bureau monitoring, fraud prevention and resolution, travel, credit card purchase protection or automotive assistance.

Warranty products, including:

- extended service plans for third party retail products; and
- warranties for home appliances, systems and electronics.

We currently market the following programs:

Credit Protection and Insurance Products

Credit protection and insurance products are sold exclusively to Direct Merchants Bank credit card customers.

Account Protection Plus^{SM} is a program that will waive the balance of a customer's Direct Merchants Bank credit card account (up to the credit limit) in the event of the cardholder's death. It further protects this account in the event of involuntary unemployment, disability or the need to take a Family Medical Leave Act leave of absence from employment. In these situations, the customer's account is "frozen" with no payments due or interest accruing up to the maximum period of time permissible for each event.

Account Benefit Plan is a program that will waive the balance of a customer's Direct Merchants Bank credit card account (up to the credit limit) in the event of the cardholder's death.

Credit Life Insurance offers our credit card customers traditional life insurance benefits that will pay the balance of the Direct Merchants Bank credit card account in the event of the cardholder's death. Additional coverage may be available on a state-by-state basis that will pay the minimum payment due on the covered account in the event of unemployment or disability. The insurance benefits are offered by insurance companies that reinsure those policies with ICOM Limited, our captive insurance subsidiary.

Syndicated Insurance Products. We cooperate with a variety of insurance companies to sell their regulated products to Direct Merchants Bank customers. These transactions may follow different constructs. In the simplest, the insurance company pays us a fee for access to a select list of customers, the opportunity to leverage Direct Merchants Bank's name during solicitation and billing processes that we support. When it is in our best interest, we acquire the marketing margin associated with product sales. In this construct, our licensed insurance agency, MES Insurance Agency, LLC, manages all customer solicitation and its expense in exchange for commission. Lastly, in low risk products, our captive insurance company, ICOM Limited, re-insures the risk of the policies sold. This may range from a minority percentage to all risk of loss. In this situation, the administrative costs of servicing these policies are borne by us.

Membership Products

Membership products are sold to customers of Direct Merchants Bank, customers of third-party partners, and directly to consumers.

DirectAlert® helps members monitor and review their credit report through the following benefits:

- unlimited access to their credit report in easy to read paper or electronic (online) formats;
- regular monitoring updates detailing changes in their credit bureau report;
- information about inquiries or new trade lines opened in their name; and
- access to expert information to assist with handling disputes.

Fraud Alert Services℠ provides members with a comprehensive ability to deal with the risks associated with the sudden loss of personal financial information. Members receive personal computer firewall software to protect their home computers from attacks by hackers. If credit cards or wallets are lost or stolen, members can have all their issuers notified with a single call and emergency cash or airline tickets can be delivered to travelers away from home. Should any member become the victim of identity theft, experts will help members resolve these issues by assisting with law enforcement officials, credit bureaus and other necessary parties.

PurchaseShield® is a membership program that offers various levels of purchase protection to its members. Eligible purchases made on members' credit cards are protected with the following benefits:

- extended manufacturers warranty;
- sale price protection; and
- product return guarantee.

In addition, *PurchaseShield®* offers its members a household repair rebate that can be used on certain in-home electro-mechanical item repairs. This program is administered internally, and all revenues and expenses are our responsibility.

RoadSaver℠ provides members with emergency roadside assistance, an automotive mechanic helpline, customized trip planning, and car buyer information services. Members are covered regardless of the car in which they are travelling, and a single *RoadSaver℠* membership covers all household family members.

TripSaver℠ gives members a broad array of travel benefits – access to a full service travel agency, driving vacation packages, restaurant and entertainment discounts, automotive maintenance rebates and other special travel offers.

Warranty Products

Extended Service Plans. We issue and administer extended service plans that provide warranty coverage beyond the manufacturer's warranty period. In general, the extended service plans that we issue and administer provide customers with the right to have their covered purchases repaired, replaced, or in certain circumstances, the purchase price of the product refunded, within certain limits that we determine. The extended service plans that we have historically sold were to customers of Fingerhut, and with the likely conclusion of catalog sales operations at Fingerhut, we anticipate these programs to be in run-off. We will issue and administer the following programs over a period of up to three years based upon the original term purchased by a consumer. We are responsible for all claims made during this period.

ServiceEdge® is an extended service plan issued and administered by us for consumer electronics and other electro-mechanical items. *ServiceEdge®* customers have the right to have their purchases repaired or replaced in the event of electrical or mechanical failure or defects in materials and workmanship for covered events after the manufacturer's warranty expires.

Quality Furniture Care[SM] is our extended service plan program for furniture. The services provided to *Quality Furniture Care*[SM] customers include stain cleaning, structural defect or damage repair, or replacement if the merchandise cannot be repaired.

Quality Jewelry Care[SM] is our extended service plan for jewelry. The services provided to *Quality Jewelry Care*[SM] customers include repair, soldering, ring sizing, prong re-tipping and cleaning.

Home Warranties offer consumers a bundled coverage of existing home appliances, electronics, heating, ventilation, or air conditioning systems, plumbing and electrical service. These are relatively common products that protect the consumer beyond the usual manufacturer's warranty. We issue and administer products that offer a variety of coverages. We are responsible for all revenues and claims costs of these products. These products are marketed to the customers of Direct Merchants Bank and our third party partners, as well as to the broad market.

Home ServiceEdge[SM] covers repairs for up to 11 major home appliances and systems. It is targeted towards homeowners or consumers who have responsibility for the upkeep of their kitchen and utility appliances, and home heating/cooling systems. The plan will assist the customer in locating and arranging for repair service for covered products. In the event that a covered product cannot be fixed, we will pay a set dollar amount towards the replacement of the product. *Home ServiceEdge*[SM] offers several different coverage and price point options to customers based upon their individual need.

Home Electronics Warranty covers common consumer home electronics, principally audio-visual products. We have designed this product to appeal to a broad spectrum of consumers, whether they are homeowners or renters.

Competition

As a marketer of consumer lending products, we compete with numerous providers of financial services, many of which have greater resources than we do. In particular, our credit card business competes with national, regional and local bankcard issuers as well as other general purpose credit and debit card issuers. In general, customers are attracted to credit card issuers largely on the basis of price, credit limit and other product features; as a result, customer loyalty is often limited. However, we believe that our strategy of focusing on the moderate-income sector and our proprietary prospect database, proprietary models and internal credit scores allow us to compete effectively in the market for moderate-income cardholders. There are numerous competitors in the enhancement services market, including insurance companies, financial services institutions and other membership–based or consumer-enhancement service providers.

Regulation

The Company and Direct Merchants Bank

Direct Merchants Bank is a limited purpose credit card bank chartered as a national banking association. It is a member of the Federal Reserve System. Its deposits are insured by the Bank Insurance Fund which is administered by the Federal Deposit Insurance Corporation ("FDIC") and it is subject to comprehensive regulation and periodic examination by the Office of the Comptroller of the Currency ("OCC"), its primary regulator. It is also subject to regulation by the FDIC, as a back-up regulator. Direct Merchants Bank is not a "bank" as defined under the Bank Holding Company Act of 1956 ("BHCA"), as amended, because it:

- engages only in credit card operations;
- does not accept demand deposits or deposits that the depositor may withdraw by check or similar means for payment to third parties or others;

- does not accept any savings or time deposits of less than $100,000, except for deposits pledged as collateral for extensions of credit;
- maintains only one office that accepts deposits; and
- does not engage in the business of making commercial loans.

If Direct Merchants Bank failed to meet the credit card bank criteria described above, Direct Merchants Bank's status as an insured bank would make us subject to the provisions of the BHCA. We believe that becoming a bank holding company would limit our ability to pursue future opportunities.

The OCC, as our primary regulator, has established operating guidelines for national banks. As part of their normal periodic examination process, the OCC may, in its sole discretion, require banks to modify or stop current practices based on their interpretation of those guidelines. Such changes to our current or planned practices may have an impact on the capital, liquidity, earnings and management of Direct Merchants Bank, which in turn may impact MCI.

The OCC, the Federal Reserve Board, the Federal Deposit Insurance Corporation and the Office of Thrift Supervision are expanding previously issued examination guidance for supervising subprime lending activities. This expanded guidance includes expectations for the allowance for loan losses and regulatory capital. Under the expanded guidance, the allowance for loan losses required for subprime loans should be sufficient to absorb at least all estimated credit losses on outstanding balances over the current operating cycle, typically 12 months. Each subprime lender is responsible for quantifying the amount of capital needed to offset the additional risk in subprime lending activities, and for fully documenting the methodology and analysis supporting the amounts specified. Given the higher risk inherent in subprime lending programs, examiners may expect that Direct Merchants Bank would hold capital against subprime portfolios in an amount that is one and one half to three times greater than what is appropriate for non-subprime assets of a similar type.

Exportation of Interest Rates and Fees

Under current judicial interpretations of federal law, national banks such as Direct Merchants Bank may charge interest at the rate allowed by the laws of the state where the bank is located and may "export" those interest rates on loans to borrowers in other states, without regard to the laws of such other states.

The United States Supreme Court has held that national banks may also impose late payment fees, overlimit fees, annual fees, cash advance fees and membership fees allowed by the laws of the state where the national bank is located on borrowers in other states, without regard to the laws of such other states. The Supreme Court based its opinion largely on its deference to a regulation adopted by the OCC that has been interpreted to permit national banks to export interest rates. As a result, national banks such as Direct Merchants Bank may export such fees.

Dividends and Transfers of Funds

There are various federal law limitations on the extent to which Direct Merchants Bank can finance or otherwise supply funds to MCI and its affiliates through dividends, loans or otherwise. These limitations include:

- minimum regulatory capital requirements;
- restrictions concerning the payment of dividends out of net profits or surplus; and
- Sections 23A and 23B of the Federal Reserve Act governing transactions between a bank and its affiliates.

In general, federal law prohibits a national bank such as Direct Merchants Bank from making dividend distributions on common stock if the dividend would exceed currently available undistributed profits. In addition,

Direct Merchants Bank must get OCC approval prior to paying a dividend, if such distribution would exceed current year net income combined with retained earnings from the prior two years. Direct Merchants Bank cannot make a dividend if the distribution would cause it to fail to meet applicable capital adequacy standards. Finally, although not a regulatory restriction, the terms of certain debt agreements prohibit the payment of dividends in certain circumstances.

Capital Adequacy

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the banking agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation. FDICIA also provides that regulatory action may be taken against a bank that does not meet such standards.

The OCC has adopted regulations that define the five capital categories (well-capitalized, adequately-capitalized, undercapitalized, significantly-undercapitalized and critically-undercapitalized) identified by FDICIA, using the total risk-based capital, Tier 1 risk-based capital and leveraged capital ratios as the relevant capital measures. Such regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized. Under the regulations, a "well-capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. Under these guidelines, Direct Merchants Bank is considered well-capitalized.

The OCC's risk-based capital standards explicitly consider a bank's exposure to declines in the economic value of its capital due to changes in interest rates when evaluating a bank's capital adequacy. Interest rate risk is the exposure of a bank's current and future earnings and equity capital arising from adverse movements in interest rates. The evaluation will be made as a part of the institution's regular safety and soundness examination.

The FDICIA requires the FDIC to implement a system of risk–based premiums for deposit insurance pursuant to which the premiums paid by a depository institution will be based on the probability that the FDIC will incur a loss in respect of such institution. The FDIC has adopted a system that imposes insurance premiums based upon a matrix that takes into account a bank's capital level and supervisory rating.

Under FDICIA, only "well-capitalized" and "adequately-capitalized" banks may accept brokered deposits. Direct Merchants Bank may accept deposits as part of its funding and began issuing certificates of deposit ("CDs") in the first quarter of 1999. These CDs are issued through third-party registered deposit brokers and directly to the public in increments of $100,000 or more.

Lending Activities

Direct Merchants Bank's activities as a credit card lender are also subject to regulation under various federal consumer protection laws including the Truth–in–Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Community Reinvestment Act ("CRA") and the Soldiers' and Sailors' Civil Relief Act. Regulators are authorized to impose penalties for violations of these statutes and, in certain cases, to order Direct Merchants Bank to pay restitution to injured cardholders. Cardholders may also bring actions for certain alleged violations of such regulations. Federal and state bankruptcy and debtor relief laws also affect Direct Merchants Bank's ability to collect outstanding balances owed by cardholders who seek relief under these statutes.

The OCC's CRA regulations subject limited purpose banks, including Direct Merchants Bank, to a "community development" test for evaluating required CRA compliance. The community development performance of a limited purpose bank is evaluated pursuant to various criteria involving community development lending, qualified investments and community development services.

Legislation

Congress has passed a financial services law that will require many of our business groups to disclose our practices for collection and sharing of non-public customer information. The regulations associated with this law could require us to limit or substantially modify our enhancement services and credit card marketing activities and practices with third-party companies in ways that could adversely affect us if these changes result in limits on sharing information. Furthermore, there is similar or related legislation currently pending or under consideration at the federal and state level.

From time to time legislation has been proposed in Congress to limit interest rates and fees that could be charged on credit card accounts or otherwise restrict practices of credit card issuers. If this or similar legislation is adopted, our ability to collect on account balances or maintain previous levels of finance charges and other fees could be adversely affected.

Additionally, the U.S. Senate and House of Representatives have each passed legislation that would amend the federal bankruptcy laws. This legislation, a form of which is expected to be signed into law, is generally considered to be favorable to the credit card industry. However, any changes to state debtor relief and collection laws could adversely affect us if such changes result in, among other things, accounts being charged off as uncollectible and additional administrative expenses. Congress and the states may in the future consider other legislation that would materially affect the credit card and related enhancement services industries.

Consumer and Debtor Protection Laws

Various federal and state consumer protection laws limit our ability to offer and extend credit. In addition, the U.S. Congress and the states may decide to regulate further the credit card industry by enacting laws or amendments to existing laws to reduce finance charges or other fees or charges applicable to credit card and other consumer revolving loan accounts. These laws may adversely affect our ability to collect on account balances or maintain established levels of periodic rate finance charges and other fees and charges with respect to the accounts. Similarly, Congress, the OCC and/or the states may decide to further regulate our enhancement services.

Investment in the Company and Direct Merchants Bank

Certain acquisitions of capital stock may be subject to regulatory approval or notice under federal law. Investors are responsible for insuring that they do not directly or indirectly acquire shares of our capital stock in excess of the amount that can be acquired without regulatory approval.

Interstate Taxation

Several states have passed legislation attempting to tax the income from interstate financial activities, including credit cards, derived from accounts held by their residents. We believe this legislation will not materially affect us. Our belief is based upon current interpretations of the enforceability of this legislation, prior court decisions and the volume of business in states that have passed this legislation.

Licensing Requirements

Several state and local government regulators require our subsidiaries to be licensed in order to offer our enhancement services insurance and warranty products in these states. We are in the process of obtaining licenses for these products in the remainder of states. Our captive insurance subsidiary, ICOM Limited, is licensed in Bermuda under The Insurance Act of 1978 as a Class 2 Insurer. We are restricted from writing any long-term policies or pursuing any unrelated business in excess of certain limits under Bermuda law.

Fair Credit Reporting Act

The Fair Credit Reporting Act ("FCRA") regulates consumer reporting agencies. Under the FCRA, an entity risks becoming a consumer reporting agency if it furnishes consumer reports to third parties. A consumer report is a communication of information which bears on a consumer's creditworthiness, credit capacity, credit standing or certain other characteristics and which is collected or used or expected to be used to determine the consumer's eligibility for credit, insurance, employment or certain other purposes. The FCRA explicitly excludes from the definition of consumer report a report containing information solely as to transactions or experiences between the consumer and the entity making the report. An entity may share consumer reports with any of its affiliates so long as that entity provides consumers with an appropriate disclosure and an opportunity to opt out of such affiliate sharing.

Our objective is to conduct our operations in a manner that would fall outside the definition of consumer reporting agency under the FCRA. If we were to become a consumer reporting agency, however, we would be subject to a number of complex and burdensome regulatory requirements and restrictions. Such restrictions could have a significant adverse economic impact on us.

Employees

As of December 31, 2001, we had over 4,000 employees located in Arizona, Florida, Illinois, Maryland, Minnesota and Oklahoma. None of our employees are represented by a collective bargaining agreement. We consider our relations with our employees to be good.

Trademarks, Trade Names and Service Marks

MCI and its subsidiaries have registered and continue to register, when appropriate, various trademarks, tradenames and service marks used in connection with its business and for private label marketing of certain of its products. We consider these trademarks and service marks to be readily identifiable with, and valuable to, our business.

Executive Officers of the Registrant

The following table sets forth certain information concerning the persons who currently serve as our executive officers. Each executive officer serves at the discretion of our Board of Directors.

Name	Age	Position
Ronald N. Zebeck	47	Chairman and Chief Executive Officer
David D. Wesselink	59	Vice Chairman
William R. Anderson	44	Executive Vice President, Enhancement Services
Richard G. Evans	53	Executive Vice President, General Counsel and Secretary
Patrick J. Fox	46	Executive Vice President, Business Development; President, Direct Merchants Bank
Joseph A. Hoffman	44	Executive Vice President, Consumer Credit Card Marketing/Operations
Matthew S. Melius	36	Executive Vice President, Credit Risk Management
Jon B. Mendel	50	Executive Vice President, Human Resources
David R. Reak	43	Executive Vice President, Risk Management/Recovery
Benson K. Woo	47	Chief Financial Officer
Dan N. Piteleski	51	Senior Vice President, Chief Information Officer
Ralph A. Than	41	Senior Vice President, Treasurer
Mark P. Wagener	41	Senior Vice President, Controller

Ronald N. Zebeck has been our Chairman and Chief Executive Officer since May 2000 and previously served as President and Chief Executive Officer since our incorporation in August 1996. Mr. Zebeck has been President of Metris Direct, Inc. since March 1994 and has served as Chairman of the Board of Direct Merchants Bank since August 1995. Prior to joining us, Mr. Zebeck was Managing Director, GM Card Operations of General Motors Corporation from 1991 to 1993, Vice President, Marketing and Strategic Planning of Advanta Corporation (Colonial National Bank USA) from 1987 to 1991, Director of Strategic Planning of TSO Financial (later Advanta Corporation) from 1986 to 1987, and held various credit card and credit-related positions at Citibank affiliates from 1976 to 1986. Mr. Zebeck is also a director of MasterCard International, Inc.

David D. Wesselink has been Vice Chairman of the Company since September 2000. Mr. Wesselink previously held the position of Executive Vice President, Chief Financial Officer from December 1998. Prior to joining us, Mr. Wesselink was Senior Vice President and Chief Financial Officer of Advanta Corporation from 1993 to 1998. Prior to Advanta Corporation, he held several positions at Household Finance Corp. and Household International, Inc. from 1971 to 1993, including Senior Vice President from 1986 to 1993 and Chief Financial Officer from 1982 to 1993.

William R. Anderson has been Executive Vice President, Enhancement Services since February 2002. Mr. Anderson previously served as Senior Vice President, Enhancement Services from October 1999 to February 2002, and Senior Vice President, E-Commerce from February 1999 to October 1999. Prior to joining us, Mr. Anderson was Executive Vice President and Director of Marketing at Bank of America from 1996 to 1999. Prior to Bank of America, Mr. Anderson was General Director of U.S. Consumer Marketing at the GM Card operations at General Motors Corporation.

Richard G. Evans has been Executive Vice President, General Counsel and Secretary since June 2001. Prior to joining us, Mr. Evans was Executive Vice President, General Counsel and Director of Green Tree Financial

Corporation from 1985 to 1999. Prior to Green Tree, Mr. Evans served as Special Assistant Attorney General for the State of Minnesota from 1974 to 1984.

Patrick J. Fox has been Executive Vice President, Business Development since September 2000. Mr. Fox previously served as Senior Vice President, Business Development from March 1998. Prior to joining us, Mr. Fox held executive positions in the credit card group of Bank of America from 1994 to March 1998, including Director of Product Management and Business Development. Prior to Bank of America, Mr. Fox held various marketing and sales management positions with Bank One, which he joined in 1992, Comerica Bank and Citibank. Mr. Fox has been President of Direct Merchants Bank since March 2000.

Joseph A. Hoffman has been Executive Vice President, Consumer Credit Card Marketing/Operations since October 1999. Mr. Hoffman previously served as Senior Vice President, Consumer Credit Marketing from April 1998. Prior to joining us, Mr. Hoffman was Vice President of Marketing at Advanta Corporation from June 1994 to April 1998, where he held a variety of positions including Director of Brand Management and Affinity and Co-Brand Marketing. Before that, Mr. Hoffman was Vice President, Area Director, in Citibank's Card Product Group, which he joined in 1980. During his fourteen-year tenure with Citibank, Mr. Hoffman held a variety of marketing and operations positions with Citibank's Bankcard and Private Label businesses.

Matthew S. Melius has been Executive Vice President, Credit Risk Management since January 2001. Mr. Melius previously served as Executive Vice President, E-Commerce from September 2000, Senior Vice President, E-Commerce from January 2000, Senior Vice President, Portfolio Marketing from January 1998, Vice President, Portfolio Marketing from January 1997, and Director, Portfolio Marketing from September 1995. Prior to joining us, Mr. Melius was Director, Customer Retention of First National Bank of Omaha in the Credit Card Division from 1989 to 1995.

Jon B. Mendel has been Executive Vice President, Human Resources since May 1998. Prior to joining us, Mr. Mendel was Senior Vice President, Human Resources at TCF Financial Corporation. Prior to TCF, Mr. Mendel held various positions at the St. Paul Companies, including Vice President, Human Resources of the St. Paul Fire and Marine Insurance Company.

David R. Reak has been Executive Vice President, Risk Management/Recovery since October 1999. Mr. Reak previously served as Senior Vice President, Credit Risk from November 1998. Mr. Reak was appointed Vice President, Credit Risk in October 1996 and previously served as Senior Director, Credit Risk of Metris Direct, Inc. from December 1995 to October 1996. Prior to joining us, he held several positions at American Express Travel Related Services Company, including Senior Manager, Credit Risk Management Europe and Middle East from 1994 to December 1995, Senior Manager, Credit Risk Management U.S. Consulting Group from 1992 to 1994, and Project Manager, Credit Research and Analysis from 1990 to 1992.

Benson K. Woo has been Chief Financial Officer since September 2000. Mr. Woo previously held the position of Senior Vice President, Finance from October 1999. Prior to joining us, Mr. Woo was Vice President and Chief Financial Officer of York International Corporation from 1998 to 1999. Prior to York International Corporation, he was Vice President and Treasurer of Case Corporation from 1994 to 1998. Prior to that, he held several positions at General Motors Corporation from 1979 to 1994, including Finance Director, GM Credit Card Operations from 1992 to 1994.

Dan N. Piteleski has been Senior Vice President, Chief Information Officer since April 2001. Prior to joining us, Mr. Piteleski was Vice President, Chief Information Officer of H.B. Fuller Company from 1995. Prior to H.B. Fuller, he was Vice President, Information Systems at Zenith Data Systems from 1992, and Manager, Information Systems and Technology at Apple Computer from 1988.

Ralph A. Than has been Senior Vice President, Treasurer since May 2000. Prior to joining us, Mr. Than was Vice President, Treasurer of CNH Capital Corporation, the finance subsidiary of CNH Global N.V. from 1998 to 2000. Before that, he was Group Controller of the Agricultural Systems Business Unit of Case Corporation from 1997 to 1998.

Mark P. Wagener has been Senior Vice President, Controller since October 2001. Mr. Wagener previously served as Vice President, Assistant Controller from June 2000. Prior to joining us, he held several positions at Norwest Corporation (Wells Fargo & Company) from 1988 to 1999. Prior to Norwest, Mr. Wagener was an audit manager at Arthur Andersen LLP from 1982 to 1987.

Our officers are elected by, and hold office at the will of, our Board of Directors and do not serve a "term of office" as such.

Risk Factors

This Annual Report on Form 10-K contains certain forward-looking statements and information relating to MCI that are based on the beliefs of our management as well as assumptions made by, and information currently available to, our management. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from such statements. You should not place undue reliance on these forward-looking statements as they speak only of our views as of the date the statement was made and are not a guarantee of future performance.

Forward-looking statements include statements and information as to our strategies and objectives, growth in earnings per share, return on equity, growth in our managed loan portfolio, net interest margins, funding costs, operating costs and marketing expenses, delinquencies and charge-offs and industry comparisons or projections. Forward-looking statements may be identified by the use of terminology such as "may," "will," "believes," "does not believe," "no reason to believe," "expects," "plans," "intends," "estimates," "anticipated," or "anticipates" and similar expressions, as they relate to the Company or our management. These statements reflect management's current views with respect to future events and are subject to certain risks, uncertainties and assumptions.

The factors discussed below, among others, could cause our actual results to differ materially from those expressed in any forward-looking statements. Although we have attempted to list comprehensively these important factors, we caution you that other factors may in the future prove to be important in affecting our results of operations. New factors emerge from time to time and it is not possible for us to predict all of these factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Our Target Market for Consumer Lending Products Has Higher Default and Bankruptcy Rates

The primary risk associated with secured and unsecured lending to moderate-income consumers is higher default rates than other income classes of consumers, resulting in more accounts being charged off as uncollectible. In addition, general economic factors, such as the rate of inflation, unemployment levels and interest rates, may result in greater delinquencies and credit losses among moderate-income consumers than among other income classes of consumers. A recession or economic downturn may cause an increase in default rates and delinquencies. We may be unable to successfully identify and evaluate the creditworthiness of our target customers to minimize the expected higher delinquencies and losses. We also cannot assure you that our risk-based pricing system can offset the negative impact on profitability that the expected greater delinquencies and losses may have.

We May Not be Able to Sustain and Manage Growth

In order to meet our strategic objectives, we plan to continue to expand our credit card loan portfolio. Continued growth in this area depends largely on:

- our ability to attract new cardholders;
- growth in both existing and new account balances;
- the degree to which we lose accounts and account balances to competing card issuers;
- levels of delinquencies and losses;
- the availability of funding, including securitizations, on favorable terms;
- general economic and other factors such as the rate of inflation, unemployment levels and interest rates, which are beyond our control;
- our ability to acquire and integrate portfolios; and
- stability and growth in management.

Our continued growth also depends on our ability to manage this growth effectively. Factors that affect our ability to successfully manage growth include:

- retaining and recruiting experienced management personnel;
- finding and adequately training new employees;
- cost-effectively expanding our facilities;
- growing and updating our management systems; and
- obtaining capital when needed.

We May Not be Able to Successfully Market Our Enhancement Services or Sign Additional Marketing Alliances

We target our enhancement services to our credit card customers and customers of third parties. Because of the variety of offers provided and the diversity of the customers targeted, we are uncertain about how many customers will respond to our offers for these enhancement services. We may experience higher than anticipated costs in connection with the internal administration and underwriting of these enhancement services and lower than anticipated response or retention rates.

Furthermore, we may be unable to expand the enhancement services business or maintain historical growth and stability levels if:

- we cannot successfully market credit cards to new customers;
- existing credit card customers close accounts voluntarily or involuntarily;
- existing enhancement services customers cancel their services;
- we cannot form marketing alliances with other third parties or existing marketing alliances with third parties terminate; or
- new or restrictive federal or state regulations limit our ability to market or sell enhancement services.

Our Profitability and Ability to Grow is Dependent on Our Funding Sources

Securitization Markets

As of December 31, 2001, 70% of our receivables were funded through the securitization market. These markets could undergo disruptions which adversely affected the ability of companies like us to raise money from these sources. Factors impacting these markets include current economic conditions, the financial condition of other institutions accessing these markets and national/world events. Furthermore, our ability to securitize our receivables depends on the legal, regulatory and tax environment for such transactions.

In addition, even if we are able to securitize our receivables consistent with past practice, poor performance of our securitized receivables, including increased delinquencies and credit losses, lower payment rates or a decrease in excess spreads below certain thresholds could result in a downgrade or withdrawal of the ratings on the outstanding securities issued in our securitization transactions, cause early amortization of such securities or result in higher required credit enhancement levels. As a result, poor performance of our securitized receivables could divert significant amounts of cash that would otherwise be available to us. This could jeopardize our ability to complete other securitization transactions on acceptable terms, decrease our liquidity and force us to rely on other potentially more expensive funding sources, to the extent available. We cannot assure you that the securitization market will continue to offer suitable funding alternatives.

Credit Facility

We rely on our credit facility to fund our operations and growth. If we breach any of our covenants under our credit facility, including various financial covenants, the lenders may terminate the facility. Disruptions in the securitization market could negatively affect our ability to comply with these covenants, and therefore our ability to borrow or replace this facility could be adversely affected.

CD Program

Direct Merchants Bank issues certificates of deposit in increments of $100,000 or more. We expect to use the proceeds of these deposits to fund our operations and growth. In order to maintain our current level of access to the certificate of deposit market, Direct Merchants Bank must maintain a "well-capitalized" rating, as that rating is defined by the OCC. If it does not do so, Direct Merchants Bank may be required to modify the program and may not be able to accept additional deposits.

Other Funding Sources

We also expect to obtain financing by selling debt and equity securities. Our ability to obtain such financing is dependent upon many factors, including general market conditions. We cannot assure you that we will be able to obtain this financing on favorable terms or at all. In addition, restrictions contained in our debt agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities.

Our ability to obtain financing from the various sources available to us is dependent upon many factors, including those outside of our control. In addition, disruptions or unfavorable conditions related to one financing source may negatively affect our ability to access other financing sources, or may increase our financing costs.

We Require a High Degree of Liquidity to Operate Our Business

We depend on cash flows from operations, asset securitizations, bank loans, subsidiary bank deposit programs, long-term debt and equity issuances to fund our operations and growth. The loss or interruption of any of these sources of funding could adversely affect our ability to operate.

Key elements of our strategy are dependent upon us having adequate available cash. These cash needs include:

- funding receivable growth through marketing campaigns;
- additional credit enhancement in the case of poor performance of our securitized assets;

- interest and principal payments under our securitizations, our credit agreement, our existing senior notes and other indebtedness;
- ongoing operating expenses;
- maintenance of the "well-capitalized" status of our subsidiary, Direct Merchants Bank, which is necessary to maintain the CD program;
- portfolio and business acquisitions;
- fees and expenses incurred in connection with the securitization of receivables and the servicing of them; and
- tax payments due on receipt of excess cash flow from securitization trusts.

Given these cash needs, we anticipate that we will need to enter into financing transactions on a regular basis. We cannot assure you that we will be able to secure funds to support our cash needs on terms as favorable as past transactions. Any adverse change in the funding sources we use could force us to rely on other potentially more expensive funding sources, to the extent available, and could have other adverse consequences. If any of our funding sources become limited it may require us to use more expensive sources of funding. Any material increase in our costs of financing beyond our expectations could negatively impact us.

Interest Rate Fluctuations Impact the Yield on Our Assets and Funding Expense

An increase or decrease in market interest rates could have a negative impact on the net interest spread between the yield on our assets and our cost of funding. A rise in market interest rates may indirectly impact the payment performance of our customers. We try to minimize the impact of changes in market interest rates on our cash flow, asset value and net income primarily by funding variable-rate assets with variable-rate funding sources and by using interest rate derivatives to match asset and liability repricings. However, changes in market interest rates may have a negative impact on us.

We May Not be Able to Successfully Integrate Portfolio Acquisitions

As previously mentioned, our growth may depend on our ability to acquire and successfully integrate new portfolios of credit card customers. Since our risk-based pricing system depends on information regarding customers, limited or unreliable historical information on customers within an acquired portfolio may have an impact on our ability to successfully and profitably integrate that portfolio. Our success also depends on whether the desirable customers of an acquired portfolio close their accounts after transfer of the portfolio. A large attrition rate would result in a lower borrowing base upon which to assess fees, higher costs relating to closing accounts and less potential for marketing enhancement services. In addition, if customers reduce their borrowings after the transfer of accounts, the acquired portfolio may be less profitable than originally expected.

Current and Proposed Regulation and Legislation Limit Our Business Activities, Product Offerings and Fees Charged

Various federal and state laws and regulations significantly limit the activities in which we and Direct Merchants Bank are permitted to engage. Such laws and regulations, among other things, limit the fees and other charges that we are allowed to charge, limit or prescribe certain other terms of our products and services, require specified disclosures to consumers, govern the sale and terms of products and services we offer and require that we maintain certain licenses, qualifications, or capital requirements (see "Business – Regulation" on pages 14 through 18 of this Report). In some cases, the precise application of these statutes and regulations is not clear. In addition, the regulatory framework at the state and federal level regarding some of our enhancement services is evolving. The regulatory framework affects the design or profitability of such products and our ability to sell certain products. In addition, numerous legislative and regulatory proposals are advanced each year which, if adopted, could adversely affect our profitability or further restrict the manner in which we conduct our activities. The failure to comply with, or adverse changes in, the laws or regulations to which our business is subject, or adverse changes in the interpretation thereof, could adversely affect our ability to collect our receivables and generate fees on the receivables which could have a material adverse effect on our business.

The Impact of Existing, Pending and Possible Future Privacy Laws Could Result in Lower Marketing Revenue and Penalties for Non-Compliance

Effective July 2001, the federal Gramm-Leach-Bliley Act requires many of our business groups to disclose our practices for collection and sharing of non-public customer information. Changes to this law, or enactment of new laws, have required and could further require us to limit or substantially modify our enhancement services and credit card marketing activities and practices with third-party companies in ways that would most likely decrease our revenue from that business. These initiatives could require us to end substantially all of our marketing efforts with third parties and may even adversely affect the ability of the subsidiary through which we issue our credit card products, Direct Merchants Bank, to share information about its customers with other MCI affiliates, particularly enhancement services. The curtailment of our marketing efforts directed to our customer base and third-party customers would significantly negatively impact our business.

The privacy laws require us to provide initial and continuing disclosures regarding our information sharing practices. The laws also require us to monitor these disclosures and customer responses so that we do not unlawfully disclose information about a customer who has directed us not to do so. If we do not adequately manage the requirements, we may face regulatory sanctions, including fines, and consumer class action litigation.

Other Industry Risks Related to Consumer Lending Products and Enhancement Services Could Negatively Impact Us

We face a number of risks associated with unsecured lending. These include the risk that delinquencies and credit losses will increase because of future economic downturns; the risk that an increasing number of customers will default on the payment of their outstanding balances or seek protection under bankruptcy laws; and the risk that fraud by cardholders and third parties will increase. We also face the risk that increased criticism from consumer advocates and the media could hurt consumer acceptance of our products, as well as the risk of litigation, including class action litigation, challenging our product terms, rates, disclosures, collections or other practices, under state and federal consumer protection statutes and other laws.

Due to Intense Competition in Our Consumer Lending Products and Enhancement Services Businesses, We May Not be Able to Compete Successfully

We face intense and increasing competition from numerous financial services providers, many of which have greater resources than us. In particular, our credit card business competes with national, regional and local bankcard issuers, as well as other general purpose and private label credit card issuers. There has been a recent increase in solicitations to moderate-income consumers, as competitors have increasingly focused on this market. Customers are attracted to credit card issuers largely on the basis of price, credit limit and other product features; as a result, customer loyalty is often limited. According to published reports, as of December 2001, the 20 largest issuers accounted for approximately 90% (based on receivables outstanding) of the market for general purpose credit cards. Many of these issuers are substantially larger, have more seasoned credit card portfolios and often compete for customers by offering lower interest rates and/or fee levels than us. We cannot assure you that we will be able to compete successfully in this environment.

We also face competition from numerous enhancement services providers, including insurance companies, financial services institutions and other membership-based or consumer services providers. As we continue to expand our extended service plan business to the customers of third-party retailers, we compete with manufacturers, financial institutions, insurance companies and a number of independent administrators.

Item 2. Properties

We currently lease our principal executive office space in Minnetonka, Minnesota, consisting of leases for approximately 300,000 and 19,000 square feet. These leases expire in December 2011 and March 2005, respectively. We also lease 15,000 square feet of warehouse space in Minnetonka, Minnesota, which expires in October 2003. Direct Merchants Bank leases office space in Scottsdale, Arizona, consisting of approximately 26,000 square feet. This lease will terminate by advance notice in June 2002. In addition, Direct Merchants Bank purchased a 130,000 square foot building in Scottsdale, Arizona in 1999. This building serves as western regional headquarters for us and Direct Merchants Bank's operation center. In addition, we lease facilities in Tulsa, Oklahoma, White Marsh, Maryland, Jacksonville, Florida, Champaign, Illinois, and Duluth, Minnesota, consisting of approximately 100,000, 115,000, 160,000, 15,000 and 20,000 square feet, respectively. These leases expire in December 2010, September 2007, June 2005, March 2002 and September 2006, respectively. The leased properties in Oklahoma, Maryland, Florida and Duluth, Minnesota support our collections, customer service and back office operations. We also own our Hispanic operations center in Orlando, Florida, which consists of approximately 25,000 square feet. We believe our facilities are suitable to our businesses and that we will be able to lease or purchase additional facilities as needed.

Item 3. Legal Proceedings

We are a party to various legal proceedings resulting from the ordinary business activities relating to our operations. In July 2000 an Amended Complaint was filed in Hennepin County District Court in Minneapolis, Minnesota against MCI and our subsidiaries Metris Direct, Inc. and Direct Merchants Bank. The complaint seeks damages in unascertained amounts and purports to be a class action complaint on behalf of all cardholders who were issued a credit card by Direct Merchants Bank and were allegedly assessed fees or charges that the cardholder did not authorize. Specifically, the complaint alleges violations of the Minnesota Prevention of Consumer Fraud Act, the Minnesota Deceptive Trade Practices Act and breach of contract. On February 1, 2002, preliminary approval of a class action settlement was signed by the Court whereby we will pay approximately $5.5 million for attorneys' fees and costs incurred by attorneys for the plaintiffs in separate lawsuits filed in Arizona, California and Minnesota in 2000 and 2001. Under the terms of the settlement, we denied any wrongdoing or liability. A final settlement approval hearing is scheduled for May 30, 2002.

On May 3, 2001, Direct Merchants Bank entered into a consent order with the Office of the Comptroller of the Currency ("OCC"). The consent order required Direct Merchants Bank to pay approximately $3.2 million in restitution to approximately 62,000 credit card customers who applied for and received a credit card in connection with a series of limited test marketing campaigns from March 1999 to June 2000. Under the terms of the consent order, Direct Merchants Bank made no admission or agreement on the merits of the OCC's assertions. The restitution as required by the OCC consent order was paid and is reflected in our December 31, 2001 financial statements. We believe that Direct Merchants Bank's agreement with the OCC will not have a material adverse effect on the financial position of MCI or Direct Merchants Bank.

In May 2001, the OCC also indicated that it was considering whether to pursue an assessment of civil money penalties and gave Direct Merchants Bank the opportunity to provide information to the OCC bearing on whether imposing a penalty would be appropriate and the severity of any penalty. The statutory provisions pursuant to which a civil money penalty could be assessed give the OCC broad discretion in determining whether or not a penalty will be assessed and, if so, the amount of the penalty. Because we are unable at this time to determine whether or not any civil money penalty will be assessed, there can be no assurance that the resolution of this matter will not have a material adverse effect on our financial position.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of security holders during the fourth quarter of our fiscal year ended December 31, 2001.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The information required by Item 201 of Regulation S-K is set forth in the "Summary of Consolidated Quarterly Financial Information and Stock Data" on pages 86 and 87 of this Report.

Item 6. Table 1: Selected Financial Data

Owned Basis

(In thousands, except EPS, dividends and stock prices)	Year Ended December 31, 2001	2000	1999	1998	1997	Four-Year Compound Growth Rate
Income Statement Data:						
Net interest income	$ 530,710	$ 371,772	$ 180,328	$ 82,698	$ 57,243	74.5%
Provision for loan losses	549,145	388,234	174,800	77,770	43,989	88.0
Other operating income	1,154,457	933,787	623,772	315,480	187,796	57.5
Other operating expense	714,154	594,414	437,984	227,160	139,167	50.5
Income before income taxes, extraordinary loss and cumulative effect of accounting changes	421,868	322,911	191,316	93,248	61,883	61.6
Tax rate	38.3%	38.5%	39.7%	38.5%	38.5%	
Net income (1)	$ 260,291	$ 198,591	$ 115,363	$ 57,348	$ 38,058	59.4
Per Common Share Statistics:						
EPS—diluted (1)	$ 2.62	$ 2.15	$ 1.41	$ 0.94	$ 0.63	40.7
Stock price (year-end split adjusted)	25.71	26.31	23.79	16.77	11.42	22.5
Dividends paid (split adjusted)	0.040	0.033	0.017	0.013	0.010	
Book value per common share equivalent (split adjusted) (2)	12.00	9.68	7.38	5.85	3.05	40.8
Shares outstanding (year-end)	63,419	62,243	57,919	57,779	57,675	
Shares used to compute EPS (diluted)	99,366	92,582	76,324	59,905	60,715	
Selected Operating Data:						
Total accounts	4,929	4,464	3,680	2,972	2,293	21.1
Year-end loans	$4,010,311	$3,202,884	$1,763,009	$756,899	$480,626	70.0
Year-end assets	4,228,686	3,736,025	2,045,082	945,719	538,662	67.4
Average loans	3,605,126	2,484,292	1,167,072	596,380	356,817	78.3
Average interest-earning assets	3,955,328	2,707,769	1,303,528	636,133	403,375	77.0
Average assets	3,903,846	2,826,653	1,449,297	774,167	417,903	74.8
Average total equity	1,011,573	759,633	542,050	219,835	158,180	59.0
Year-end deposits	2,058,008	2,106,199	775,381	—	—	
Year-end debt	647,904	356,066	345,012	310,896	244,000	27.7
Year-end preferred stock	393,970	360,421	329,729	201,100	—	
Return on average assets (1)	6.7%	7.0%	8.0%	7.4%	9.1%	
Return on average total equity (1)	25.7%	26.1%	21.3%	26.1%	24.1%	
Selected Enhancement Services Data:						
Revenue:						
Credit protection	$ 202,300	$ 149,421	$ 109,502	$ 73,773	$ 47,550	43.6
Membership products	94,695	75,981	31,858	13,301	4,905	109.6
Warranty/other	43,137	40,798	33,731	22,049	12,077	37.5
Total revenue	340,132	266,200	175,091	109,123	64,532	51.5
Year-end deferred revenue	185,132	199,796	127,541	72,866	35,461	51.2
Year-end deferred acquisition costs	79,400	74,084	45,837	23,726	15,778	49.8%
Total enrollments	3,475	4,809	3,294	2,441	2,143	12.8
Third-party enrollments	1,398	1,675	1,336	1,316	1,124	5.6
Active members	5,775	6,067	4,902	3,619	2,997	17.8

(1) Excluding the one-time, non-cash accounting impacts from the adoption of SFAS 133 in January 2001 for our interest rate derivative instruments, the adoption of Staff Accounting Bulletin No. 101 for our debt waiver products in March 2000, and the extinguishment of the Series B Preferred Stock and 12% Senior Notes and the cancellation of warrants in June 1999. (Refer to Note 8 of the Consolidated Financial Statements for additional information.)

(2) Book value is calculated assuming conversion of preferred stock.

Table 2: Selected Financial Data

Managed Basis (1)

(In thousands, except EPS)	Year Ended December 31, 2001	2000	1999	1998	1997	Four-Year Compound Growth Rate
Income Statement Data:						
Net interest income	$ 1,492,935	$1,074,875	$ 828,246	$ 505,812	$ 306,361	48.6%
Provision for loan losses	1,309,728	917,905	742,537	534,124	319,299	42.3
Other operating income	952,815	760,355	543,591	348,720	213,988	45.3
Other operating expense	714,154	594,414	437,984	227,160	139,167	50.5
Income before income taxes, extraordinary loss and cumulative effect of accounting changes	421,868	322,911	191,316	93,248	61,883	61.6
Tax rate	38.3%	38.5%	39.7%	38.5%	38.5%	
Net income (2)	$ 260,291	$ 198,591	$ 115,363	$ 57,348	$ 38,058	59.4
Per Common Share Statistics:						
EPS—diluted (2)	$ 2.62	$ 2.15	$ 1.41	$ 0.94	$ 0.63	40.7
Selected Operating Data:						
Year-end loans	$11,906,153	$9,273,108	$7,281,322	$5,315,042	$3,546,936	35.4
Year-end assets	12,124,528	9,806,249	7,563,394	5,503,862	3,604,972	35.4
Average loans	10,349,217	8,021,437	6,003,791	4,000,467	2,294,893	45.7
Average interest-earning assets	10,699,419	8,244,914	6,140,247	4,040,220	2,341,451	46.2
Average assets	10,656,156	8,332,500	6,269,760	4,159,171	2,355,978	45.8
Return on average assets (2)	2.4%	2.4%	1.8%	1.4%	1.6%	
Equity to managed assets	9.4%	9.0%	8.2%	7.9%	4.9%	
Net interest margin (3)	14.0%	13.0%	13.5%	12.5%	13.1%	
Loan loss reserves	$ 947,658	$ 763,975	$ 619,028	$ 393,283	$ 244,084	40.4
Reserves as a percent of 30-day plus receivables (4)	84%	100%	111%	109%	105%	
Delinquency ratio (4)(5)	9.4%	8.3%	7.6%	6.8%	6.6%	
Loan loss reserve ratio	8.0%	8.2%	8.5%	7.4%	6.9%	
Net charge-off ratio (6)	11.0%	9.7%	9.0%	10.1%	8.3%	

(1) MCI analyzes its financial performance on a managed loan portfolio basis whereby the income statement and balance sheet are adjusted to reverse the effects of sale accounting under SFAS 140.

(2) Excluding the one-time, non-cash accounting impacts from the adoption of SFAS 133 in January 2001 for our interest rate derivative instruments, the adoption of Staff Accounting Bulletin No. 101 for our debt waiver products in March 2000, and the extinguishment of the Series B Preferred Stock and 12% Senior Notes and the cancellation of warrants in June 1999. (Refer to Note 8 of the Consolidated Financial Statements for additional information.)

(3) Includes MCI's actual cost of funds plus all costs associated with asset securitizations, including the interest expense paid to certificate holders and amortization of the discount and fees.

(4) Figures as of December 31, 2001 reflect the adoption of FFIEC guidelines on re-aging accounts effective January 1, 2001. Excluding the re-age impact the delinquency ratio as of December 31, 2001 was 9.1%.

(5) Delinquency ratio represents credit card loans that were at least 30 days contractually past due at year-end as a percentage of year-end managed loans.

(6) Net charge-off ratio reflects actual principal amounts charged off, less recoveries, as a percentage of average managed credit card loans. The net charge-off ratio at December 31, 2001 reflects an additional write-off of $34 million resulting from a change in charge-off policy to 120 days from 180 days for accounts that enter into a credit counseling or similar program and later become delinquent.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net income applicable to common stockholders for the year ended December 31, 2001 was $211.0 million, or $2.47 per diluted share, up from net income applicable to common stockholders of $163.5 million, or $2.11 per diluted share in 2000. The increase in net income results from an increase in net interest income and other operating income partially offset by increases in the provision for loan losses and other operating expenses. These increases are largely attributable to the growth in average managed loans. Average managed loans increased to $10.3 billion for the year ended December 31, 2001 from $8.0 billion in 2000, an increase of 29%. In addition, credit card charge volume was approximately $9.9 billion for the full year 2001, a 23% increase over the same period in 2000.

The provision for loan losses on a managed basis was $1.3 billion in 2001 compared to $0.9 billion in 2000. The increase relates to the estimated required balance in the allowance for loan losses to cover future charge-offs inherent in our owned loan portfolio and an amount to reduce the contractual value of the retained interests in securitized loans to fair value as of December 31, 2001. Higher credit card loan balances, increased net charge-offs, increased delinquency rate and the current economic environment were factors considered by management in determining the necessary balance in the allowance for loan losses. The managed net charge-off rate was 11.0% in 2001 compared to 9.7% in 2000. The delinquency ratio was 9.4% in 2001 compared to 8.3% in 2000. Excluding the FFIEC guidelines on re-aging accounts adopted January 1, 2001, which required us to report an additional $36.1 million in receivables as delinquent as of December 31, 2001, the delinquency ratio was 9.1% in 2001.

Other operating income on a managed basis increased $192.5 million, or 25%, to $952.8 million for the year ended December 31, 2001. This increase was primarily due to credit card fees, interchange fees and other credit card income, which increased to $613.4 million in 2001, up 21% over $505.2 million in 2000. Enhancement services revenues increased 28% to $340.1 million in 2001, up from $266.2 million in 2000. These increases were primarily due to the growth in total credit card accounts, an increase in outstanding receivables in the managed credit card loan portfolio, development of new third-party relationships and the creation of new products.

Other operating expenses increased to $714.2 million in 2001, compared to $594.4 million in 2000. This increase was primarily due to continued investments in our infrastructure in order to service the growth in our managed credit card loan portfolio, an increase in overall marketing expenditures and increased amortization on purchased portfolio premiums. Our managed operating efficiency ratio decreased to 31.1% in 2001 from 32.4% in 2000 due to increased economies of scale and management cost saving initiatives begun in the latter part of 2001.

On January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* which establishes accounting and reporting standards for derivative instruments. SFAS 133 requires enterprises to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Prior to SFAS 133, we amortized the costs of interest rate contracts on a straight-line basis over the expected life of the contract. The adoption of SFAS 133 resulted in a one-time, non-cash, after-tax charge to earnings of $14.5 million reflected as a "Cumulative effect of accounting change" in the consolidated statements of income for the year ended December 31, 2001. During 2001, $1.2 million was recorded as a reduction to interest expense and a $13.6 million gain was recognized as a result of recording derivatives that did not qualify for hedge accounting treatment at fair value and hedge ineffectiveness.

In September 2000, the Financial Accounting Standards Board issued SFAS 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,"* which replaces SFAS 125, and revises the accounting standards and disclosure requirements for securitizations and transfers of financial assets and collateral. It requires enterprises to recognize, upon transfer of financial assets, the financial and servicing assets it controls and the liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. This statement is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. The recognition and reclassification of collateral and additional disclosures related to securitization transactions and collateral were effective for fiscal years ending after December 15, 2000. The adoption of the new standard did not have a material impact on our financial statements.

During the quarter ended March 31, 2000, we adopted Staff Accounting Bulletin ("SAB") No. 101, *"Revenue Recognition in Financial Statements,"* for our debt waiver products. This SAB formalized the accounting for services sold where the right to a full refund exists, requiring all companies to defer recognition of revenues until the cancellation period is complete. Previously, we recognized half of the revenues in the month billed and half in the following month. We now recognize all of the revenue the month following completion of the cancellation period. This change resulted in a one-time, non-cash net charge to earnings of $3.4 million, which is reflected as a "Cumulative effect of accounting change" in the consolidated statements of income for the year ended December 31, 2000. Because we have applied the provisions of this SAB to our membership programs since 1998, before the SEC formalized its guidance, we did not have to adjust our enhancement services revenues.

Critical Accounting Policies

The Company's accounting policies are identified on pages 55 through 60 of this Report, the most significant of which is our determination of the allowance for loan losses, valuation of retained interests and accounting for deferred origination costs.

Allowance for loan losses

We maintain the allowance for loan losses on our owned loan portfolio to cover management's estimate of the inherent losses as of the balance sheet date and an amount to reduce the contractual value of the retained interests in securitized loans to fair value. In evaluating the adequacy of the allowance for loan losses, we consider several factors, including: historical charge–off and recovery activity by age (vintage) of each loan portfolio (noting any particular trends over recent periods); recent delinquency and collection trends by vintage; current economic conditions and the impact such conditions might have on borrowers' ability to repay; the risk characteristics of the portfolios; overall payment trends; bankruptcy rates; and other factors. These factors are reflected in financial projections prepared by the Company to estimate future charge-offs in the portfolio, which the Company uses to support the amount of the allowance for loan losses as of the balance sheet date. Significant changes in these factors could impact our financial projections and thereby affect the adequacy of our allowance for loan losses.

Retained interest

We maintain an allowance for loan losses on our sold credit card receivables that effectively reduces our retained interests to fair value. The Company validates the fair value of the net retained interests by calculating the present value of future expected cash flows using management's best estimate of key assumptions including credit losses, net spreads, revolver rates and a discount rate commensurate with the risks involved. The significant assumptions used at year-end for estimating the fair value of the retained interest in loans securitized are as follows:

	At December 31, 2001	At December 31, 2000
Annual discount rate	15%	15%
Monthly payment rate	7%	7%
Weighted-average spread (1)	20%	16%
Annual principal and finance charge default rate	18%	16%

(1) Includes finance charges, late fees and overlimit fees, less weighted-average cost of funds and 2% servicing fee.

At December 31, 2001, the sensitivity of the current fair value of the retained interests to immediate 10 percent changes are as follows:

	Impact on Fair Value (in millions) of a 10% Increase or Decrease
Annual discount rate	$ 15
Monthly payment rate	1
Weighted-average spread	164
Annual principal and finance charge default rate	183

As the sensitivity indicates, the value of the Company's retained interests on its balance sheet, as well as reported earnings, could differ significantly if different assumptions or conditions would prevail.

Deferred acquisition costs

We defer direct credit card origination costs associated with successful credit card solicitations that we incur in transactions with independent third parties, and certain other costs that we incur in connection with loan underwriting and the preparation and processing of loan documents. These costs, which relate directly to membership solicitations (direct response advertising costs), principally include postage, printing, mailings and telemarketing costs. The total amount of deferred costs as of December 31, 2001 and 2000 were $89.5 million and $79.2 million, respectively. The most significant assumption used by the Company in determining the realizability of these deferred costs is future revenues from our credit cards and enhancement services products. A significant reduction in revenues could have a material impact on the values of these balances.

Deferred revenue on Enhancement Services Products

Direct Merchants Bank offers various debt waiver products to its credit card customers. Revenue for such products is recognized in the month following completion of the cancellation period, and reserves are provided for pending claims based on Direct Merchants Bank's historical experience with settlement of such claims. Unearned revenues and reserves for pending claims are recorded as "Deferred income" and "Accrued expenses and other liabilities," respectively. We record fees on membership programs as deferred income upon acceptance of membership and amortize them on a straight-line basis over the membership period beginning after the contractual cancellation period is complete. We defer and recognize extended service plan revenues and the incremental direct acquisition costs on a straight-line basis over the life of the related extended service plan contracts beginning after the expiration of any manufacturers' warranty coverage.

Managed Loan Portfolio and the Impact of Credit Card Securitizations

Securitization

A major source of our funding is the securitization of credit card loans. For securitizations accounted for as sales under SFAS 140, we are required to remove the related credit card loans from the consolidated balance sheet. The securitization and sale of credit card loans changes our interest in the loans from lender to servicer, with a corresponding change in how we report revenues and expenses in our statements of income. For securitized credit card loans accounted for as sales, amounts that we otherwise would have recorded as net interest income, fee income and provision for loan losses are instead reported in other operating income as net securitization and credit card servicing income. For further analysis, see Table 4: Impact of Credit Card Securitizations Accounted for as Sales on page 34 of this Report.

Managed Loan Portfolio

We analyze our financial performance on a managed loan portfolio basis. We do this by adjusting the income statement and balance sheet to reverse the effects of securitization. Our discussion of revenues, where applicable, and provision for loan losses include comparisons to amounts reported in our consolidated statements of income ("owned basis"), as well as on a managed basis.

Our managed loan portfolio is comprised of credit card loans, retained interests in loans securitized and the investors' interests in securitized loans accounted for as sales. The investors' interests in securitized loans accounted for as sales are not assets of the Company. Therefore, we do not show them on our consolidated balance sheets. Table 3 summarizes our managed loan portfolio:

Table 3: Managed Loan Portfolio

	December 31,		
	2001	2000	1999
(Dollars in thousands)			
Year-end balances:			
Credit card loans	$ 2,746,656	$1,179,203	$ 145,783
Retained interests in loans securitized	1,263,655	2,023,681	1,617,226
Investors' interests in securitized loans accounted for as sales	7,895,842	6,070,224	5,518,313
Total managed loan portfolio	$11,906,153	$9,273,108	$7,281,322

	Year Ended December 31,		
	2001	2000	1999
(Dollars in thousands)			
Average balances:			
Credit card loans	$ 1,709,989	$ 614,991	$ 20,505
Retained interests in loans securitized	1,895,137	1,869,301	1,146,567
Investors' interests in securitized loans accounted for as sales	6,744,091	5,537,145	4,836,719
Total managed loan portfolio	$10,349,217	$8,021,437	$6,003,791

In June 2001, a securitization that was accounted for as a sale under SFAS 140 matured. As a result, approximately $855 million of receivables that were classified as retained interests in loans securitized as of December 31, 2000 were classified as credit card loans as of December 31, 2001.

Impact of Credit Card Securitizations Accounted for as Sales

Table 4 provides a summary of the effects of credit card securitizations accounted for as sales on selected line items of our statements of income for each of the periods presented, as well as selected financial information on both an owned and managed loan portfolio basis:

Table 4: Impact of Credit Card Securitizations Accounted for as Sales

(Dollars in thousands)	Year Ended December 31, 2001	2000	1999
Statements of Income (owned basis):			
Net interest income	$ 530,710	$ 371,772	$ 180,328
Provision for loan losses	549,145	388,234	174,800
Other operating income	1,154,457	933,787	623,772
Other operating expense	714,154	594,414	437,984
Income before income taxes, extraordinary loss and cumulative effect of accounting changes	$ 421,868	$ 322,911	$ 191,316
Adjustments for Securitizations:			
Net interest income	$ 962,225	$ 703,103	$ 647,918
Provision for loan losses	760,583	529,671	567,737
Other operating income	(201,642)	(173,432)	(80,181)
Other operating expense	—	—	—
Income before income taxes, extraordinary loss and cumulative effect of accounting changes	$ —	$ —	$ —
Statements of Income (managed basis):			
Net interest income	$ 1,492,935	$1,074,875	$ 828,246
Provision for loan losses	1,309,728	917,905	742,537
Other operating income	952,815	760,355	543,591
Other operating expense	714,154	594,414	437,984
Income before income taxes, extraordinary loss and cumulative effect of accounting changes	$ 421,868	$ 322,911	$ 191,316
Other Data:			
Owned Basis:			
Average interest-earning assets	$ 3,955,328	$2,707,769	$1,303,528
Return on average assets (1)	6.7%	7.0%	8.0%
Return on average total equity (1)	25.7%	26.1%	21.3%
Return on average common equity (1)	44.4%	59.5%	60.4%
Net interest margin (2)	13.4%	13.7%	13.8%
Managed Basis:			
Average interest-earning assets	$10,699,419	$8,244,914	$6,140,247
Return on average assets (1)	2.4%	2.4%	1.8%
Return on average total equity (1)	25.7%	26.1%	21.3%
Return on average common equity (1)	44.4%	59.5%	60.4%
Net interest margin (2)	14.0%	13.0%	13.5%

(1) Excluding the one-time, non-cash accounting impacts from the adoption of SFAS 133 in January 2001 for our interest rate derivative instruments, the adoption of Staff Accounting Bulletin No. 101 for our debt waiver products in March 2000 and the extinguishment of the Series B Preferred Stock and 12% Senior Notes and the cancellation of warrants in June 1999. (Refer to Note 8 of the Consolidated Financial Statements for additional information.)

(2) Net interest margin is equal to net interest income divided by average interest-earning assets.

Net Interest Income

Net interest income consists primarily of interest earned on our credit card loans, less interest expense on borrowings to fund the loans. Table 5 provides an analysis of interest income and expense, net interest spread, net interest margin and average balance sheet data for the years ended December 31, 2001, 2000 and 1999.

Managed net interest income for the year ended December 31, 2001 was $1.5 billion, compared to $1.1 billion in 2000, an increase of $418.1 million. This increase was primarily due to a $2.3 billion increase in average managed loans over the comparable period in 2000 and an increase in net interest margins. The net interest margin on managed interest-earning assets increased to 14.0% for the year ended December 31, 2001, from 13.0% for the year ended December 31, 2000. The increase in net interest margin is primarily due to lower average cost of funds. Cost of funds, primarily based on LIBOR rates, decreased to 5.2% in 2001 from 7.2% in 2000, partially offset by a decrease in portfolio yields to 18.9% in 2001 from 19.7% in 2000 because our credit card rates are based on the prime lending rate. Portfolio yields did not decrease at the same level as our cost of funds due to interest rate floors on some customer accounts as well as repricing initiatives taken early in 2001 due to the general deterioration in the economy and rising charge-off rates.

The net interest margin on an owned basis decreased to 13.4% for the year ended December 31, 2001, from 13.7% in 2000 due to the fixed interest rates on Direct Merchants Bank's certificates of deposit used to fund variable rate credit card loans in a decreasing interest rate environment.

Risk-Based Pricing

We price credit card offers based on a prospect's risk profile prior to solicitation or upon receipt of a completed application. We evaluate a prospect to determine credit needs, credit risk, and existing credit availability and then develop a customized offer that includes the most appropriate product, brand, pricing and credit line. After customers open credit card accounts, we periodically monitor customers' internal and external credit performance and periodically recalculate behavior, revenue, attrition and bankruptcy predictors. We re-evaluate customers' risk profiles on a regular basis, and the lending relationship can evolve to include more competitive (or more restrictive) pricing and product configurations. In our analyses, we consider the overall profitability of accounts, using both credit information and the profitability from selling enhancement services to customers.

Table 5: Analysis of Average Balances, Interest and Average Yields and Rates

	Year Ended December 31,								
	2001			2000			1999		
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Owned Basis									
Assets:									
Interest-earning assets:									
Federal funds sold	$ 63,981	$ 3,115	4.9%	$ 144,780	$ 9,139	6.3%	$ 90,748	$ 4,477	4.9%
Short-term investments	286,221	12,372	4.3%	78,697	4,710	6.0%	45,708	2,298	5.0%
Credit card loans and retained interests in loans securitized	3,605,126	681,503	18.9%	2,484,292	490,929	19.8%	1,167,072	229,394	19.7%
Total interest-earning assets	$ 3,955,328	$ 696,990	17.6%	$2,707,769	$ 504,778	18.6%	$1,303,528	$ 236,169	18.1%
Other assets	796,511	—	—	814,053	—	—	651,227	—	—
Allowance for loan losses	(847,993)	—	—	(695,169)	—	—	(505,458)	—	—
Total assets	$ 3,903,846	—	—	$2,826,653	—	—	$1,449,297	—	—
Liabilities and Equity:									
Interest-bearing liabilities:									
Deposits	$ 2,110,967	$ 127,918	6.1%	$1,317,718	$ 89,560	6.8%	$ 328,035	$ 19,329	5.9%
Debt	379,159	38,362	10.1%	354,204	43,446	12.3%	323,260	36,512	11.3%
Total interest-bearing liabilities	$ 2,490,126	$ 166,280	6.7%	$1,671,922	$ 133,006	7.9%	$ 651,295	$ 55,841	8.6%
Other liabilities	402,147	—	—	395,098	—	—	255,952	—	—
Total liabilities	2,892,273	—	—	2,067,020	—	—	907,247	—	—
Stockholders' equity	1,011,573	—	—	759,633	—	—	542,050	—	—
Total liabilities and equity	$ 3,903,846	—	—	$2,826,653	—	—	$1,449,297	—	—
Net interest income and interest margin (1)	—	$ 530,710	13.4%	—	$ 371,772	13.7%	—	$ 180,328	13.8%
Net interest rate spread (2)	—	—	10.9%	—	—	10.7%	—	—	9.5%
Managed Basis									
Credit card loans	$10,349,217	$1,957,913	18.9%	$8,021,437	$1,582,503	19.7%	$6,003,791	$1,156,888	19.3%
Total interest-earning assets	10,699,419	1,973,400	18.4%	8,244,914	1,596,352	19.3%	6,140,247	1,163,663	19.0%
Total interest-bearing liabilities	9,234,217	480,465	5.2%	7,209,068	521,477	7.2%	5,488,015	335,417	6.1%
Net interest income and interest margin (1)	—	1,492,935	14.0%	—	1,074,875	13.0%	—	828,246	13.5%
Net interest rate spread (2)	—	—	13.2%	—	—	12.1%	—	—	12.9%

(1) We compute net interest margin by dividing net interest income by average total interest-earning assets.

(2) The net interest rate spread is the yield on average interest-earning assets minus the funding rate on average interest-bearing liabilities.

Net interest income is affected by changes in the average interest rate earned on interest-earning assets and the average interest rate paid on interest-bearing liabilities, in addition to changes in the volume of interest-earning assets and interest-bearing liabilities. Table 6 presents the effects of changes in average volume and interest rates on individual financial statement line items on an owned basis:

Table 6: Changes in Net Interest Income

	Year Ended December 31, 2001 vs. 2000			Year Ended December 31, 2000 vs. 1999		
		Change due to*			Change due to*	
(Dollars in thousands)	Increase (Decrease)	Volume	Rate	Increase	Volume	Rate
Interest Income:						
Federal funds sold	$ (6,024)	$ (4,273)	$ (1,751)	$ 4,662	$ 3,173	$ 1,489
Short-term investments	7,662	8,564	(902)	2,412	1,909	503
Credit card loans and retained interests in loans securitized	190,574	210,856	(20,282)	261,535	260,294	1,241
Total interest income	192,212	188,038	4,174	268,609	262,776	5,833
Deposit interest expense	38,358	46,785	(8,427)	70,231	66,832	3,399
Other interest expense	(5,084)	3,423	(8,507)	6,934	3,653	3,281
Total interest expense	33,274	49,434	(16,160)	77,165	80,927	(3,762)
Net interest income	$158,938	$138,604	$ 20,334	$191,444	$181,849	$ 9,595

* The change in interest due to both volume and rates has been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. We calculate changes in income and expense independently for each caption in the analysis. The totals for the volume and rate columns are not the sum of the individual lines.

Asset Quality

Our delinquency and net loan charge-off rates at any point in time reflect, among other factors, the credit risk of loans, the average age of our various credit card account portfolios, the success of our collection and recovery efforts, and general economic conditions. The average age of our credit card portfolio affects the stability of delinquency and loss rates. In order to minimize losses, we continue to focus our resources on refining our credit underwriting standards for new accounts, and on collections and post charge-off recovery efforts. At December 31, 2001, 71% of our outstanding receivables balance was from accounts that have been with us in excess of two years, and 40% of outstanding receivables were with us in excess of four years.

We use credit line analyses, account management and customer transaction authorization procedures to minimize loan losses. Our risk models determine initial credit lines at the time of solicitation. We manage credit lines on an ongoing basis and adjust them based on customer usage and payment patterns. To maximize profitability, we continually monitor customer accounts and initiate appropriate collection activities when an account is delinquent or overlimit.

Delinquencies

Delinquencies not only have the potential to affect earnings in the form of net loan losses, but are also costly in terms of the personnel and other resources dedicated to their resolution. We monitor delinquency levels on a managed basis, since delinquency on either an owned or managed basis subjects us to credit loss exposure. A credit card account is contractually delinquent if we do not receive the minimum payment by the specified date on the cardholder's statement. It is our policy to continue to accrue interest and fee income on all credit card accounts, except in limited circumstances, until we charge off the account. Table 7 presents the delinquency trends of our credit card loan portfolio on a managed portfolio basis:

Table 7: Managed Loan Delinquency

(Dollars in thousands)	December 31, 2001	% of Total	December 31, 2000	% of Total	December 31, 1999	% of Total
Managed loan portfolio	$11,906,153	100%	$9,273,108	100%	$7,281,322	100%
Loans contractually delinquent:						
30 to 59 days	375,887	3.1%	228,238	2.5%	168,882	2.3%
60 to 89 days	274,278	2.3%	173,531	1.9%	117,740	1.6%
90 or more days	473,003	4.0%	365,963	3.9%	270,092	3.7%
Total	$ 1,123,168	9.4%	$ 767,732	8.3%	$ 556,714	7.6%

The 110 basis point increase during 2001 in the managed delinquency rates over 2000 primarily reflects seasoning in the portfolio, a deterioration in the economy and the adoption of FFIEC guidelines on re-aging accounts effective January 1, 2001, which required us to report an additional $36.1 million of receivables as delinquent as of December 31, 2001. Without the impact of the FFIEC guidelines, the managed delinquency ratio was 9.1% as of December 31, 2001. We continue to focus our resources on collection efforts to minimize delinquency levels.

Net charge-offs

Net charge-offs are the principal amount of losses from cardholders unwilling or unable to make minimum payments, bankrupt cardholders and deceased cardholders less current period recoveries. Net charge-offs exclude accrued finance charges and fees which are charged against the related income at the time of charge-off. During the quarter ended December 31, 2001 we changed our charge-off policy to 120 days from 180 days for accounts that enter into a credit counseling or similar program and later become delinquent. With the concurrence of regulatory authorities we concluded that these accounts should be treated as closed-end loans and charged off after 120 days under FFIEC policy. This change resulted in an additional write-off of $34 million in 2001. During the quarter ended March 31, 2000, we changed our policy for partially secured card accounts to charge off accounts that are 120 days contractually delinquent rather than 180 days. This change was made based on our experience that secured card customers who are 120 days delinquent more closely resemble recovery accounts.

Table 8 presents our net charge-offs for the periods indicated as reported in the consolidated financial statements and on a managed portfolio basis:

Table 8: Net Charge-offs

	Year Ended December 31,		
(Dollars in thousands)	2001	2000	1999
Owned Basis:			
Average loans and retained interests in loans securitized outstanding	$ 3,605,126	$2,484,292	$1,167,072
Net charge-offs	384,750	250,296	96,102
Net charge-offs as a percentage of average loans outstanding	10.7%	10.1%	8.2%
Managed Basis:			
Average loans outstanding	$10,349,217	$8,021,437	$6,003,791
Net charge-offs	1,140,151	778,921	543,085
Net charge-offs as a percentage of average loans outstanding	11.0%	9.7%	9.0%

Managed net charge-offs increased $361.2 million in 2001. We estimate that approximately $225 million of the increase was due to growth in the portfolio, approximately $100 million was the result of seasoning in the loan portfolio and deterioration in the economy and $34 million was due to the change in our credit policy to charge-off after 120 days accounts that enter into credit counseling or similar program and later become delinquent.

Provision and Allowance for Loan Losses

We make provisions for loan losses in amounts necessary to maintain the allowance at a level estimated to be sufficient to absorb probable future loan losses, net of recoveries, inherent in the existing owned loan portfolio and an amount to reduce the contractual value of retained interests in loans securitized to fair value. For securitized loans, anticipated losses and related provisions for loan losses are reflected in the calculations of net securitization and credit card servicing income.

The provision for loan losses on a managed basis for the year ended December 31, 2001, totaled $1.3 billion compared to a provision of $0.9 billion in 2000. Of the $1.3 billion and $0.9 billion of provision for loan losses in 2001 and 2000, $760.6 million and $529.7 million related to loans securitized, and $549.1 million and $388.2 million related to owned credit card loans and retained interests in loans securitized. The increase in the managed provision for loan losses in 2001 compared to 2000 reflects the growth in credit card loans, an increase in delinquencies as a percentage of managed loans outstanding and the current economic environment.

The economy has slowed down significantly over the last year, exacerbated by the terrorist attacks on September 11, 2001. This changing environment has caused our delinquencies and losses to increase from prior years' levels. Some of the actions we are taking to mitigate this slowdown include expanding our collections strategies to aggressively address any potential delinquency increases and utilizing our recovery staff to work on precharge-off receivables. We also leverage forbearance programs and credit counseling services for qualifying cardholders that are experiencing payment difficulties. These programs include reduced interest rates, reduced or suspended fees and other incentives to induce the customer to continue making payments. The amount of customer receivables in forbearance programs was $837.0 million or 7% of total managed loans as of December 31, 2001 compared with $433.4 million or 5% of managed loans as of December 31, 2000. The amount of receivables in forbearance programs decreased to $765.1 million as of February 28, 2002.

The ratio of allowance for loan losses to period-end loans on a managed basis was 8.0% at December 31, 2001 compared to 8.2% at December 31, 2000 and 8.5% at December 31, 1999. The allowance for loan losses as a percentage of 30-day plus receivables was 84% at December 31, 2001 compared to 100% at December 31, 2000 and 111% at December 31, 1999. The reduction in the allowance as a percentage of loans and as a percentage of 30-day plus receivables reflects a reduction in our partially-secured credit card portfolio which experienced very high loss rates and related reserve requirements in 2000, continued seasoning of our credit card portfolio, improved account collection strategies/experience and performance of the Master Trust. As of December 31, 2001, 71% of our outstanding receivable balance had been with us over two years, and mature receivables are generally more predictable and more stable than new accounts, which allows us to forecast expected losses with a greater degree of accuracy. Furthermore, we continue to see improvements in early stage delinquencies due to tighter underwriting and better account analysis and management.

For purposes of assessing the adequacy of the loan loss reserves, we segment our loan portfolio into several individual pools with similar credit risk and time since solicitation (vintage pools) and estimate (based on historical experience and existing environmental conditions) the amounts of loans that will not be collected and therefore charged off. All new vintage pools are tracked separately until they are mature enough that their performance is consistent and steady enough to aggregate them into other vintage pools for analysis. We continually evaluate these homogenous risk pools with a roll rate model that uses historical delinquency levels updated for current performance, loan seasoning and other measures of asset quality to estimate charge-offs for both credit losses and bankruptcy losses. Additionally, in evaluating the adequacy of the loan loss reserves, we consider several subjective factors in determining the additional reserve and ultimate loan loss reserve necessary at each reporting period, including:

- national and economic trends and business conditions, including the condition of various market segments;
- changes in lending policies and procedures, including those for underwriting, collection, charge-off and recovery, and the experience, ability, and depth of lending management and staff;

- trends in volume and the product pricing of accounts, including any concentrations of credit; and
- the effect of external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the current portfolio.

Various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses maintained at Direct Merchants Bank (essentially those loans not sold via securitization or third-party conduit financing relationships). Such agencies may require that we recognize additions to the allowance based on their judgment about information available to them at the time of their examination. In determining the allowance for loan losses for credit card loans held by Direct Merchants Bank, we have taken into consideration the Office of the Comptroller of the Currency ("OCC") guidance for subprime lending programs. Under these guidelines, we are required to maintain an allowance for loan losses of at least twelve months' future charge-offs on all loans considered subprime (primarily those loans with a FICO score of 660 or below or with damaged credit histories).

We believe the allowance for loan losses is adequate to cover probable future losses inherent in the loan portfolio under current conditions. However, we cannot give assurance as to future credit losses that may be incurred in connection with our loan portfolio, nor can we provide assurance that the loan loss allowance that we have established will be sufficient to absorb future losses.

Other Operating Income

Other operating income contributes substantially to our results of operations, representing 62% and 65% of owned revenues for the years ended December 31, 2001 and 2000, respectively. Other operating income increased $220.7 million for the year ended December 31, 2001 over 2000.

Net securitization and credit card servicing income increased $73.1 million to $517.4 million in 2001. The increase was due to growth in the securitized loan portfolio and improved net interest rate spread offset by an increase in the provision for securitized loan losses. Average securitized receivables increased $1.2 billion in 2001, and the net interest rate spread on securitized loans was 14.3% in 2001 as compared to 12.7% in 2000. The components of net securitization revenue for 2001 and 2000 are shown in Table 9:

Table 9: Components of Net Securitization Revenue

(in thousands)	2001	2000
Finance charges	$1,276,409	$1,091,577
Interest expense	(335,292)	(397,785)
Provision for loan losses	(760,583)	(529,671)
Credit card fees	316,458	281,833
Other, net (1)	20,407	(1,693)
Total net securitization revenue	$ 517,399	$ 444,261

(1) Includes $10.1 million of income from the change in fair value of interest rate caps in 2001, and $9.4 million of expense for interest rate cap amortization in 2000.

Credit card fees, interchange and other credit card income was $296.9 million in 2001, an increase of $73.6 million over 2000. The increase is primarily the result of growth in our owned credit card portfolio. Average owned receivables were $3.6 billion in 2001 and $2.5 billion in 2000.

Enhancement services revenues increased by $73.9 million for the year ended December 31, 2001. This increase reflects higher credit protection revenue due to increased receivables and higher sales of our debt waiver products, as well as the increase in membership program revenues resulting from additional product offers to third-party cardholders.

Other Operating Expense

Total other operating expenses for the year ended December 31, 2001 increased $119.7 million over 2000, largely due to costs associated with the growth of our business activities. Employee compensation increased $46.9 million for the year ended December 31, 2001, due to increased staffing needs. Credit card account and other product solicitation and marketing expenses increased $30.4 million over 2000, largely due to increased marketing efforts which resulted in 1.2 million new credit card accounts and 3.5 million new enhancement relationships during 2001.

Enhancement services claims expenses increased $9.2 million primarily driven by increased debt waiver claims. Debt waiver claims expenses were $33.6 million in 2001 and $23.7 million in 2000. The $9.9 million increase relates to increased balances covered by debt waiver. As of December 31, 2001 we had a debt waiver total covered balance of $2.7 billion, compared to $2.1 billion as of December 31, 2000.

Purchased portfolio premium amortization increased $11.0 million to $30.3 million in 2001 compared to $19.3 million in 2000. The increase relates to the amortization of premiums recognized on portfolio purchases late in 2000 and throughout 2001. Between August 25, 2000 and October 17, 2001, we purchased three portfolios with a total receivables balance of $476 million and a premium of $60.9 million.

Other expenses increased $18.0 million for the year primarily due to increased rent and depreciation related to the necessary investments in facilities and equipment to support and improve our business.

Derivative Activities

We use derivative financial instruments for the purpose of managing our exposure to interest rate risks. We have a number of procedures in place to monitor and control both market and credit risk from these derivative activities. Our senior management approves all derivative strategies and transactions.

During 2001 and 2000, we entered into interest rate cap and interest rate swap transactions. We enter into interest rate caps through our subsidiary, Metris Receivables, Inc. ("MRI") on behalf of Master Trust investors. Interest rate caps are purchased on each of MRI's securitized debt issuances.

We entered into interest rate swap transactions through Direct Merchants Bank. The swaps are used to effectively convert a portion of the fixed rate certificates of deposit ("CDs") to variable rate CDs, and thus hedge the fair market value of the CDs. The CDs expose us to variability in the fair value in rising or declining interest rate environments. By converting the fixed payment to a variable payment, the interest rate swaps effectively reduce the variability of the fair market value of the CDs.

We account for these contracts in accordance with SFAS 133, *"Accounting for Derivative Instruments and Hedging Activities,"* as amended by SFAS 138. We recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The change in the fair value of the derivatives are recognized currently in earnings unless specific hedge accounting criteria are met. If the derivative qualifies as a hedge, the accounting treatment for the change in fair value varies based on the type of risk being hedged. The monthly interest rate differential to be paid or received on these contracts is accrued and included in "Net securitization and credit card servicing income" or "Deposit interest expense," as appropriate, on the consolidated statements of income. Interest payable or receivable under these contracts are classified under "Other receivables due from credit card securitization, net" or "Other assets," as appropriate, on the consolidated balance sheets.

The adoption of SFAS 133 resulted in a one-time, non-cash, after-tax charge to earnings of $14.5 million reflected as a "Cumulative effect of accounting change" in the consolidated statements of income for the year ended December 31, 2001. During 2001, $1.2 million was recorded as a reduction to interest expense and a $13.6 million gain was recognized as a result of recording derivatives that did not qualify for hedge accounting treatment at fair value and hedge ineffectiveness.

Balance Sheet Analysis

Retained Interests in Loans Securitized

Retained interests in loans securitized decreased $760.0 million to $1.3 billion in 2001, compared to $2.0 billion in 2000. In 2001, a securitization that was accounted for as a sale under SFAS 140 matured. As a result, approximately $855 million of receivables that were classified as retained interests in loans securitized as of December 31, 2000 were classified as credit card loans in 2001. The decrease was offset by the required retained interests on the growth in receivables funded through the Master Trust.

Credit Card Loans

Credit card loans were $2.7 billion as of December 31, 2001 compared to $1.2 billion as of December 31, 2000. The $1.5 billion increase is a result of the transfer of $855 million of receivables from retained interests in loans securitized to credit card loans due to the maturity of the securitization previously discussed, the purchase of two credit card portfolios with approximately $290 million of receivables and organic growth through increased marketing efforts.

Deferred Income Taxes

Total deferred tax assets, net of deferred tax liabilities, decreased from $146.3 million as of December 31, 2000 to $32.2 million as of December 31, 2001. The decrease in net assets resulted largely from a $99.3 million increase in deferred tax liabilities, primarily related to accrued interest on credit card loans.

Debt

Debt increased from $356.0 million in 2000 to $647.9 million in 2001 due to a warehouse financing arrangement entered into by Direct Merchants Bank in June 2001 that was accounted for as a collateralized financing. As of December 31, 2001 $292.0 million was outstanding on the conduit and was used to fund credit card loans.

Deferred Income

Deferred income decreased $20.5 million to $215.0 million as of December 31, 2001 compared to $235.5 million as of December 31, 2000. The decrease primarily relates to our migration from annual billed to monthly billed products and lower product sales.

Stockholders' Equity

Stockholders' equity was $1.1 billion as of December 31, 2001, an increase of $258.4 million over December 31, 2000 stockholders' equity of $883.6 million. The increase results from net income of $245.8 million and $27.9 million stock issuances under employee benefit plans offset by cash dividends of $3.8 million and $13.0 million of stock repurchases under our stock repurchase program.

Item 7a. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. Our principal market risk is due to changes in interest rates. This affects us directly in our lending and borrowing activities, as well as indirectly, as interest rates may impact the payment performance of our cardholders.

To manage our direct risk to market interest rates, management actively monitors the interest rates and the interest sensitive components of our owned and managed balance sheet to minimize the impact that changes in interest rates have on the fair value of assets, net income and cash flow. We seek to minimize that impact primarily by matching asset and liability repricings.

Our primary managed assets are credit card loans, which are virtually all priced at rates indexed to the variable prime rate. We fund credit card loans through a combination of cash flows from operations, asset securitizations, bank loans, subsidiary bank deposits, long-term debt and equity issuances. Our securitized loans are owned by the Master Trust and bank-sponsored single-seller and multi-seller receivables conduits, which have committed funding primarily indexed to variable commercial paper rates and the London Interbank Offered Rate ("LIBOR"). Our $270 million bank credit facility consists of a $170 million revolving credit facility that is indexed to prime rate and a $100 million term loan that is indexed to LIBOR. The subsidiary bank deposits are issued at fixed interest rates. The long-term debt is at fixed interest rates. At December 31, 2001, approximately 8.8% of the Master Trust and conduit funding of securitized receivables was funded with fixed rate securities.

In an interest rate environment with rates at or below current rates, 91.2% of the securitization funding for the managed loan portfolio is indexed to floating commercial paper and LIBOR rates. In an interest rate environment with rates significantly above current rates, the potentially negative impact on earnings of higher interest expense is partially mitigated by fixed rate funding and interest rate cap contracts.

The approach we use to quantify interest rate risk is a sensitivity analysis, which we believe best reflects the risk inherent in our business. This approach calculates the impact on net income from an instantaneous and sustained change in interest rates by 200 basis points. Assuming that we take no counteractive measures, a 200 basis point increase in interest rates affecting our floating rate financial instruments, including both debt obligations and loans, would result in an increase in net income of approximately $20.0 million relative to a base case over the next 12 months; while a decrease of 200 basis points will result in a reduction in net income of approximately $1.6 million. You should not construe our use of this methodology to quantify the market risk of financial instruments as an endorsement of its accuracy or the accuracy of the related assumptions. In addition, this methodology does not take into account the indirect impact interest rates may have on the payment performance of our cardholders or the fact that LIBOR and prime rates may not move in tandem in an increasing or decreasing rate environment. The quantitative information about market risk is necessarily limited because it does not take into account operating transactions or other costs associated with managing immediate changes in interest rates.

Liquidity, Funding and Capital Resources

One of our primary financial goals is to maintain an adequate level of liquidity through active management of assets and liabilities. Because the pricing and maturity characteristics of our assets and liabilities change, liquidity management is a dynamic process, affected by changes in short- and long-term interest rates. We use a variety of financing sources to manage liquidity, refunding, and interest rate risks. Table 10 summarizes our funding and liquidity as of December 31, 2001 and 2000:

Table 10: Liquidity, Funding and Capital Resources

(in thousands)	December 31, 2001		December 31, 2000	
On-balance sheet funding	Outstanding	Unused Capacity	Outstanding	Unused Capacity
Bank conduit 2002	$ 292,000	$108,000	$ —	$ —
Revolving credit line 2003	—	170,000	—	170,000
Term loan 2003	100,000	N/A	100,000	N/A
Senior notes 10% 2004	100,000	N/A	100,000	N/A
Senior notes 10.125% 2006	145,924	N/A	145,024	N/A
Other	9,980	N/A	11,042	N/A
Deposits	2,058,008	N/A	2,106,199	N/A
Equity	1,141,955	N/A	883,553	N/A
Subtotal	$ 3,847,867	$278,000	$3,345,818	$ 170,000
Off-balance sheet funding				
Metris Master Trust	$ 7,880,342	$328,908	$5,857,224	$ 344,991
Metris facility	15,500	59,500	—	75,000
Various conduits	—	—	213,000	687,000
Subtotal	$ 7,895,842	$388,408	$6,070,224	$1,106,991
Total	$11,743,709	$666,408	$6,070,224	$1,276,991

Subsequent to December 31, 2001, we issued $600 million of seven year, term asset- backed securities out of the Master Trust, and we created an $850 million bank-sponsored conduit facility for additional funding capacity. Total unused capacity as of March 15, 2002 was $2.1 billion.

Under our revolving line of credit agreement, we need to maintain, among other items, minimum equity plus reserves to managed assets of 10%, minimum three-month average excess spread (by ABS deal) of 1%, minimum equity of $662 million and a ratio of equity plus reserves to managed 90-day plus delinquencies of 2.25. As of December 31, 2001 and 2000 we were in compliance with all financial covenants under our credit agreements.

Our contractual cash obligations as of December 31, 2001 were as follows:

	Less than one year	One to three years	Four to five years	Over five years	Total
Long-term debt	$ 292,497	$ 200,910	$ 154,479	$ 18	$ 647,904
Operating leases	16,650	23,818	17,333	34,301	92,102
Certificates of deposit	1,169,937	614,717	273,354	—	2,058,008
Metris Master Trust	2,370,342	2,860,000	2,650,000	—	7,880,342
Metris facility	15,500	—	—	—	15,500
Open to buy on credit card accounts (1)	—	—	—	—	15,677,958
Total	$3,864,926	$3,699,445	$3,095,166	$34,319	$26,371,814

(1) See tables on page 8 for further information.

The weighted-average interest rate on outstanding funding as of December 31, 2001 and 2000 was as follows:

	December 31, 2001	December 31, 2000
Bank conduit 2002	2.4%	—
Term loan 2003	5.4%	9.4%
Senior notes 2004	10.0%	10.0%
Senior notes 2006	11.5%	11.6%
Other	8.9%	8.4%
Deposits	5.1%	6.8%
Equity	—	—
Metris Master Trust	3.0%	7.0%
Metris facility	2.3%	—
Various conduits	—	7.6%

During 2001 and 2000, we had net proceeds of approximately $1.8 billion and $0.6 billion, respectively, from sales of credit card loans to the Master Trust and conduits. We used cash generated from these transactions to reduce borrowings and to fund credit card loan portfolio growth.

The following table presents the amounts, at December 31, 2001 of investor principal in securitized receivables scheduled to amortize in future years. We base the amortization amounts on estimated amortization periods, which are subject to change based on the Master Trust and conduit performance:

(in thousands)	
2002	$1,964,750
2003	1,021,092
2004	2,260,000
2005	1,400,000
2006	1,250,000
Total securitized loans at December 31, 2001	$7,895,842

The following table shows the annualized yields, defaults, costs and excess spreads for the Master Trust on a cash basis:

(In thousands)	2001		2000		1999	
Gross yield	$2,035,113	27.58%	$1,528,056	27.22%	$1,177,906	27.27%
Annual principal defaults	972,348	13.18%	632,763	11.27%	483,921	11.20%
Net portfolio yield	1,062,765	14.40%	895,293	15.95%	693,985	16.07%
Annual interest expense, including servicing fee	451,061	6.62%	470,634	8.90%	339,004	8.06%
Net excess spread	$ 611,704	7.78%	$ 424,659	7.05%	$ 354,981	8.01%

The Master Trust and the associated securitized debt provide for early amortization if certain events occur. These events are described in the applicable prospectus of each securitization transaction. The most significant events would be three consecutive months of less than zero percent excess spread or negative transferor's interest within the Master Trust. In addition, there are various triggers within our securitization agreements that, if met, would require us to deposit cash as additional security to the investors of the Master Trust. The triggers are related to the performance of the Master Trust, specifically the amount of net excess spread over a one to three month period.

The following table illustrates the amount of cash that would be required as additional collateral if the excess spread of the Master Trust was within various ranges for a one to three month period:

(In thousands)

Net Excess Spread	Cash to be Deposited
greater than 5.5%	$ —
5.1% – 5.5%	56,409
4.6% – 5.0%	79,669
4.1% – 4.5%	181,239
3.6% – 4.0%	227,759
3.1% – 3.5%	274,278
less than 3.0%	350,468

In December 2001, the excess spread on our 1997-1 asset-backed securitization transaction, which had fixed-rate funding at 8.5%, dropped below the 4.5% trigger, requiring $21.3 million in cash to be deposited into the Master Trust subsequent to year-end.

Direct Merchants Bank issues certificates of deposit of $100,000 or more. As of December 31, 2001 and 2000, $2.1 billion and $2.1 billion of CDs were outstanding with original maturities ranging from six months to five years and three months to five years, respectively. These CDs pay fixed interest rates ranging from 2.4% to 7.6% and 5.4% to 7.6% at December 31, 2001 and 2000, respectively.

The Company's deposits and secured/unsecured debt are rated by Moody's Investor Services, Standard & Poor's Rating Services and Fitch, Inc. Factors affecting the various ratings include the overall health of the global/national economy, specific economic conditions impacting the subprime consumer finance industry and the overall financial performance of the Company, including earnings, credit losses, delinquencies, excess spreads in the Master Trust and overall Company liquidity. The table below illustrates the debt ratings MCI and Direct Merchants Bank as of December 31, 2001:

	Moody's	Standard & Poor's	Fitch
Metris Companies Inc.			
Senior unsecured debt	Ba3	B+	BB
Credit facility	Ba3	BB-	BB+
Direct Merchants Bank	Ba1	BB-	BB
Short-term deposits			B
Long-term deposits			BB+

Subsequent to December 31, 2001, both Standard & Poor's Rating Services and Fitch, Inc. issued a negative outlook for the Company and its debt ratings, citing the current economic conditions and the overall financial condition of the consumer finance sector.

The Company has $394.0 million of Series C Perpetual Convertible Preferred Stock outstanding which is held by affiliates of Thomas H. Lee Partners, L.P. (formerly the Thomas H. Lee Company) ("THL Partners"), a private equity firm, and is convertible into common shares at a conversion price of $12.42 per common share subject to adjustment in certain circumstances. The Series C Preferred Stock has a 9% dividend payable in additional shares of Series C Preferred Stock and will also receive any cash dividends paid on the Company's common stock on a converted basis. One share of Series C Preferred Stock is convertible into 30 shares of common stock, plus a premium amount designed to guarantee a portion of seven years' worth of dividends at a 9% annual rate. For conversions in 2001, the premium amount would be equal to approximately 41% of those future dividends. Assuming conversion of the Series C Preferred Stock into common stock, THL Partners would own approximately 35% of the Company on a diluted basis at December 31, 2001. The Series C Preferred Stock entitles the holders to elect four members to MCI's Board of Directors. The Series C Preferred may be redeemed by us in certain circumstances by paying 103% of the redemption price of $372.50 and any accrued dividends at the time of redemption. We also have the option to redeem the Series C Preferred Stock after December 9, 2008, without restriction by paying the redemption price of $372.50 and any accrued dividends at the time of redemption.

The Federal Reserve Act imposes various legal limitations on the extent to which banks that are members of the Federal Reserve System can finance or otherwise supply funds to certain of their affiliates. In particular, Direct Merchants Bank is subject to certain restrictions on any extensions of credit to MCI or its subsidiaries. Additionally, Direct Merchants Bank is limited in its ability to declare dividends to MCI or its subsidiaries. Therefore, Direct Merchants Bank's investments in federal funds sold are generally not available for the general liquidity needs of the Company or its subsidiaries. These restrictions were not material to our operations at December 31, 2001 and 2000.

As the portfolio of credit card loans grows, or as the Master Trust and commercial paper conduit fundings amortize, our funding needs will increase accordingly. We believe that our cash flows from operations, asset securitizations, including commercial paper conduits, bank loans, subsidiary bank deposits, long-term debt and equity issuances will provide us with adequate liquidity for meeting anticipated cash needs, although no assurance can be given to that effect.

Capital Adequacy

In the normal course of business, Direct Merchants Bank enters into agreements, or is subject to regulatory requirements, that result in cash, debt and dividend or other capital restrictions.

The Federal Reserve Act imposes various legal limitations on the extent to which banks can finance or otherwise supply funds to their affiliates. In particular, Direct Merchants Bank is subject to certain restrictions on any extensions of credit to or other covered transactions, such as certain purchases of assets, with MCI and its affiliates. Such restrictions limit Direct Merchants Bank's ability to lend to MCI and its affiliates. Additionally, Direct Merchants Bank is limited in its ability to declare dividends to us in accordance with the national bank dividend provisions.

Direct Merchants Bank is subject to certain capital adequacy guidelines adopted by the OCC. At December 31, 2001 and 2000, Direct Merchants Bank's Tier 1 risk–based capital ratio, risk–based total capital ratio and Tier 1 leverage ratio exceeded the minimum required capital levels, and Direct Merchants Bank was considered a "well- capitalized" depository institution under regulations of the OCC, as illustrated in the table below.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Direct Merchants Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Direct Merchants Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Direct Merchants Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 leverage capital (as defined) to average assets (as defined). Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on our financial statements.

Additional information about Direct Merchants Bank's actual capital amounts and ratios are presented in the following table:

As of December 31, 2001	Actual		For Capital Adequacy Purposes		To Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to risk-weighted assets	$345,717	13.4%	$206,027	8.0%	$257,534	10.0%
Tier 1 Capital (to risk-weighted assets)	308,185	12.0%	103,013	4.0%	154,520	6.0%
Tier 1 Capital (to average assets)	308,185	11.6%	106,459	4.0%	133,073	5.0%

As of December 31, 2000	Actual		For Capital Adequacy Purposes		To Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to risk-weighted assets)	$227,453	10.8%	$167,255	8.0%	$211,029	10.0%
Tier 1 Capital (to risk-weighted assets)	199,882	9.5%	83,135	4.0%	125,271	6.0%
Tier 1 Capital (to average assets)	199,882	9.3%	84,833	4.0%	106,121	5.0%

FFIEC guidelines indicate that an institution with a concentration in subprime lending should hold one and one-half to three times the normal minimum capital required. The OCC has regulatory authority to evaluate the safety and soundness of Direct Merchants Bank under these more stringent guidelines. The OCC has required Direct Merchants Bank, under the more stringent guidelines, to maintain two times the normal minimum capital on those credit card loans that qualify as subprime loans (FICO score of 660 and below) and maintain a minimum capital ratio of 10%. Under these guidelines, Direct Merchants Bank's total capital ratio as of December 31, 2001 was 8.5%.

Subsequent to December 31, 2001, we sold approximately $610 million of receivables from Direct Merchants Bank to MCI. After selling these assets, Direct Merchants Bank's total capital ratio was 18.4% under normal capital adequacy guidelines and 11.6% under subprime guidelines, which are above minimum requirements.

Newly Issued Pronouncements

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, *"Goodwill and Other Intangible Assets"*, which establishes accounting and reporting standards for goodwill and other intangible assets. It requires enterprises to test these assets for impairment upon adoption of SFAS 142 as well as on an annual basis, and reduce the carrying amount of these assets if they are found to be impaired. Goodwill and other intangible assets with an indefinite useful life will no longer be amortized. Other intangible assets with an estimable useful life will continue to be amortized over their useful lives. SFAS 142 is effective for goodwill and intangible assets included on the balance sheet for all fiscal years beginning after December 15, 2001. The adoption of the new standard will not have a material impact on our financial statements.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."* The standard is effective for fiscal years beginning after December 15, 2001. The new rules on asset impairment supersede FASB Statement No. 121, and provide a single accounting model for long-lived assets to be disposed of. The adoption of the new standard will not have a material impact on our financial statements.

Forward-Looking Statements

This Annual Report on Form 10-K contains some forward-looking statements. Forward-looking statements give our current expectations of future events. You will recognize these statements because they do not strictly relate to historical or current facts. Such statements may use words such as "anticipate," "estimate," "expect," "project," "intend," "think," "believe," and other words or terms of similar meaning in connection with any discussion of future performance of the Company. For example, these include statements relating to future actions, future performance of current or anticipated products, solicitation efforts, expenses, the outcome of contingencies such as litigation, and the impact of the capital markets on liquidity. From time to time, we also may provide oral or written forward-looking statements in other material released to the public.

Any or all of our forward-looking statements in this Report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many factors, which can not be predicted with certainty, will be important in determining future results. Among such factors are higher default and bankruptcy rates of our target market of moderate-income consumers, interest rate risks, risks associated with acquired portfolios, dependence on the securitization markets and other funding sources, state and federal laws and regulations that limit our business activities, product offerings and fees, privacy laws that could result in lower marketing revenue and penalties for non-compliance, and general economic conditions that can have a major impact on the performance of loans. Each of these factors and others are more fully discussed under the caption "Business—Risk Factors" on pages 21 through 25 of this Report. As a result of these factors, we cannot guarantee any forward-looking statements. Actual future results may vary materially. Also, please note that the factors we provide are those we think could cause our actual results to differ materially from expected and historical results.

We undertake no obligations to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosure we make on related subjects in our periodic filings with the Securities and Exchange Commission. This discussion is provided to you as permitted by the Private Securities Litigation Reform Act of 1995.

Year Ended December 31, 2000, Compared to Year Ended December 31, 1999

Net income applicable to common stockholders for the year ended December 31, 2000, was $163.5 million, or $2.11 per diluted share, up from net loss applicable to common stockholders of $61.6 million, or $1.07 per diluted share for 1999. Net loss applicable to common stockholders for the year ended December 31, 1999, included a $152.4 million one-time, non-cash accounting impact from the issuance of the Series C Perpetual Convertible Preferred Stock, extinguishing the Series B Preferred Stock, the 12% Senior Notes, and the ten-year warrants reported in the second quarter 1999. Income before these extraordinary items for the year ended December 31, 1999, was $115.4 million, or $1.41 per diluted share. The increase in net income results from an increase in net interest income and other operating income partially offset by increases in the provision for loan losses and other operating expenses. These increases are largely attributable to the growth in average managed loans and active enhancement members. Average managed loans increased to $8.0 billion for the year ended December 31, 2000, from $6.0 billion in 1999, an increase of 34%, and active enhancement services members grew to 6.1 million at December 31, 2000, from 4.9 million in 1999. In addition, credit card charge volume was approximately $8.1 billion for the full year 2000, a 41% increase over the same period in 1999.

The provision for loan losses on a managed basis was $917.9 million in 2000, compared to $742.5 million in 1999. The increase primarily reflects higher credit card loan balances and the addition of new credit card portfolios as well as an increase in net charge-offs. The reported managed net charge-off rate was 9.7% in 2000, compared to 9.0% in 1999. The charge-off rate before the impact of purchase accounting related to portfolio acquisitions for the year ended December 31, 2000, was 9.9%, compared to 10.4% for the year ended December 31, 1999.

Other operating income on a managed basis increased $216.8 million, or 40%, to $760.4 million for the year ended December 31, 2000. This increase was primarily due to credit card fees, interchange fees and other credit card income, which increased to $505.2 million for 2000, up 32% over $382.2 million for 1999. In addition, enhancement services revenues increased 52% to $266.2 million in 2000, up from $175.1 million in 1999. These increases were primarily due to the growth in total credit card and enhancement services accounts, an increase in outstanding receivables in the managed credit card loan portfolio, development of new third-party relationships and the creation of new products.

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, *"Revenue Recognition in Financial Statements."* This SAB formalized the accounting for services sold with a full refund, requiring all companies to defer recognition of service revenues until the cancellation period is complete. We adopted this practice for membership programs in 1998, before the official guidance was released. Due to the adoption of this SAB, we recorded a cumulative effect of change in accounting principle in the first quarter of 2000, with a net after-tax impact of $3.4 million. This one-time, non-cash adjustment was to defer recognition of debt waiver revenue until the cancellation period is complete, which is one month. Prior to this change, we recognized one-half of the current period revenues in the month billed.

Other operating expenses increased to $594.4 million in 2000, compared to $438.0 million in 1999. This increase was due to continued investments in our infrastructure in order to service the growth in our managed credit card loan portfolio and our enhancement services members, as well as an increase in overall marketing expenditures. Our managed operating efficiency ratio increased to 32.4% in 2000 from 31.9% in 1999, due to the investment in infrastructure and marketing programs discussed above.

Item 8. Financial Statements and Supplementary Data

METRIS COMPANIES INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(Dollars in thousands, except per-share data)

	December 31, 2001	December 31, 2000
Assets:		
Cash and due from banks	$ 109,812	$ 84,938
Federal funds sold	243,772	367,937
Short–term investments	134,502	68,565
Cash and cash equivalents	488,086	521,440
Retained interests in loans securitized	1,263,655	2,023,681
Less: Allowance for loan losses	537,499	640,852
Net retained interests in loans securitized	726,156	1,382,829
Credit card loans	2,746,656	1,179,203
Less: Allowance for loan losses	410,159	123,123
Net credit card loans	2,336,497	1,056,080
Property and equipment, net	114,913	128,395
Deferred income taxes	32,167	146,345
Purchased portfolio premium, net	94,793	95,537
Other receivables due from credit card securitizations, net	179,868	186,694
Other assets	256,206	218,705
Total assets	$4,228,686	$3,736,025
Liabilities:		
Deposits	$2,058,008	$2,106,199
Debt	647,904	356,066
Accounts payable	83,475	83,473
Deferred income	215,031	235,507
Accrued expenses and other liabilities	82,313	71,227
Total liabilities	3,086,731	2,852,472
Stockholders' Equity:		
Convertible preferred stock – Series C, par value $.01 per share; 10,000,000 shares authorized, 1,057,638 and 967,573 shares issued and outstanding	393,970	360,421
Common stock, par value $.01 per share; 300,000,000 shares authorized, 64,224,878 and 62,242,787 shares issued	642	622
Paid–in capital	232,413	198,077
Unearned compensation	(4,980)	—
Treasury stock – 806,300 shares	(13,014)	—
Retained earnings	532,924	324,433
Total stockholders' equity	1,141,955	883,553
Total liabilities and stockholders' equity	$4,228,686	$3,736,025

See accompanying Notes to Consolidated Financial Statements.

METRIS COMPANIES INC. AND SUBSIDIARIES

Consolidated Statements of Income
(Dollars in thousands, except per-share data)

	Year Ended December 31,		
	2001	2000	1999
Interest Income:			
Credit card loans and retained interests in loans securitized	$ 681,503	$490,929	$229,394
Federal funds sold	3,115	9,139	4,477
Other	12,372	4,710	2,298
Total interest income	696,990	504,778	236,169
Deposit interest expense	127,918	89,560	19,329
Other interest expense	38,362	43,446	36,512
Total interest expense	166,280	133,006	55,841
Net Interest Income	530,710	371,772	180,328
Provision for loan losses	549,145	388,234	174,800
Net Interest (Expense) Income After Provision for Loan Losses	(18,435)	(16,462)	5,528
Other Operating Income:			
Net securitization and credit card servicing income	517,399	444,254	318,873
Credit card fees, interchange and other credit card income	296,926	223,333	129,808
Enhancement services revenues	340,132	266,200	175,091
	1,154,457	933,787	623,772
Other Operating Expense:			
Credit card account and other product solicitation and marketing expenses	174,883	144,481	107,726
Employee compensation	225,463	178,592	122,417
Data processing services and communications	90,222	86,166	65,970
Enhancement services claims expense	35,628	26,431	21,091
Credit card fraud losses	9,068	8,886	7,384
Purchased portfolio premium Amortization	30,277	19,275	31,752
Other	148,613	130,583	81,644
	714,154	594,414	437,984
Income Before Income Taxes, Extraordinary Loss and Cumulative Effect of Accounting Changes	421,868	322,911	191,316
Income taxes	161,577	124,320	75,953
Income Before Extraordinary Loss and Cumulative Effect of Accounting Changes	260,291	198,591	115,363
Extraordinary loss from early extinguishment of debt	—	—	50,808
Cumulative effect of accounting changes (net of income taxes of $9,000 and $2,180)	14,499	3,438	—
Net Income	245,792	195,153	64,555
Preferred stock dividends-Series B	—	—	7,506
Convertible preferred stock dividends-Series C	34,771	31,624	17,080
Adjustment for the retirement of Series B preferred stock	—	—	101,615
Net Income (Loss) Applicable to Common Stockholders	$ 211,021	$163,529	$ (61,646)
Earnings per share:			
Basic–income (loss) before extraordinary loss and cumulative effect of accounting changes	$ 2.67	$ 2.23	$ (0.19)
Basic–extraordinary loss	—	—	(0.88)
Basic–cumulative effect of accounting changes	(0.15)	(0.04)	—
Basic–net income (loss)	2.52	2.19	(1.07)
Diluted–income (loss) before extraordinary loss and cumulative effect of accounting changes	2.62	2.15	(0.19)
Diluted–extraordinary loss	—	—	(0.88)
Diluted–cumulative effect of accounting changes	(0.15)	(0.04)	—
Diluted–net income (loss)	2.47	2.11	(1.07)
Shares used to compute earnings per share:			
Basic	97,641	89,234	57,855
Diluted	99,366	92,582	57,855
Dividends declared per common share	$ 0.040	$ 0.033	$ 0.017

See accompanying Notes to Consolidated Financial Statements.

METRIS COMPANIES INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity
(Dollars and shares in thousands)

	Number of Shares Outstanding								
	Preferred	Common	Preferred Stock	Common Stock	Paid-In Capital	Unearned Compensation	Treasury Stock	Retained Earnings	Total Stockholders' Equity
BALANCE, DECEMBER 31, 1998	540	57,779	$ 201,100	$193	$ 107,615	$ —	$ —	$124,074	$ 432,982
Net income	—	—	—	—	—	—	—	64,555	64,555
Retirement of preferred stock—Series B	(560)	—	(208,606)	—	(101,615)	—	—	—	(310,221)
Issuance of preferred stock—Series C	840	—	312,910	—	122,369	—	—	—	435,279
Cash dividends	—	—	—	—	—	—	—	(1,390)	(1,390)
June 1999 two-for-one stock split	—	—	—	193	(193)	—	—	—	—
Preferred dividends in kind – Series B	20	—	7,506	—	—	—	—	(7,506)	—
Preferred dividends in kind – Series C	45	—	16,819	—	—	—	—	(16,819)	—
Issuance of common stock under employee benefit plans	—	140	—	—	2,596	—	—	—	2,596
BALANCE, DECEMBER 31, 1999	885	57,919	$ 329,729	$386	$ 130,772	$ —	$ —	$162,914	$ 623,801
Net income	—	—	—	—	—	—	—	195,153	195,153
Cash dividends	—	—	—	—	—	—	—	(2,942)	(2,942)
June 2000 three-for-two stock split	—	—	—	201	(201)	—	—	—	—
Preferred dividends in kind – Series C	83	—	30,692	—	—	—	—	(30,692)	—
Issuance of common stock under employee benefit plans	—	4,324	—	35	67,506	—	—	—	67,541
BALANCE, DECEMBER 31, 2000	968	62,243	$ 360,421	$622	$ 198,077	$ —	$ —	$324,433	$ 883,553
Net income	—	—	—	—	—	—	—	245,792	245,792
Cash dividends	—	—	—	—	—	—	—	(3,752)	(3,752)
Common stock repurchased	—	(806)	—	—	—	—	(13,014)	—	(13,014)
Preferred dividends in kind – Series C	90	—	33,549	—	—	—	—	(33,549)	—
Issuance of common stock under employee benefit plans	—	1,518	—	15	27,927	—	—	—	27,942
Deferred compensation obligations	—	464	—	5	6,409	(8,108)	—	—	(1,694)
Amortization of restricted stock	—	—	—	—	—	3,128	—	—	3,128
BALANCE, DECEMBER 31, 2001	1,058	63,419	$ 393,970	$642	$ 232,413	$(4,980)	$(13,014)	$532,924	$1,141,955

See accompanying Notes to Consolidated Financial Statements.

METRIS COMPANIES INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(Dollars in thousands)

	Year Ended December 31,		
	2001	2000	1999
Operating Activities:			
Net income	$ 245,792	$ 195,153	$ 64,555
Adjustments to reconcile net income to net cash provided by operating activities:			
Extraordinary loss from early extinguishment of debt	—	—	50,808
Cumulative effect of accounting changes	14,499	3,438	—
Depreciation and amortization	106,703	76,256	75,341
Change in allowance for loan losses	183,683	144,948	225,745
Unrealized gains on derivative instruments	(10,129)	—	—
Changes in operating assets and liabilities, net:			
Deferred income taxes	114,178	39,268	(32,592)
Other receivables due from credit card securitizations	(14,354)	47,904	(61,144)
Accounts payable and accrued expenses	6,446	45,877	65,337
Deferred income	(20,476)	60,403	46,774
Other	(62,507)	(95,563)	(106,940)
Net cash provided by operating activities	563,835	517,684	327,884
Investing Activities:			
Net proceeds from sales and repayments of securitized loans	1,825,618	551,911	960,170
Net loans originated or collected	(2,370,468)	(1,827,192)	(843,274)
Credit card portfolio acquisitions	(290,774)	(195,597)	(1,156,673)
Additions to premises and equipment	(5,706)	(85,007)	(41,724)
Net cash used in investing activities	(841,330)	(1,555,885)	(1,081,501)
Financing Activities:			
Net increase in debt	291,838	11,054	134,116
Net (decrease) increase in deposits	(48,191)	1,330,818	775,381
Cash dividends paid	(3,752)	(2,942)	(1,390)
Decrease in preferred equity	—	—	(124)
Increase in common equity	17,260	26,278	2,720
Repurchase of common stock	(13,014)	—	—
Net cash provided by financing activities	244,141	1,365,208	910,703
Net (decrease) increase in cash and cash equivalents	(33,354)	327,007	157,086
Cash and cash equivalents at beginning of year	521,440	194,433	37,347
Cash and cash equivalents at end of year	$ 488,086	$ 521,440	$ 194,433
Supplemental disclosures and cash flow information:			
Cash paid during the year for:			
Interest	$ 165,241	$ 81,724	$ 29,519
Income taxes	25,718	75,384	116,954
Tax benefit from employee stock option exercises	8,989	31,174	588
Non-cash conversion of Senior Notes:			
Accrued expenses and other liabilities	—	—	(4,250)
Debt	—	—	(100,000)
Metris preferred stock	—	—	104,250

See accompanying Notes to Consolidated Financial Statements.

NOTE 1 ORGANIZATION AND BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Metris Companies Inc. ("MCI") and its subsidiaries, including Direct Merchants Credit Card Bank, National Association ("Direct Merchants Bank"), which may be referred to as "we," "us," "our" and the "Company." We are an information–based direct marketer of consumer lending products and enhancement services, primarily to moderate–income consumers. We issue credit cards through our wholly owned subsidiary, Direct Merchants Bank, the 10th largest bankcard issuer in the United States. We also offer consumers products through our enhancement services business unit, including credit card protection and insurance, extended service plans and membership clubs.

We have eliminated all significant intercompany balances and transactions in consolidation. We have reclassified certain prior-year amounts to conform with the current year's presentation.

Pervasiveness of Estimates

We have prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. The most significant and subjective of these estimates is our determination of the adequacy of the allowance for loan losses, which is discussed under note 2, and our determination of the fair value of retained interests from assets securitized, which is discussed under note 16. The significant factors susceptible to future change that have an impact on these estimates include default rates, net interest spreads, liquidity and overall economic conditions. As a result, the actual losses in our loan portfolio and the fair value of our retained interests as of December 31, 2001 and 2000 could materially differ from these estimates.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting and reporting policies used in preparing the consolidated financial statements.

Federal Funds Sold and Short-term Investments

Federal funds sold are short–term loans made to banks through the Federal Reserve System. It is our policy to make such loans only to banks that are considered to be in compliance with their regulatory capital requirements. Short-term investments are investments in money market mutual funds and commercial paper with maturities less than three months.

Credit Card Loans

Credit card loans presented on our consolidated balance sheet are receivables from consumers that we have not sold via securitizations or third-party conduit warehousing arrangements, and are recorded at the principal amount outstanding. We accrue and earn interest income on credit card loans based on the principal amount of the loans outstanding using the effective–yield method. Accrued interest and fees which have been billed to the customer but not yet received are classified on the consolidated balance sheet with the related credit card loans. Accrued interest which has not yet been billed to the customer is estimated and classified on the consolidated balance sheet in "Other assets." Interest income and fees are generally recognized until a loan is charged off. At that time, the interest and fee portion of the charged-off balance is deducted from current period interest income and credit card fees.

Securitization, Retained Interests in Loans Securitized and Securitization Income

We publicly and privately securitize a significant portion of our credit card loans to investors through the Master Trust and third-party, single-seller and multi–seller receivables conduits. We have recorded these transactions in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."* If the transaction qualifies as a sale under SFAS 140, we remove the applicable credit card loans from the consolidated balance sheet. We retain participating interests in the sold credit card loans under "Retained interests in loans securitized" on the consolidated balance sheets. Our retained interests in loans securitized are subordinate to the interests of investors in the Master Trust and conduit portfolios. Retained interests include contractual subordinated interests, excess transferor's interests and accrued finance charges on securitized loans. SFAS 140 also requires us to initially measure the related financial and servicing assets controlled and liabilities incurred at fair value, if practicable, by allocating the previous carrying amount between the assets sold, if any, and retained interests, if any, based on their relative fair values at the date of the transfer.

We record the retained interest at fair value by maintaining an allowance for loan losses on off-balance sheet loans that serves to discount the contractual value of retained interests. We validate the fair value of retained interest by calculating the present value of future expected cash flows estimated using management's best estimate of key assumptions including credit losses, revolver rate and discount rates commensurate with the risks involved.

Accounting for a securitization as a sale of credit card loans changes our interest in such loans from lender to servicer and investor, with a corresponding change in how revenue is reported in the consolidated statements of income. Amounts that otherwise would have been recorded as interest income, interest expense, fee income and provision for loan losses are instead reported in other operating income as "Net securitization and credit card servicing income." We have various receivables from the Master Trust or conduits and other assets as a result of securitizations, including: amounts deposited in accounts held by the Master Trust for the benefit of the Master Trust's security holders; amounts due from interest rate caps and floors; accrued interest and fees on the securitized receivables; servicing fee receivables and various other receivables. These amounts are reported as "Other receivables due from credit card securitizations, net" on the consolidated balance sheets.

Allowance for Loan Losses

We maintain the allowance for loan losses to cover management's estimate of the inherent losses within our owned loan portfolio as of the balance sheet date and an amount to reduce the contractual value of the retained interests in securitized loans to fair value. In evaluating the adequacy of the allowance for loan losses, we consider several factors, including: historical charge–off and recovery activity by age (vintage) of each loan portfolio (noting any particular trends over recent periods); recent delinquency and collection trends by vintage; current economic conditions and the impact such conditions might have on borrowers' ability to repay; the risk characteristics of the portfolios; and other factors. Significant changes in these factors could affect the adequacy of our allowance for loan losses.

Various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses maintained at Direct Merchants Bank (essentially those loans not sold via securitization or third-party conduit financing relationships). Such agencies may require that we recognize additions to the allowance based on their judgment on information available to them at the time of their examination. In our opinion, the allowance for loan losses is adequate to cover probable losses inherent in the loan portfolio under current conditions.

(Dollars in thousands, except as noted)

In general, we charge off unsecured credit card accounts at the end of the month during which the loan becomes contractually 180 days past due. We charge off partially secured credit card accounts and accounts which enter into credit counseling or other similar programs and later become delinquent at the end of the month during which the loan becomes contractually 120 days past due. Bankrupt accounts are charged off upon formal notification of bankruptcy. Accounts of deceased cardholders without a surviving, contractually liable individual, or an estate large enough to pay the debt in full, are charged off immediately upon notification.

Property and Equipment

We state property and equipment and computer hardware and software at cost and depreciate them on a straight–line basis over their estimated economic useful lives, which range from one to twenty-five years. We capitalize software developed for internal use that represents major enhancements or replacements of operating and management information systems. We begin amortization of such capitalized software when the systems are fully developed and ready for implementation. We expense repair and maintenance costs as incurred.

Purchased Portfolio Premium

The purchased portfolio premium represents the excess of amounts paid for portfolio acquisitions over the related credit card loan balances net of reserves and discounts. The premium is amortized over the estimated account life, generally seven years, using an effective-yield method. The recoverability of the premium is evaluated if events or circumstances indicate a possible inability to realize the carrying amount. Such evaluation is based on various analyses, including undiscounted cash flow projections.

Enhancement Services

Debt Waiver Products

Direct Merchants Bank offers various debt waiver products to its credit card customers for which it retains the claims risk. Revenue for such products is recognized in the month following the completion of the cancellation period, generally one month, and reserves are provided for pending claims based on Direct Merchants Bank's historical experience with settlement of such claims. Revenues recorded for debt waiver products are included in the consolidated statements of income under "Enhancement services revenues" and were $198.2 million, $144.7 million and $106.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. Unearned revenues and reserves for pending claims are recorded in the consolidated balance sheets in "Deferred income" and "Accrued expenses and other liabilities," respectively. Unearned revenues as of December 31, 2001 were $20.4 million compared to $13.3 million as of December 31, 2000. Reserves for pending claims were $5.2 million as of December 31, 2001 and $4.0 million as of December 31, 2000.

During the quarter ended March 31, 2000 we adopted Staff Accounting Bulletin ("SAB") No. 101, *"Revenue Recognition in Financial Statements,"* for our debt waiver products. This SAB formalized the accounting for services sold where the right to a full refund exists, requiring all companies to defer recognition of revenues until the cancellation period is complete. Previously, we recognized half of the revenues in the month billed and half in the following month. We now recognize all of the revenue the month following completion of the cancellation period. This change resulted in a one-time, non-cash net charge to earnings of $3.4 million, which is reflected as a "Cumulative effect of accounting change" in the consolidated statements of income for the year ended December 31, 2000. Because we have applied the provisions of this SAB to our membership programs since 1998, before the SEC formalized its guidance, we did not have to adjust our enhancement services revenues.

(Dollars in thousands, except as noted)

Membership Programs

We generally bill membership fees for enhancement services products through financial institutions, including Direct Merchants Bank, and other cardholder-based institutions. We record these fees as deferred membership income upon acceptance of membership and amortize them on a straight-line basis over the membership period beginning after the contractual cancellation period is complete. Revenues recorded for membership products are included in the statements of income under "Enhancement services revenues" and were $94.7 million, $76.0 million and $31.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.

In accordance with the provisions of Statement of Position 93-7, *"Reporting on Advertising Costs,"* qualifying membership acquisition costs are deferred and charged to expense as membership fees are recognized. These costs, which relate directly to membership solicitations (direct response advertising costs), principally include: postage, printing, mailings and telemarketing costs. We amortize these costs on a straight-line basis as we realize revenues over the membership period. Amortization of membership acquisition costs amounted to $23.7 million, $14.9 million and $9.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. If deferred membership acquisition costs were to exceed forecasted future net revenues, we would make an appropriate adjustment for impairment. All other membership acquisition costs are expensed as incurred. Deferred membership acquisition costs amounted to $69.9 million and $59.3 million as of December 31, 2001 and 2000, respectively.

Extended Service Plans

We coordinate the marketing activities for third-party sales of extended service plans. We perform administrative services and retain the claims risk for all extended service plans sold. As a result, we defer and recognize extended service plan revenues and the incremental direct acquisition costs on a straight-line basis over the life of the related extended service plan contracts beginning after the expiration of any manufacturers' warranty coverage. The provision for service contract returns charged against deferred income for the years ended December 31, 2001, 2000 and 1999, amounted to $0.2 million, $3.0 million and $5.0 million, respectively.

Credit Card Fees and Origination Costs

Credit card fees include annual membership, late payment, overlimit, returned check, cash advance transaction and other miscellaneous fees. We assess these fees according to the terms of the related cardholder agreements and, except for annual membership fees, are recognized as revenue when charged to the cardholder's account.

We defer direct credit card origination costs associated with successful credit card solicitations that we incur in transactions with independent third parties, and certain other costs that we incur in connection with loan underwriting and the preparation and processing of loan documents. These deferred credit card origination costs and annual membership fees are amortized on a straight–line basis over the cardholder's privilege period, generally 12 months. Net deferred fees were $4.2 million and $13.1 million as of December 31, 2001 and 2000, respectively.

Solicitation Expenses

We generally expense credit card account costs, including printing, credit bureaus, list processing costs, telemarketing and postage, as incurred over the two- to three-month period during which the related responses to such solicitation are received.

Credit Card Fraud Losses

We experience credit card fraud losses from the unauthorized use of credit cards. We expense these fraudulent transactions when identified, through the establishment of a reserve for the transactions. We charge off these amounts after 90 days, after all attempts to recover the amounts from these transactions, including chargebacks to merchants and claims against cardholders, are exhausted.

Interest Rate Risk Management Contracts

We enter into a variety of interest rate risk management contracts such as interest rate swap, floor and cap agreements with highly rated counterparties in order to hedge our interest rate exposure on securitized loans and deposits. We account for these contracts in accordance with SFAS 133, *"Accounting for Derivative Instruments and Hedging Activities,"* as amended by SFAS 138. We recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The change in the fair value of the derivatives are recognized currently in earnings unless specific hedge accounting criteria are met. If the derivative qualifies as a hedge, the accounting treatment for the change in fair value varies based on the type of risk being hedged. The monthly interest rate differential to be paid or received on these contracts is accrued and included in "Net securitization and credit card servicing income" or "Deposit interest expense," as appropriate, on the consolidated statements of income. Interest payable or receivable under these contracts is classified under "Other receivables due from credit card securitization, net" or "Other assets," as appropriate on the consolidated balance sheets.

Debt Issuance Costs

Debt issuance costs are the costs related to issuing new debt securities and establishing new securitizations under the Metris Master Trust ("Master Trust") or conduits. We capitalize the costs as incurred and amortize them to expense over the term of the new debt security.

Income Taxes

Deferred taxes are based on the temporary differences between the financial statement and the tax bases of assets and liabilities that will result in future taxable or deductible amounts. The deferred taxes are based on the enacted rate that is expected to apply when the temporary differences reverse. A valuation allowance is recognized if it is more likely than not that all or some portion of the deferred tax asset will not be realized.

Earnings Per Share

The following table presents the computation of basic and diluted weighted-average shares used in the per-share calculations:

	Year Ended December 31,		
	2001	2000	1999
	(In thousands)		
Income before extraordinary loss and cumulative effect of accounting changes	$260,291	$198,591	$115,363
Preferred dividends—Series B	—	—	7,506
Preferred dividends—Series C	34,771	31,624	17,080
Adjustment for the retirement of Series B preferred stock	—	—	101,615
Net income (loss) applicable to common stockholders before extraordinary loss and cumulative effect of accounting changes	225,520	166,967	(10,838)
Extraordinary loss from the early extinguishment of debt	—	—	50,808
Cumulative effect of accounting changes, net	14,499	3,438	—
Net income (loss) applicable to common stockholders	$211,021	$163,529	$ (61,646)
Weighted average common shares outstanding	62,962	60,070	57,855
Adjustments for dilutive securities:			
Assumed conversion of convertible preferred stock	34,679	29,164	— (1)
Basic common shares(2)	97,641	89,234	57,855
Assumed exercise of outstanding stock options	1,725	3,348	— (1)
Diluted common shares	99,366	92,582	57,855

(1) For the year ended December 31, 1999, there were convertible preferred stock and options outstanding to purchase 15.3 million and 3.2 million common shares. These potential common shares have been excluded from the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

(2) In accordance with EITF Topic No. D-95, we revised our computation of basic earnings per common share. As required by Topic D-95, the dilutive effect of our Series C Convertible Preferred Stock is included in the computation of basic EPS, using the if-converted method. The Series C Convertible Preferred Stock participates in dividends on an as-converted basis with our common stock. For all periods presented, there is no impact to diluted earnings per share. We restated the basic EPS amounts for the years ended December 31, 2000 and 1999 to be consistent with the revised methodology. Before the impact of Topic D-95, basic EPS would have been $3.35, $2.72 and $(1.07) for the years ended December 31, 2001, 2000 and 1999, respectively.

Comprehensive Income

SFAS 130 *"Reporting Comprehensive Income,"* does not apply to our current financial results and therefore, net income equals comprehensive income.

NOTE 3 SECURITIZATION ACTIVITY

During 2001 and 2000, we sold credit card loans in securitization transactions. In those securitizations, we retained servicing responsibilities and subordinated interests. We receive annual servicing fees approximating two percent of the outstanding balance and rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. The investors and the securitization trusts

(Dollars in thousands, except as noted)

have no recourse to our other assets for failure of debtors to pay when due. Our retained interests are subordinate to investors' interests. Their value is subject to credit and interest rate risks on the transferred financial assets.

Securitization activity for the years ended December 31, 2001 and 2000, is as follows:

	December 31,	
	2001	2000
Credit card loans	$ 2,746,656	$1,179,203
Retained interests in loans securitized	1,263,655	2,023,681
Investors' interests in loans securitized	7,895,842	6,070,224
Total managed loans	11,906,153	9,273,108
Managed loans more than 30-days contractually delinquent	1,123,168	767,732
Managed loans charged off, net of recoveries	1,140,151	778,921

	For the years ended December 31,	
	2001	2000
Cash flow to/from the Company:		
Net proceeds from sales and repayments of securitized loans	$1,825,618	$ 551,911
Proceeds from collections reinvested in previous credit card securitizations	4,181,887	3,858,146
Servicing fees received	147,518	119,572
Other cash flows received on retained interests	565,918	401,557
Total	$6,720,941	$4,931,186

NOTE 4 ALLOWANCE FOR LOAN LOSSES

We maintain an allowance for loan losses for both owned loans and the retained interests in loans securitized. The portion allocated to the retained interest in loans securitized represents our estimated valuation adjustment to report this asset in accordance with SFAS 140. For securitized loans, losses and related provisions for loan losses are reflected in the calculations of net securitization and credit card servicing income. We make provisions for loan losses in amounts necessary to maintain the allowance at a level estimated to be sufficient to absorb probable losses of principal and earned interest, net of recoveries, inherent in the existing owned loan portfolio and an amount to reduce the contractual value of retained interests in securitized loans to fair value.

Activity in the allowance for loan losses is as follows:

	Year Ended December 31,		
	2001	2000	1999
Balance at beginning of year	$ 763,975	$ 619,028	$ 393,283
Allowance related to assets acquired, net	14,106	5,963	26,293
Provision for loan losses	549,145	388,234	174,800
Provision for loan losses (1)	760,583	529,671	567,737
Loans charged off	(1,264,240)	(854,087)	(582,637)
Recoveries	124,089	75,166	39,552
Net loans charged off	(1,140,151)	(778,921)	(543,085)
Balance at end of year	$ 947,658	$ 763,975	$ 619,028

(1) Amounts are included in "Net securitization and credit card servicing income."

(Dollars in thousands, except as noted)

NOTE 5 PROPERTY AND EQUIPMENT

The carrying value of property and equipment is as follows:

	At December 31,	
	2001	2000
Furniture and equipment	$ 46,865	$ 46,416
Computer software and equipment	65,407	55,399
Construction in progress	1,842	6,842
Buildings and land	28,031	27,805
Leasehold improvements	18,561	18,537
Total	$160,706	$154,999
Less: Accumulated depreciation and amortization	45,793	26,604
Balance at end of year	$114,913	$128,395

Depreciation and amortization expense for the years ended December 31, 2001, 2000 and 1999, was $24.7 million, $16.0 million and $6.8 million, respectively.

NOTE 6 PURCHASED PORTFOLIO PREMIUM

The carrying value of the purchased portfolio premium was $94.8 million and $95.5 million as of December 31, 2001 and 2000, net of accumulated amortization of $94.0 million and $63.7 million, respectively. Amortization expense for the years ended December 31, 2001, 2000 and 1999 was $30.3 million, $19.3 million, and $31.8 million, respectively. The purchased portfolio premium is analyzed for impairment using the undiscounted cash flow method. As of December 31, 2001 and 2000 the purchased portfolio premium was not impaired.

NOTE 7 PORTFOLIO ACQUISITIONS

In 2001, Direct Merchants Bank purchased two credit card portfolios that consisted of approximately 170,000 active accounts and approximately $290 million in receivables. In 2000, Direct Merchants Bank purchased one credit card portfolio that had approximately 184,000 active accounts and approximately $186 million in receivables.

NOTE 8 CONVERTIBLE PREFERRED STOCK

The Series C Perpetual Convertible Preferred Stock is held by affiliates of Thomas H. Lee Partners, L.P. (formerly the Thomas H. Lee Company) ("THL Partners"), a private equity firm, and is convertible into common shares at a conversion price of $12.42 per common share subject to adjustment in certain circumstances. The Series C Preferred Stock has a 9% dividend payable in additional shares of Series C Preferred Stock and will also receive any cash dividends paid on our common stock on a converted basis. One share of Series C Preferred Stock is convertible into 30 shares of common stock, plus a premium amount designed to guarantee a portion of seven years' worth of dividends at a 9% annual rate. For conversions in 2001, the premium amount would be equal to approximately 41% of those future dividends. Assuming conversion of the Series C Preferred Stock into common stock, THL Partners would own approximately 35% of the Company's voting common stock on a diluted basis at December 31, 2001. The Series C Preferred Stock entitles the holders to elect four members to

(Dollars in thousands, except as noted)

MCI's Board of Directors. The Series C Preferred Stock may be redeemed by us in certain circumstances by paying 103% of the redemption price of $372.50 and any accrued dividends at the time of redemption. We also have the option to redeem the Series C Preferred Stock after December 9, 2008, without restriction by paying the redemption price of $372.50 and any accrued dividends at the time of redemption.

The Series C Preferred Stock is normally convertible into common stock. However, in the event that such conversion would result in a stockholder or group (within the meaning of Rules 13d-3 and 13d-5 promulgated under the Securities Exchange Act of 1934) obtaining 35% or more of the outstanding voting stock of the Company, the indenture which governs our outstanding 10% Senior Notes due 2004 requires us to make an offer to purchase those notes. Accordingly, for so long as any of our 10% Notes remain outstanding, in the event that the conversion of the Series C Preferred Stock into common stock would cause any stockholder or group to beneficially own more than 34.9% of the outstanding voting stock of the Company, the excess number of shares of Series C Preferred Stock will be convertible into non-voting stock, currently Series D Preferred Stock. The Series D Preferred Stock has a liquidation preference of $.01 per share, is non-voting, except as required by law, and will automatically convert into common stock at the time such conversion will not trigger the restrictions set forth in the indenture described above.

Prior to shareholder approval and the receipt of notice that there was no regulatory objection to the Series C Preferred Stock investment, THL Partners agreed to purchase $200 million in Series B Perpetual Preferred Stock and $100 million in 12% Senior Notes due 2006. We also issued THL Partners 7.5 million ten-year warrants to purchase shares of our common stock.

On March 12, 1999, shareholders approved the conversion of the Series B Preferred Stock and 12% Senior Notes into Series C Preferred Stock. On June 1, 1999, the Series B Preferred Stock and the 12% Senior Notes were extinguished, and the warrants were canceled causing a one-time, non-cash accounting adjustment. The excess of the fair value of the Series C Preferred Stock over the carrying value of the Series B Preferred Stock and the 12% Senior Notes at the time of the conversion was allocated to the 12% Senior Notes and the Series B Preferred Stock based upon their initial fair values. To arrive at net income applicable to common stockholders in the calculation of earnings per share, the amount allocated to the 12% Senior Notes was recognized as an extraordinary loss from the early extinguishment of debt in the amount of $50.8 million and the amount allocated to the Series B Preferred Stock was recognized as a reduction of net income applicable to common stockholders in the amount of $101.6 million. The extraordinary loss attributable to the 12% Senior Notes is not recorded net of taxes. These adjustments did not have an impact on total stockholders' equity.

NOTE 9 STOCK OPTIONS

We offer the *Metris Companies Inc. Long–Term Incentive and Stock Option Plan,* which permits a variety of stock–based grants and awards and gives us flexibility in tailoring our long–term compensation programs. In 2001, the Board of Directors recommended, and the shareholders approved, an increase in the number of shares reserved for issuance under the plan to 17.0 million shares of common stock for awards of stock options or other stock-based awards, subject to adjustment in certain circumstances. As of December 31, 2001, 1.3 million shares were available for grant. We do not provide loans to employees for the purchase of stock or the exercise of stock options.

The Compensation Committee has the authority to determine the exercise prices, vesting dates or conditions, expiration dates and other material conditions upon which options or awards may be exercised, except that the option price for Incentive Stock Options ("ISOs") may not be less than 100% of the fair market value of the common stock on the date of grant (and not less than 110% of the fair market value in the case of an ISO granted to any employee owning more than 10% of the common stock) and the terms of nonqualified stock options may not exceed 15 years from the date of grant (not more than 10 years for ISOs and five years for ISOs

(Dollars in thousands, except as noted)

granted to any employee owning more than 10% of the common stock). Full- or part–time employees, consultants or independent contractors are eligible to receive nonqualified options and awards. Only full- or part–time employees are eligible to receive ISOs.

During 2001, 2000 and 1999, we granted 2.7 million, 4.2 million and 2.7 million options, respectively, to officers and employees.

We also issue restricted stock grants under the stock option plan to our executive officers. A total of 72,600 and 91,400 common shares were granted in 2001 and 2000, with an approximate aggregate market value of $1.8 million and $2.3 million at the time of the grant, respectively. The market value of these restricted shares at the date of grant is amortized into expense over a period not less than the restriction period. We recognized expense of $1.4 million in 2001 and $1.1 million in 2000 for these restricted shares. If the restrictions are removed, generally upon death, disability or retirement, the remaining unamortized market value of the restricted shares is expensed. Previous to 2001, restricted shares were unregistered, and therefore the related unearned compensation was recorded in "Accrued expenses and other liabilities" on the consolidated balance sheet. In 2001 restricted shares were registered and all unearned compensation was recorded as part of stockholders' equity.

We also offer the *Metris Companies Inc. Non–Employee Director Stock Option Plan* which provides up to 750,000 shares of common stock for awards of options, subject to adjustments in certain circumstances. During 2001, 2000 and 1999, we granted 75,000, 82,500 and 127,500 options, respectively. At December 31, 2001, 300,000 shares were available for grant.

We have adopted the disclosure–only provisions of SFAS No. 123 *"Accounting for Stock–Based Compensation."* Accordingly, we continue to account for stock–based compensation under the provisions of Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees."* Under the guidelines of Opinion 25, compensation cost for stock–based employee compensation plans is recognized based on the difference, if any, between the quoted market price of the stock on the date of grant and the amount an employee must pay to acquire the stock.

Proforma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if we accounted for our employee stock options under the fair value method of SFAS 123. The fair value of the options was estimated at the grant date using a Black-Scholes option pricing model. The fair value of the options is amortized to expense over the options' vesting periods. Our net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31,		
	2001	2000	1999
Net income as reported	$245,792	$195,193	$64,555
Net income pro forma	236,570	185,356	59,733
Diluted earnings (loss) per share as reported	2.47	2.11	(1.07)
Diluted earnings (loss) per share pro forma	2.38	2.00	(1.15)
Weighted-average assumptions in option valuation:			
Risk-free interest rates	4.90%	6.40%	5.30%
Dividend yields	0.20%	0.10%	0.10%
Stock volatility factor	52.2%	58.4%	55.4%
Expected life of options (in years)	6.0	6.0	6.0

The above pro forma amounts may not be representative of the effects on reported net earnings for future years.

(Dollars in thousands, except as noted)

Information regarding our stock option plans for 2001, 2000 and 1999, is as follows:

	Year Ended December 31,					
	2001		2000		1999	
	Shares	Weighted–Average Exercise Price	Shares	Weighted–Average Exercise Price	Shares	Weighted–Average Exercise Price
Options outstanding, beginning of year	9,907,062	$17.67	10,129,614	$ 9.72	7,862,100	$ 8.56
Options exercised	1,383,358	11.81	4,212,537	5.46	111,750	6.40
Options granted	2,832,838	25.01	4,348,685	24.78	2,860,914	13.47
Options canceled/forfeited	752,406	27.06	358,700	22.64	481,650	13.79
Options outstanding, end of year	10,604,136	19.73	9,907,062	17.67	10,129,614	9.72
Weighted–average fair value of options granted during the year	—	12.17	—	13.47	—	6.53

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding at 12/31/01	Weighted–Average Remaining Contractual Life	Weighted–Average Exercise Price	Number Exercisable at 12/31/01	Weighted-Average Exercise Price
$ 0.00-$16.77	3,568,727	6.8	$10.57	2,389,133	$11.99
$17.10-$24.42	4,058,285	8.3	22.09	1,353,360	21.33
$24.67-$38.88	2,977,124	8.9	27.51	203,237	29.05
	10,604,136	7.9	$19.73	3,945,730	$16.07

Employee Stock Purchase Plan

During the third quarter of 1999, we adopted the *Metris Companies Inc. Employee Stock Purchase Plan* ("ESPP"), whereby eligible employees may authorize payroll deductions of up to 15% of their salary to purchase shares of our common stock. Under the plan, shares of our common stock may be purchased at the end of each monthly offering period at 85% of the lower of the fair market value on the first or last day of the monthly offering period. Employees contributed $2.3 million and $2.0 million to purchase 121,658 and 100,624 shares of common stock under the ESPP for 2001 and 2000, respectively. We are authorized to issue up to 2.6 million shares of common stock to employees under the plan, and as of December 31, 2001, there were approximately 2.3 million shares available for future issuance.

Management Stock Purchase Plans

We provide management stock purchase plans, whereby any employee who is a Senior Vice President or higher and who participates in the *Metris Management Incentive Bonus Plan* is eligible to participate. Participants may elect to defer up to 50% of their bonus received under the *Management Bonus Plan,* which is credited to a stock purchase account as restricted stock units. We will make a match of $1 for every $3 contributed by the participant. The participant's contributions are vested immediately and our matching

(Dollars in thousands, except as noted)

contributions vest after three years (two years for contributions made for the year of adoption). Employees contributed approximately $1.9 million to purchase 75,512 restricted stock units under the plans for 2001. The restricted stock units convert to common stock when distributed from the plans. We are authorized to issue up to 900,000 shares of common stock to employees under the plans, and as of December 31, 2001, approximately 770,000 of the authorized shares were available for future issuance.

NOTE 10 EMPLOYEE BENEFIT PLANS

We offer a defined contribution plan that is intended to qualify under section 401(k) of the Internal Revenue Code. The 401(k) Plan provides retirement benefits for eligible employees. Eligible employees may elect to contribute to the 401(k) Plan, and we match a portion of employee contributions and make discretionary contributions based upon our financial performance. For the years ended December 31, 2001, 2000 and 1999, we contributed $2.0 million, $1.4 million and $1.8 million to the 401(k) Plan, respectively.

In 2000, the Company adopted a new *Non-Qualified Deferred Compensation Plan* for a select group of management or highly compensated employees. These employees are allowed to participate in the 401(k) Plan under the new Plan in 2001 and 2000, but were unable to participate in the 401(k) Plan under the previous Non-Qualified Deferred Compensation Plan in 1998. There was no Non-Qualified Preferred Compensation Plan in effect during 1999. The new Plan provides saving and investment opportunities to those individuals who elect to defer a portion of their salary. Participants in the prior Plan were allowed to transfer their balances to the new Plan. The Company matches a portion of the employee contribution and makes discretionary contributions based on the Company's financial performance. We contributed $334.5 thousand and $296.5 thousand to the Plan for the years ended December 31, 2001 and 2000, respectively.

Supplemental Executive Retirement Plan

Our funded *Supplemental Executive Retirement Plan* ("SERP") provides officers and other members of senior management with supplemental retirement benefits in excess of limits imposed on qualified plans by federal tax law. The SERP is an account balance plan to which we will make annual contributions targeted to provide 60% of the average of the participant's final five years of salary and bonus with us. These benefits will be paid in 15 annual installments beginning the year after they become eligible to receive benefits. Participants are eligible to receive benefits upon leaving our employment if they are at least 65 years of age or at least age 55 with five years of plan participation, if a change of control occurs or in the event of death. We recognized $0.7 million and $0.9 million of expense in 2001 and 2000, respectively, related to the SERP. Our liability was $3.1 million and $3.1 million at December 31, 2001 and 2000, respectively, for future payments under this plan. We calculate this expense and liability based on actuarial assumptions regarding years of participation, future investment returns and participants continuing in the SERP until age 65.

NOTE 11 INCOME TAXES

The components of the provision for income taxes consisted of the following:

	Year Ended December 31,		
	2001	2000	1999
Current:			
Federal	$ 41,795	$ 77,185	$ 94,309
State	5,604	7,867	14,236
Deferred	114,178	39,268	(32,592)
	$161,577	$124,320	$ 75,953

(Dollars in thousands, except as noted)

A reconciliation of our effective income tax rate compared to the statutory federal income tax rate is as follows:

	Year Ended December 31,		
	2001	2000	1999
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	1.5%	2.8%	3.2%
Other, net	1.8%	0.7%	1.5%
Effective income tax rate	38.3%	38.5%	39.7%

Our deferred tax assets and liabilities are as follows:

	At December 31,	
	2001	2000
Deferred income tax assets resulting from future deductible temporary differences:		
Allowance for loan losses	$210,271	$214,989
Deferred revenues	72,944	74,755
Other	31,632	18,800
Total deferred tax assets	$314,847	$308,544
Deferred income tax liabilities resulting from future taxable temporary differences:		
Accrued interest on credit card loans	$213,899	$114,595
Deferred costs	37,524	30,701
Other	31,257	16,903
Total deferred tax liabilities	$282,680	$162,199
Net deferred tax assets	$ 32,167	$146,345

We believe, based on our history of operating earnings, expectations for operating earnings in the future, and the expected reversal of taxable temporary differences, earnings will be sufficient to fully utilize the deferred tax assets.

NOTE 12 RELATED PARTY TRANSACTIONS

In the ordinary course of business, our executive officers may have credit card loans issued by us. Pursuant to our policy, such loans are issued on the same terms as those prevailing at the time for comparable loans with unrelated persons and do not involve more than the normal risk of collectibility.

NOTE 13 COMMITMENTS AND CONTINGENCIES

Commitments to extend credit to consumers represent the unused credit limits on open credit card accounts. These commitments amounted to $15.7 billion, $10.9 billion and $9.7 billion as of December 31, 2001, 2000 and 1999, respectively. While these amounts represent the total lines of credit available to our customers, we have not experienced and do not anticipate that all of our customers will exercise their entire available line at any given point in time. We also have the right to increase, reduce, cancel, alter or amend the terms of these available lines of credit at any time.

(Dollars in thousands, except as noted)

We lease certain office facilities and equipment under various cancelable and non–cancelable operating lease agreements that provide for the payment of a proportionate share of property taxes, insurance and other maintenance expenses. These leases also may include scheduled rent increases and renewal options. Rental expense for these operating leases for the years ended December 31, 2001, 2000 and 1999, was $21.8 million, $18.1 million and $11.1 million, respectively.

Future minimum lease commitments at December 31, 2001, under cancelable and non–cancelable operating leases are as follows:

2002	$16,650
2003	12,545
2004	11,273
2005	9,513
2006	7,820
Thereafter	34,301
Total minimum lease payments	$92,102

We are a party to various legal proceedings resulting from the ordinary business activities relating to our operations. In July 2000 an Amended Complaint was filed in Hennepin County District Court in Minneapolis, Minnesota against MCI and our subsidiaries Metris Direct, Inc. and Direct Merchants Bank. The complaint seeks damages in unascertained amounts and purports to be a class action complaint on behalf of all cardholders who were issued a credit card by Direct Merchants Bank and were allegedly assessed fees or charges that the cardholder did not authorize. Specifically, the complaint alleges violations of the Minnesota Prevention of Consumer Fraud Act, the Minnesota Deceptive Trade Practices Act and breach of contract. Subsequent to year end, preliminary approval of a class action settlement was signed by the Court whereby we will pay approximately $5.5 million for attorneys' fees and costs incurred by attorneys for the plaintiffs in separate lawsuits filed in Arizona, California and Minnesota in 2000 and 2001. Under the terms of the settlement, we denied any wrongdoing or liability. A final settlement approval hearing is scheduled for May 30, 2002.

Direct Merchants Bank's activities as a credit card lender are subject to regular review and examination by federal regulators to assess compliance with various federal consumer protection laws. Regulators are authorized to impose penalties for violations of these laws and, in certain cases, to order Direct Merchants Bank to pay restitution to injured cardholders.

On May 3, 2001, Direct Merchants Bank entered into a consent order with the Office of the Comptroller of the Currency ("OCC"). The consent order required Direct Merchants Bank to pay approximately $3.2 million in restitution to approximately 62,000 credit card customers who applied for and received a credit card in connection with a series of limited test marketing campaigns from March 1999 to June 2000. Under the terms of the consent order, Direct Merchants Bank made no admission or agreement on the merits of the OCC's assertions. The restitution as required by the OCC consent order was paid and is reflected in our December 31, 2001 financial statements. We believe that the non-monetary portion of Direct Merchants Bank's agreement with the OCC will not have a material adverse effect on the financial position of MCI or Direct Merchants Bank.

In May 2001, the OCC also indicated that it was considering whether or not to pursue an assessment of civil money penalties and gave Direct Merchants Bank the opportunity to provide information to the OCC bearing on whether imposing a penalty would be appropriate and the severity of any penalty. The statutory provisions pursuant to which a civil money penalty could be assessed give the OCC broad discretion in determining whether or not a penalty will be assessed and, if so, the amount of the penalty. Because we are unable at this time to determine whether or not any civil money penalty will be assessed, there can be no assurance that the resolution of this matter will not have a material adverse effect on our financial position.

NOTE 14 CAPITAL REQUIREMENTS AND RESTRICTED PAYMENTS

In the normal course of business, we enter into agreements, or are subject to regulatory requirements, that result in cash, debt and dividend or other capital restrictions.

The Federal Reserve Act imposes various legal limitations on the extent to which banks can finance or otherwise supply funds to their affiliates. In particular, Direct Merchants Bank is subject to certain restrictions on any extensions of credit to or other covered transactions, such as certain purchases of assets, with us and our affiliates. Such restrictions limit Direct Merchants Bank's ability to lend to us and our affiliates. Additionally, Direct Merchants Bank is limited in its ability to declare dividends to us in accordance with the national bank dividend rules.

Direct Merchants Bank is subject to certain capital adequacy guidelines adopted by the OCC. At December 31, 2001 and 2000, Direct Merchants Bank's Tier 1 risk–based capital ratio, risk–based total capital ratio and Tier 1 leverage ratio exceeded the minimum required capital levels, and Direct Merchants Bank was considered a "well-capitalized" depository institution under regulations of the OCC.

We are also bound by restrictions set forth in the indentures related to the Senior Notes dated November 7, 1997, and July 15, 1999. Pursuant to those indentures, we may not make dividend payments in the event of a default or if all such restricted payments would exceed 25% of our aggregate cumulative net income.

(Dollars in thousands, except as noted)

NOTE 15 CONCENTRATIONS OF CREDIT RISK

A concentration of credit risk is defined as significant credit exposure with an individual or group engaged in similar activities or affected similarly by economic conditions. We are active in originating credit card loans throughout the United States, and no individual or group had a significant concentration of credit risk at December 31, 2001 or 2000. The following table details the geographic distribution of our retained, sold and managed credit card loans:

	Owned	Sold	Managed
At December 31, 2001			
California	$ 500,991	$ 986,393	$ 1,487,384
New York	337,213	663,933	1,001,146
Texas	324,492	638,887	963,379
Florida	291,935	574,787	866,722
Illinois	166,097	327,027	493,124
Ohio	162,897	320,724	483,621
Pennsylvania	137,282	270,292	407,574
All others	2,089,404	4,113,799	6,203,203
Total	$4,010,311	$7,895,842	$11,906,153

	Owned	Sold	Managed
At December 31, 2000			
California	$ 404,947	$ 765,909	$ 1,170,856
Texas	273,187	516,701	789,888
New York	261,192	494,015	755,207
Florida	238,972	451,988	690,960
Ohio	129,958	245,801	375,759
Illinois	128,650	243,326	371,976
Pennsylvania	104,911	198,427	303,338
All others	1,661,067	3,154,057	4,815,124
Total	$3,202,884	$6,070,224	$ 9,273,108

We target our consumer lending products primarily to moderate-income consumers. Primary risks associated with lending to this market are that they may be more sensitive to future economic downturn, which may make them more likely to default on their obligations.

NOTE 16 FAIR VALUE OF FINANCIAL INSTRUMENTS

We have estimated the fair value of our financial instruments in accordance with SFAS No. 107, *"Disclosures About Fair Value of Financial Instruments."* Financial instruments include both assets and liabilities, whether or not recognized in our consolidated balance sheets, for which it is practicable to estimate fair value. Additionally, certain intangible assets recorded on the consolidated balance sheets, such as purchased credit card relationships, and other intangible assets not recorded on the consolidated balance sheets (such as the value of the credit card relationships for originated loans and the franchise values of our various lines of business) are not considered financial instruments and, accordingly, are not valued for purposes of this disclosure. We believe there is substantial value associated with these assets based on current market conditions, including the purchase and sale of these assets. Accordingly, the aggregate estimated fair value amounts presented do not represent the entire underlying value of the Company.

Quoted market prices generally are not available for all of our financial instruments. Accordingly, in cases where quoted market prices are not available, fair values were estimated using present value and other valuation techniques that are significantly affected by the assumptions used, including the discount rate and estimated future cash flows. These assumptions are based on historical experience and assessments regarding the ultimate collectibility of assets and related interest, and estimates of product lives and repricing characteristics used in our asset/liability management process. These assumptions involve uncertainties and matters of judgment, and therefore, cannot be determined with precision. Thus, changes in these assumptions could significantly affect the fair–value estimates.

A description of the methods and assumptions used to estimate the fair value of each class of our financial instruments is as follows:

Cash and cash equivalents and accrued interest and fees receivable

The carrying amounts approximate fair value due to the short–term nature of these instruments.

Net retained interests in loans securitized and net credit card loans

Securitized credit card loans are originated with variable rates of interest that adjust with changing market interest rates. Thus, the carrying value of the retained interest in the loans securitized, less the allowance for loan losses, approximates fair value. This valuation does not include the value that relates to estimated cash flows generated from new loans from existing customers over the life of the cardholder relationship. Accordingly, the aggregate fair value of the credit card loans does not represent the underlying value of the established cardholder relationships. The fair value of retained interest is estimated by discounting the expected future cash flows from the Master Trust and each of the conduits at rates which we believe to be consistent with those that would be used by an independent third party. However, because there is no active market for this, the fair values presented may not be indicative of the value negotiated in an actual sale. The future cash flows used to estimate fair value are limited to the securitized receivables that exist at year end and does not reflect the value associated with future receivables generated by cardholder activity.

Interest rate cap, floor and swap agreements

The fair values of interest rate cap, floor and swap agreements were obtained from dealer quoted prices. These values generally represent the estimated amounts we would receive or pay to terminate the agreements at the reporting dates, taking into consideration current interest rates and the current creditworthiness of the counterparties.

Other securitization assets

For other securitization assets, the carrying amount is a reasonable estimate of the fair value, due to their short-term nature.

(Dollars in thousands, except as noted)

Debt

We make short–term borrowings with variable rates of interest that adjust with changing market interest rates. Thus, carrying value approximates fair value.

We obtain the fair value of long-term debt from quoted market yields, when available.

Deposits

The fair value for fixed rate certificates of deposit are estimated based on quoted market prices of comparable instruments.

The estimated fair values of our financial instruments are summarized as follows:

	At December 31,			
	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ 488,086	$ 488,086	$ 521,440	$ 521,440
Accrued interest and fees receivable	38,657	38,657	30,531	30,531
Credit card loans, net	2,336,497	2,336,497	1,056,080	1,056,080
Securitization assets:				
Retained interest in loans securitized, net	726,156	726,156	1,382,829	1,382,829
Interest rate cap agreements	27,321	27,321	39,365	15,468
Other	152,547	152,547	147,329	147,329
Interest rate swap agreements	3,293	3,293	—	2,716
Debt	647,904	633,005	356,066	327,917
Deposits	2,058,008	2,067,697	2,106,199	2,109,690

We have performed an analysis of the fair market value by discounting future cash flows of the Master Trust and each of the conduits at rates which we believe to be consistent with those that would be used by an independent third party. However, because there is no active market for these assets, the fair values may not be indicative of the values negotiated in an actual sale. The future cash flows used to estimate fair value are limited to the securitized receivables that exist at year end and does not reflect the value associated with future receivables generated by cardholder activity.

The significant assumptions used at year-end for estimating the fair value of the retained interest in loans securitized are as follows:

	At December 31,	
	2001	2000
Annual discount rate	15%	15%
Monthly payment rate	7%	7%
Weighted-average spread (1)	20%	16%
Annual principal and finance charge default rate	18%	16%

(1) Includes finance charges, late fees and overlimit fees, less weighted-average cost of funds and 2% servicing fee.

At December 31, 2001, the sensitivity of the current fair value of the retained interests to immediate 10 percent and 20 percent adverse changes are as follows (in millions):

	Impact on Fair Value	
	10% adverse change	20% adverse change
Annual discount rate	$ 15	$ 29
Monthly payment rate	1	1
Weighted-average spread	164	322
Annual principal and finance charge default rate	183	359

The actual annual principal and finance charge default rates for loans securitized are as follows:

Year ended December 31, 2001	15%
Year ended December 31, 2000	14%

We believe these sensitivity analyses may not accurately reflect the potential impact on the asset values as they do not consider potential offsetting positive impacts that would occur in the portfolio.

NOTE 17 DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative financial instruments for the purpose of managing our exposure to interest rate risks. We have a number of procedures in place to monitor and control both market and credit risk from these derivative activities. Our senior management approves all derivative strategies and transactions.

During 2001 and 2000, we entered into interest rate cap and interest rate swap transactions. We enter into interest rate caps through our subsidiary, Metris Receivables, Inc. ("MRI") on behalf of Master Trust investors. Interest rate caps are purchased in connection with each of MRI's securitized debt issuances. The interest rate caps do not meet the criteria for hedge accounting treatment. The change in the fair value of the caps is included in the consolidated income statement under "Net securitization and credit card income." For the year ended December 31, 2001, excluding the cumulative effect of accounting change, we recognized income of $10.1 million from the mark-to-market adjustments on the interest rate caps.

(Dollars in thousands, except as noted)

We entered into interest rate swap transactions through Direct Merchants Bank. The swaps are used to effectively convert the fixed rate certificates of deposit to variable rate certificates of deposit, and thus hedge the fair market value of the CDs. The CDs expose us to variability in the fair value in rising or declining interest rate environments. By converting the fixed payment to a variable payment, the interest rate swaps effectively reduce the variability of the fair market value of the CDs.

As of January 1, 2001, we had two outstanding interest rate swap agreements accounted for as hedges under SFAS 133 with a combined value of $2.7 million. In February 2001, we entered into two additional swap agreements with no value as of the inception date. As of the adoption of SFAS 133 or their inception, all four swaps were designated as fair value hedges. Changes in the value of the swaps are recognized in income, in the period in which the change in value occurred. In addition, changes in the value of the CDs, to the extent they are attributable to the risk being hedged, are simultaneously recognized in income. Any difference between the fair value change in the swaps versus the fair value change in the related hedged CDs was considered to be the "ineffective" portion of the hedge. The ineffective portion of the swap is recorded as an increase or decrease in income.

During 2001, three of four swaps were sold. At the date of sale, the swap and the related CDs were valued, and a gain or loss was recognized for the difference between the change in fair value of the swap and the change in fair value of the CDs. The cumulative amount recorded as an adjustment to the value of the CDs is being amortized over the life of the CDs as an adjustment to interest expense. For the year ended December 31, 2001, approximately $1.2 million of CD valuation adjustments were recorded as an offset to interest expense. The unamortized valuation adjustment as of December 31, 2001 was $2.8 million, which will be recognized as an offset to interest expense in 2002. Additionally, $3.5 million was recognized as income in 2001 related to the ineffective portion of the swaps.

Prior to SFAS 133, we amortized the costs of interest rate contracts on a straight-line basis over the expected life of the contract. The adoption of SFAS 133 resulted in a one-time, non-cash, after-tax charge to earnings of $14.5 million, reflected as a "Cumulative effect of accounting change" in the consolidated statements of income for the year ended December 31, 2001. As of December 31, 2001, we had 13 interest rate caps valued at $27.3 million and one interest rate swap valued at $3.3 million.

The notional amounts and weighted-average interest rate of interest rate swap, cap and floor agreements purchased and sold during 2001 and 2000 are as follows:

Year Ended December 31, (Dollars in thousands)	2001	Weighted Average Interest Rate	2000	Weighted Average Interest Rate
Interest rate swap agreements:				
Beginning balance	$ 249,000	7.0%	$ —	—
Additions	171,300	6.8%	249,000	7.0%
Maturities/terminations	295,800	6.9%	—	—
Ending balance	$ 124,500	7.0%	$ 249,000	7.0%
Interest rate caps:				
Beginning balance	$5,119,628	9.2%	$4,213,021	9.4%
Additions	396,243	10.5%	1,260,774	8.5%
Maturities/terminations	1,053,294	9.5%	354,167	9.1%
Ending balance	$4,462,577	9.2%	$5,119,628	9.2%
Interest rate floor:				
Beginning balance	$ —	—	$ 58,333	6.2%
Additions	—	—	—	—
Maturities/terminations	—	—	58,333	6.2%
Ending balance	$ —	—	$ —	—

NOTE 18 SEGMENTS

We operate in two principal areas: consumer lending products and enhancement services. Our consumer lending products are primarily unsecured and partially secured credit cards, including the Direct Merchants Bank MasterCard® and Visa®. Our credit card accountholders include customers obtained from third-party lists and other customers for whom general credit bureau information is available.

We market our enhancement services, including (1) debt waiver protection for unemployment, disability and death, (2) membership programs such as card registration, purchase protection and other club memberships, and (3) third-party insurance, directly to our credit card customers and customers of third parties. We currently issue and administer our extended service plans sold through a third-party retailer, and the customer pays the retailer directly.

We have presented the segment information reported below on a managed basis. We use this basis to review segment performance and to make operating decisions. In doing so, the income statement and balance sheet are adjusted to reverse the effects of securitizations. Presentation on a managed basis is not in conformity with accounting principles generally accepted in the United States of America. The elimination column in the segment table includes adjustments to present the information on an owned basis as reported in the financial statements of this Annual Report on Form 10-K.

We do not allocate the expenses, assets and liabilities attributable to corporate functions to the operating segments, such as employee compensation, data processing services and communications, third-party servicing expenses, and other expenses including occupancy, depreciation and amortization, professional fees, and other general and administrative expenses. We include these expenses in the reconciliation of the income before income taxes, extraordinary loss and cumulative effect of accounting changes for the reported segments to the consolidated total. We do not allocate capital expenditures for leasehold improvements, capitalized software and furniture and equipment to operating segments. There were no operating assets located outside of the United States for the periods presented.

(Dollars in thousands, except as noted)

Our enhancement services operating segment pays a fee to the consumer lending products segment for successful marketing efforts to cardholders at a rate similar to those paid to our other third parties. Our enhancement services segment reports interest income and the consumer lending products segment reports interest expense at our weighted-average borrowing rate for the excess cash flow generated by the enhancement services segment and used by the consumer lending products segment to fund the growth of cardholder balances.

2001

	Consumer Lending Products	Enhancement Services	Reconciliation (a)	Consolidated
Interest income	$ 1,973,400	$ 12,308	$(1,288,718)(b)	$ 696,990
Interest expense	492,773	—	(326,493)(b)	166,280
Net interest income	1,480,627	12,308	(962,225)	530,710
Other revenue	612,683	340,132	201,642	1,154,457
Total revenue	2,093,310	352,440	(760,583)	1,685,167
Income before income taxes and cumulative effect of accounting change	684,663(c)	231,780(c)	(494,575)(d)	421,868
Total assets	$11,395,934	$138,420	$(7,305,668)(e)	$4,228,686

2000

	Consumer LendingProducts	Enhancement Services	Reconciliation (a)	Consolidated
Interestincome	$ 1,596,352	$ 11,848	$(1,103,422)(b)	$ 504,778
Interest expense	533,325	—	(400,319)(b)	133,006
Net interest income	1,063,027	11,848	(703,103)	371,772
Other revenue	494,155	266,200	173,432	933,787
Total revenue	1,557,182	278,048	(529,671)	1,305,559
Income before income taxes and cumulative effect of accounting change	560,772(c)	176,756(c)	(414,617)(d)	322,911
Total assets	$ 9,013,828	$154,236	$(5,432,039)(e)	$3,736,025

1999

	Consumer Lending Products	Enhancement Services	Reconciliation (a)	Consolidated
Interest income	$ 1,163,663	$ 4,649	$ (932,143)(b)	$ 236,169
Interest expense	340,066	—	(284,225)(b)	55,841
Net interest income	823,597	4,649	(647,918)	180,328
Other revenue	368,500	175,091	80,181	623,772
Total revenue	1,192,097	179,740	(567,737)	804,100
Income before income taxes and extraordinary loss	392,453(c)	100,646(c)	(301,783)(d)	191,316
Total assets	$ 7,190,903	$116,106	$(5,261,927)(e)	$2,045,082

(a) The reconciliation column includes: intercompany eliminations; amounts not allocated to segments; and adjustments to the amounts reported on a managed basis to reflect the effects of securitization.

(b) The reconciliation to consolidated owned interest income and interest expense includes the elimination of $12.3 million, $11.8 million and $4.6 million of intercompany interest received by the enhancement services segment from the consumer lending products segment for 2001, 2000 and 1999, respectively.
(c) Income before income taxes, extraordinary loss and cumulative effect of accounting changes, includes intercompany commissions paid by the enhancement services segment to the consumer lending products segment for successful marketing efforts to consumer lending products cardholders of $12.4 million, $18.3 million and $6.7 million for 2001, 2000 and 1999, respectively.
(d) The reconciliation to the owned income before income taxes, extraordinary loss and cumulative effect of accounting changes, includes: unallocated costs related to employee compensation; data processing and communications; third-party servicing expenses; and other expenses. The majority of these expenses, although not allocated for the internal segment reporting used by management, relate to the consumer lending products segment.
(e) Total assets include the assets attributable to corporate functions not allocated to operating segments and the removal of investors' interests in securitized loans to present total assets on an owned basis.

NOTE 19 STOCKHOLDERS' EQUITY

On February 6, 2001, the Company's Board of Directors authorized a share repurchase program of up to $200 million of its outstanding common stock over a period ending December 31, 2002. The amount of shares the Company can repurchase in a calendar year is limited under its various debt agreements. In 2001, the Company was limited to repurchasing approximately $75 million of shares. As of December 31, 2001, 0.8 million shares had been repurchased under the program for $13.0 million. Subsequent to December 31, 2001, we repurchased an additional 1.2 million shares for $17.6 million.

NOTE 20 DEBT AND DEPOSITS

A warehouse financing facility entered into in June 2001 has been accounted for as a collateralized financing under SFAS 140 and included in "Debt" on the consolidated balance sheet. The financing conduit has a capacity of $400 million and a variable interest rate based on LIBOR. As of December 31, 2001, $292 million was outstanding on the conduit. During July 2000, we amended and restated our credit facility. The amended credit facility consists of a $170 million revolving credit facility which matures in July 2003 and a $100 million term loan which matures in June 2003. At December 31, 2001 and 2000, we had outstanding borrowings of $100 million under the term loan facility with weighted-average interest rates of 5.4% and 9.9%, respectively, and no outstanding balance on the revolving credit facility at December 31, 2001 and 2000. At December 31, 2001, we were in compliance with all financial covenants under these agreements.

As of December 31, 2001, we had $145.9 million of 10.125% Senior Notes due 2006 outstanding. These Senior Notes were issued at a discount of $6.3 million to yield an effective interest rate of 11%. The Senior Notes due 2006 and credit facility are unconditionally guaranteed on a senior basis, jointly and severally, by Metris Direct, Inc., magnUS Services, Inc. (formerly Metris Recovery Services, Inc.), Metris Card Services, LLC and Metris Credit Card Services, Inc. ("Guarantors"), and all of our future subsidiaries that guarantee any of our indebtedness. The guarantee is an unsecured obligation of the Guarantors and ranks equally with all existing and future unsubordinated indebtedness. We also have $100 million of 10% Senior Notes due 2004 outstanding with terms and conditions substantially similar to the Senior Notes due 2006. We have a $10.0 million 9.19% term loan due 2005 used to fund Company equipment.

(Dollars in thousands, except as noted)

Our debt outstanding as of December 31, 2001, matures as follows:

2002	$292,497
2003	100,434
2004	100,476
2005	8,543
2006	145,936
Thereafter	18
Total debt outstanding	$647,904

Direct Merchants Bank issues certificates of deposit of $100,000 or more. As of December 31, 2001 and 2000, $2.1 billion and $2.1 billion of CDs were outstanding with original maturities ranging from six months to five years and three months to five years, respectively. These CDs pay fixed interest rates ranging from 2.4% to 7.6% and 5.4% to 7.6% at December 31, 2001 and 2000, respectively.

Our CDs outstanding as of December 31, 2001 and 2000, mature as follows:

	2001	Weighted-Average Interest Rate	2000	Weighted-Average Interest Rate
Three months or less	$ 404,955	5.8%	$ 384,795	6.1%
Over three months through twelve months	811,802	5.3%	1,214,288	6.6%
Over one year through three years	567,897	5.2%	467,652	7.7%
Over three years	273,354	5.9%	39,464	7.4%
Total certificates of deposits	$2,058,008	5.4%	$2,106,199	6.8%

We have various indirect subsidiaries which do not guarantee Company debt. We have prepared condensed consolidating financial statements of the Company, the Guarantor subsidiaries and the non-guarantor subsidiaries for purposes of complying with SEC reporting requirements. Separate financial statements of the guaranteeing subsidiaries and the non-guaranteeing subsidiaries are not presented because we have determined that the subsidiaries financial information would not be material to investors.

METRIS COMPANIES INC.

Supplemental Consolidating Balance Sheets
December 31, 2001
(Dollars in thousands)

	Metris Companies Inc.	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Eliminations	Consolidated
Assets:					
Cash and cash equivalents	$ 17,613	$ 1,505	$ 468,968	$ —	$ 488,086
Net retained interests in loans securitized	—	—	726,156	—	726,156
Credit card loans	1,646	—	2,334,851	—	2,336,497
Property and equipment, net	—	78,425	36,488	—	114,913
Deferred income taxes	(31,921)	4,937	59,151	—	32,167
Purchased portfolio premium	248	—	94,545	—	94,793
Other receivables due from credit card securitizations, net	34	644	179,190	—	179,868
Other assets	10,145	50,794	201,525	(6,258)	256,206
Investment in subsidiaries	1,900,528	1,745,701	—	(3,646,229)	—
Total assets	$1,898,293	$1,882,006	$4,100,874	$(3,652,487)	$4,228,686
Liabilities:					
Deposits	$ (1,000)	$ —	$2,059,008	$ —	$2,058,008
Debt	345,924	171	301,809	—	647,904
Accounts payable	3,070	15,461	68,073	(3,129)	83,475
Deferred income	3,270	30,615	184,275	(3,129)	215,031
Accrued expenses and other liabilities	405,074	(64,769)	(257,992)	—	82,313
Total liabilities	756,338	(18,522)	2,355,173	(6,258)	3,086,731
Total stockholders' equity	1,141,955	1,900,528	1,745,701	(3,646,229)	1,141,955
Total liabilities and stockholders' equity	$1,898,293	$1,882,006	$4,100,874	$(3,652,487)	$4,228,686

METRIS COMPANIES INC.

Supplemental Consolidating Balance Sheets
December 31, 2000
(Dollars in thousands)

	Metris Companies Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets:					
Cash and cash equivalents	$ 64,869	$ 10,658	$ 445,913	$ —	$ 521,440
Net retained interests in loans securitized	311	—	1,382,518	—	1,382,829
Credit card loans	2,232	—	1,053,848	—	1,056,080
Property and equipment, net	—	77,693	50,702	—	128,395
Deferred income taxes	(2,415)	17,104	131,656	—	146,345
Purchased portfolio Premium	248	—	95,289	—	95,537
Other receivables due from credit card securitizations, net	14	84	186,596	—	186,694
Other assets	13,806	41,946	173,583	(10,630)	218,705
Investment in subsidiaries	1,588,918	1,442,295	—	(3,031,213)	—
Total assets	$1,667,983	$1,589,780	$3,520,105	$(3,041,843)	$3,736,025
Liabilities:					
Deposits	$ (1,000)	$ —	$2,107,199	$ —	$2,106,199
Debt	345,024	880	10,162	—	356,066
Accounts payable	259	14,536	73,993	(5,315)	83,473
Deferred income	12,718	49,934	178,170	(5,315)	235,507
Accrued expenses and other liabilities	427,429	(64,488)	(291,714)	—	71,227
Total liabilities	784,430	862	2,077,810	(10,630)	2,852,472
Total stockholders' equity	883,553	1,588,918	1,442,295	(3,031,213)	883,553
Total liabilities and stockholders' equity	$1,667,983	$1,589,780	$3,520,105	$(3,041,843)	$3,736,025

METRIS COMPANIES INC.

Supplemental Consolidating Statements of Income
Year Ended December 31, 2001
(Dollars in thousands)

	Metris Companies Inc.	Guarantor Subsidiaries	Non–Guarantor Subsidiaries	Eliminations	Consolidated
Net Interest Income (Expense)	$ 8,583	$ (7,480)	$ 529,607	$ —	$ 530,710
Provision for loan losses	2,402	—	546,743	—	549,145
Net Interest Income (Expense) After Provision for Loan Losses	6,181	(7,480)	(17,136)	—	(18,435)
Other Operating Income:					
Net securitization and credit card servicing income	9,511	—	507,888	—	517,399
Credit card fees, interchange and other credit card income	(5,551)	31,508	270,969	—	296,926
Enhancement services revenues	—	57,836	282,296	—	340,132
Intercompany allocations	153	229,642	(229,795)	—	—
	4,113	318,986	831,358	—	1,154,457
Other Operating Expense:					
Credit card account and other product solicitation and marketing expenses	—	12,642	162,241	—	174,883
Employee compensation	1,101	197,645	26,717	—	225,463
Data processing services and communications	3	(90,538)	180,757	—	90,222
Warranty and debt waiver underwriting and claims servicing expense	—	877	34,751	—	35,628
Credit card fraud losses	1	5	9,062	—	9,068
Purchased portfolio premium amortization	—	—	30,277	—	30,277
Other	(393)	127,530	21,476	—	148,613
Intercompany allocations	127	57,355	(57,482)	—	—
	839	305,516	407,799	—	714,154
Income Before Income Taxes, Equity in Income of Subsidiaries and Cumulative Effect of Accounting Change	9,455	5,990	406,423	—	421,868
Income taxes	3,621	2,294	155,662	—	161,577
Equity in income of subsidiaries	239,958	236,262	—	(476,220)	—
Income Before Cumulative Effect of Accounting Change	245,792	239,958	250,761	(476,220)	260,291
Cumulative effect of accounting change, net	—	—	14,499	—	14,499
Net Income	$245,792	$239,958	$ 236,262	$(476,220)	$ 245,792

METRIS COMPANIES INC.

Supplemental Consolidating Statements of Income
Year Ended December 31, 2000
(Dollars in thousands)

	Metris Companies Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Interest (Expense) Income	$(76,200)	$ (4,685)	$452,657	$ —	$371,772
Provision for loan losses	(4)	—	388,238	—	388,234
Net Interest (Expense) Income After Provision for Loan Losses	(76,196)	(4,685)	64,419	—	(16,462)
Other Operating Income:					
Net securitization and credit card servicing income	3,544	(3)	440,713	—	444,254
Credit card fees, interchange and other credit card income	504	633	222,196	—	223,333
Enhancement services revenues	—	54,747	211,453	—	266,200
	4,048	55,377	874,362	—	933,787
Other Operating Expense:					
Credit card account and other product solicitation and marketing expenses	—	21,917	122,564	—	144,481
Employee compensation	—	147,567	31,025	—	178,592
Data processing services and communications	—	(82,227)	168,393	—	86,166
Warranty and debt waiver underwriting and claims servicing expense	—	1,353	25,078	—	26,431
Credit card fraud losses	5	—	8,881	—	8,886
Purchased portfolio premium amortization	—	—	19,275	—	19,275
Other	(119)	57,812	72,890	—	130,583
	(114)	146,422	448,106	—	594,414
(Loss) Income Before Income Taxes, Equity in Income of Subsidiaries and Cumulative Effect of Accounting Change	(72,034)	(95,730)	490,675	—	322,911
Income taxes	(27,733)	(38,485)	190,538	—	124,320
Equity in income of subsidiaries	239,454	296,699	—	(536,153)	—
Income Before Cumulative Effect of Accounting Change	195,153	239,454	300,137	(536,153)	198,591
Cumulative effect of accounting change, net	—	—	3,438	—	3,438
Net Income	$195,153	$239,454	$296,699	$(536,153)	$195,153

METRIS COMPANIES INC.

Supplemental Consolidating Statements of Income
Year Ended December 31, 1999
(Dollars in thousands)

	Metris Companies Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Interest (Expense) Income	$ (39,529)	$ (974)	$220,831	$ —	$180,328
Provision for loan losses	248	—	174,552	—	174,800
Net Interest (Expense) Income After Provision for Loan Losses	(39,777)	(974)	46,279	—	5,528
Other Operating Income:					
Net securitization and credit card servicing income	5,601	(4)	313,276	—	318,873
Credit card fees, interchange and other credit card income	886	(4,088)	133,010	—	129,808
Enhancement services revenues	—	51,341	123,750	—	175,091
	6,487	47,249	570,036	—	623,772
Other Operating Expense:					
Credit card account and other product solicitation and marketing expenses	—	36,751	70,975	—	107,726
Employee compensation	—	110,886	11,531	—	122,417
Data processing services and communications	—	(66,273)	132,243	—	65,970
Warranty and debt waiver underwriting and claims servicing expense	—	2,755	18,336	—	21,091
Credit card fraud losses	17	—	7,367	—	7,384
Purchased portfolio premium amortization	—	—	31,752	—	31,752
Other	1,071	32,997	47,576	—	81,644
	1,088	117,116	319,780	—	437,984
(Loss) Income Before Income Taxes, Equity in Income of Subsidiaries and Extraordinary Loss	(34,378)	(70,841)	296,535	—	191,316
Income taxes	(13,647)	(28,471)	118,071	—	75,953
Equity in income of subsidiaries	136,094	178,464	—	(314,558)	—
Income Before Extraordinary Loss	115,363	136,094	178,464	(314,558)	115,363
Extraordinary loss from the early extinguishment of debt	50,808	—	—	—	50,808
Net Income	$ 64,555	$136,094	$178,464	$(314,558)	$ 64,555

METRIS COMPANIES INC.

Supplemental Condensed Consolidating Statements of Cash Flows
Year Ended December 31,
(Dollars in thousands)

2001	Metris Companies Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Operating Activities:				
Net cash provided by operating activities	$ 33,007	$ 339	$ 530,489	$ 563,835
Investing Activities:				
Net proceeds from sales and repayments of securitized loans	—	—	1,825,618	1,825,618
Net loans originated or collected	1,131	—	(2,371,599)	(2,370,468)
Credit card portfolio acquisitions	—	—	(290,774)	(290,774)
(Additions to) dispositions of premises and equipment	—	(18,258)	12,552	(5,706)
Net cash provided by (used in) investing activities	1,131	(18,258)	(824,203)	(841,330)
Financing Activities:				
Net (decrease) increase in debt	(10,243)	8,623	293,458	291,838
Net decrease in deposits	—	—	(48,191)	(48,191)
Cash dividends paid	(3,752)	—	—	(3,752)
Net (decrease) increase in equity	(54,385)	143	71,502	17,260
Repurchase of common stock	(13,014)	—	—	(13,014)
Net cash (used in) provided by financing activities	(81,394)	8,766	316,769	244,141
Net (decrease) increase in cash and	(47,256)	(9,153)	23,055	(33,354)
Cash and cash equivalents at beginning of year	64,869	10,658	445,913	521,440
Cash and cash equivalents at end of year	$ 17,613	$ 1,505	$ 468,968	$ 488,086

2000	Metris Companies Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Operating Activities:				
Net cash (used in) provided by operating activities	$ (78,840)	$ (13,591)	$ 610,115	$ 517,684
Investing Activities:				
Net proceeds from sales and repayments of securitized loans	—	—	551,911	551,911
Net loans originated or collected	(417)	—	(1,826,775)	(1,827,192)
Credit card portfolio acquisitions	—	—	(195,597)	(195,597)
Additions to premises and equipment	—	(54,552)	(30,455)	(85,007)
Net cash used in investing activities	(417)	(54,552)	(1,500,916)	(1,555,885)
Financing Activities:				
Net increase (decrease) in debt	242,667	(47,376)	(184,237)	11,054
Net increase in deposits	—	—	1,330,818	1,330,818
Cash dividends paid	(2,942)	—	—	(2,942)
Net (decrease) increase in equity	(139,218)	125,868	39,628	26,278
Net cash provided by financing activities	100,507	78,492	1,186,209	1,365,208
Net increase in cash and cash equivalents	21,250	10,349	295,408	327,007
Cash and cash equivalents at beginning of year	43,619	309	150,505	194,433
Cash and cash equivalents at end of year	$ 64,869	$ 10,658	$ 445,913	$ 521,440

METRIS COMPANIES INC.

Supplemental Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 1999
(Dollars in thousands)

	Metris Companies Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Operating Activities:				
Net cash (used in) provided by operating activities	$ (12,089)	$ (19,710)	$ 359,683	$ 327,884
Investing Activities:				
Net proceeds from sales and repayments of securitized loans	—	—	960,170	960,170
Net loans originated or collected	(693)	—	(842,581)	(843,274)
Credit card portfolio acquisitions	—	—	(1,156,673)	(1,156,673)
Additions to premises and equipment	—	(20,944)	(20,780)	(41,724)
Net cash used in investing activities	(693)	(20,944)	(1,059,864)	(1,081,501)
Financing Activities:				
Net increase (decrease) in debt	351,658	(97,800)	(119,742)	134,116
Net increase in deposits	—	—	775,381	775,381
Cash dividends paid	(1,390)	(804)	804	(1,390)
Net (decrease) increase in equity	(288,860)	139,723	151,733	2,596
Net cash provided by financing activities	61,408	41,119	808,176	910,703
Net increase in cash and cash equivalents	48,626	465	107,995	157,086
Cash and cash equivalents at beginning of year	(5,007)	(156)	42,510	37,347
Cash and cash equivalents at end of year	$ 43,619	$ 309	$ 150,505	$ 194,433

Metris Companies Inc. and Subsidiaries

Summary of Consolidated Quarterly Financial Information and Stock Data
(Dollars in thousands, expect per-share data) (unaudited)

	2001			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Summary of Operations:				
Interest Income	$175,847	$179,207	$172,207	$169,729
Interest Expense	31,984	42,148	44,313	47,835
Net Interest Income	143,863	137,059	127,894	121,894
Provision for Loan Losses	230,221	116,513	114,682	87,729
Other Operating Income	365,640	283,180	277,449	228,188
Other Operating Expense	164,625	189,376	188,930	171,223
Income Before Income Taxes and Cumulative Effect of Accounting Change	114,657	114,350	101,731	91,130
Income Taxes	43,915	43,614	38,963	35,085
Income Before Cumulative Effect of Accounting Change	70,742	70,736	62,768	56,045
Cumulative Effect of Accounting Change (Net of Income Taxes of $9,000)	—	—	—	14,499
Net Income	70,742	70,736	62,768	41,546
Preferred Stock Dividends	8,987	8,788	8,593	8,403
Net Income Applicable to Common Stockholders	$ 61,755	$ 61,948	$ 54,175	$ 33,143
Per Common Share:				
Earnings per Share:				
Basic (1)	$ 0.73	$ 0.72	$ 0.64	$ 0.43
Diluted (1)	0.72	0.70	0.63	0.42
Shares used to Compute EPS (000's):				
Basic	97,610	98,846	97,633	96,660
Diluted	98,727	101,026	99,841	98,445
Cash Dividends	$ 0.010	$ 0.010	$ 0.010	$ 0.010
Market Prices:				
High	$ 28.10	$ 38.65	$ 33.71	$ 31.63
Low	15.10	20.00	20.13	20.32
Close	25.71	24.75	33.71	20.78

(1) Earnings per share for the first quarter reflects the $14.5 million one-time, non-cash accounting impact from the adoption of SFAS 133.

Metris Companies Inc. and Subsidiaries

Summary of Consolidated Quarterly Financial Information and Stock Data
(Dollars in thousands, expect per-share data) (unaudited)

	2000			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Summary of Operations:				
Interest Income	$156,378	$134,840	$115,759	$ 97,801
Interest Expense	44,722	35,394	28,782	24,108
Net Interest Income	111,656	99,446	86,977	73,693
Provision for Loan Losses	91,290	110,936	98,215	87,793
Other Operating Income	214,663	239,629	238,023	241,472
Other Operating Expense	156,475	149,649	148,167	140,123
Income Before Income Taxes and Cumulative Effect of Accounting Change	78,554	78,490	78,618	87,249
Income Taxes	29,999	30,130	30,338	33,853
Income Before Cumulative Effect of Accounting Change	48,555	48,360	48,280	53,396
Cumulative Effect of Accounting Change (Net of Income Taxes of $2,180)	—	—	—	3,438
Net Income	48,555	48,360	48,280	49,958
Preferred Stock Dividends	8,220	8,036	7,770	7,598
Net Income Applicable to Common Stockholders	$ 40,335	$ 40,324	$ 40,510	$ 42,360
Per Common Share:				
Earnings per Share:				
Basic (1)	$ 0.53	$ 0.54	$ 0.55	$ 0.57
Diluted (2)	0.51	0.52	0.53	0.55
Shares used to Compute EPS (000's):				
Basic	91,314	90,457	88,002	87,126
Dliuted	93,731	93,444	91,568	90,658
Cash Dividends	$ 0.010	$ 0.010	$ 0.007	$ 0.006
Market Prices:				
High	$ 42.25	$ 42.56	$ 29.81	$ 26.71
Low	22.81	25.13	22.00	14.83
Close	26.31	39.50	25.14	25.92

(1) Earnings per share for the first quarter reflects the $3.4 million one-time, non-cash accounting impact from the adoption of SAB 101 for our debt waiver products.

Stock Data

The Company's common stock, which is traded under the symbol "MXT," has been listed on the New York Stock Exchange since May 7, 1999. Prior to its listing on the New York Stock Exchange, the Company's common stock traded under the symbol "MTRS" on the Nasdaq Stock Market since the initial public offering on October 25, 1996. As of March 15, 2002, there were approximately 350 holders of record and approximately 18,000 beneficial holders of the Company's common stock.

MANAGEMENT'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS AND INTERNAL CONTROL

The accompanying consolidated financial statements, related financial data, and other information in this annual report were prepared by the management of Metris Companies Inc. Management is responsible for the integrity and objectivity of the data presented, including amounts that must necessarily be based on judgments and estimates. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America.

Management of Metris Companies Inc. depends on its accounting systems and internal control structures in meeting its responsibilities for reliable consolidated financial statements. In management's opinion, these systems and structures provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorizations. As an integral part of these systems and structures, the Company employs a professional staff of internal auditors who conduct operational and special audits and coordinate audit coverage with Company management and the independent auditors.

The consolidated financial statements have been audited by the Company's independent auditors, KPMG LLP, whose independent professional opinion appears separately. Their opinion on the consolidated financial statements is based on auditing procedures that include performing selected tests of transactions and records as they deem appropriate. These auditing procedures are designed to provide reasonable assurance that the consolidated financial statements are free of material misstatement.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets quarterly with the internal auditors, the independent auditors and management to review the work of each and ensure that each is properly discharging its responsibilities. The internal and independent auditors have free access to the Audit Committee to discuss the results of their audit work and their findings.

\s\ Ronald N. Zebeck

Ronald N. Zebeck
Chairman and Chief Executive Officer

\s\ David D. Wesselink

David D. Wesselink
Vice Chairman
Principal Financial Officer

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Metris Companies Inc.:

We have audited the accompanying consolidated balance sheets of Metris Companies Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three–year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metris Companies Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three–year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 17 to the consolidated financial statements, the Company changed its method of accounting for derivative financial instruments in 2001. As discussed in Note 2 to the consolidated financial statements, the Company changed its method of recognizing revenue for its debt waiver products in 2000.

/s/ KPMG LLP

KPMG LLP

Minneapolis, Minnesota
January 16, 2002

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this item with respect to directors is set forth under "Proposal One: Election of Directors," in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 7, 2002, which will be filed within 120 days of December 31, 2001 and is incorporated herein by reference. The information required by this item with respect to executive officers is, pursuant to instruction 3 of Item 401(b) of Regulation S–K, set forth in Part I of this Form 10–K under "Executive Officers of the Registrant." The information required by this item with respect to reports required to be filed under Section 16(a) of the Securities Exchange Act of 1934 is set forth under "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item is set forth under "Compensation Tables and Compensation Matters" in the Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this item is set forth under "Company Stock Owned by Officers and Directors" and "Persons Owning More Than Five Percent of Company's Common Stock" in the Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by this item is set forth under "Corporate Governance" in the Proxy Statement and is incorporated herein by reference.

With the exception of the information incorporated by reference in Items 10–13, the Proxy Statement is not to be deemed filed as part of this Form 10-K.

PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8–K

(a) The following documents are made part of this Report:

1. Consolidated Financial Statements—See Item 8 above.
2. Financial Statement Schedules

   All schedules to the consolidated financial statements normally required by Form 10-K are omitted since they are either not applicable or the required information is shown in the financial statements or the notes thereto.

(b) Reports on Form 8–K: None

(c) Exhibits: See Exhibit Index on page 93 of this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on the 18th day of March, 2002.

METRIS COMPANIES INC.
(Registrant)

By /S/ RONALD N. ZEBECK
Ronald N. Zebeck
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of Metris Companies Inc., the Registrant, and in the capacities and on the dates indicated.

Signature	Title	Date
Principal executive officer and director:	Chairman and Chief Executive Officer	March 18, 2002
/S/ RONALD N. ZEBECK **Ronald N. Zebeck**		
Principal financial officer:	Vice Chairman	March 18, 2002
/S/ DAVID D. WESSELINK **David D. Wesselink**		
Principal accounting officer:	Senior Vice President, Controller	March 18, 2002
/S/ MARK P. WAGENER **Mark P. Wagener**		
Directors:		
/S/ LEE R. ANDERSON, SR. **Lee R. Anderson, Sr.**	Director	March 18, 2002
/S/ C. HUNTER BOLL **C. Hunter Boll**	Director	March 18, 2002
/S/ JOHN A. CLEARY **John A. Cleary**	Director	March 18, 2002
/S/ THOMAS M. HAGERTY **Thomas M. Hagerty**	Director	March 18, 2002
/S/ DAVID V. HARKINS **David V. Harkins**	Director	March 18, 2002
/S/ WALTER M. HOFF **Walter M. Hoff**	Director	March 18, 2002

Signature	Title	Date
/S/ THOMAS H. LEE Thomas H. Lee	Director	March 18, 2002
/S/ DEREK V. SMITH Derek V. Smith	Director	March 18, 2002
/S/ EDWARD B. SPENO Edward B. Speno	Director	March 18, 2002
/S/ FRANK D. TRESTMAN Frank D. Trestman	Director	March 18, 2002

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

Charter Documents:

3.1 Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form 8-A (File No. 1-12351)).

3.2 Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1999 (File No. 1-12351)).

Instruments Defining Rights:

4.1 Indenture, dated as of November 7, 1997, among MCI, Metris Direct, Inc., as Guarantor, and the First National Bank of Chicago, as Trustee, including form of 10% Senior Note due 2004 and form of Guarantee by Metris Direct, Inc. (incorporated by reference to Exhibit 4.a to MCI's Registration Statement on Form S-4 (File No. 333-43771)).

(a) First Supplemental Indenture, dated as of June 25, 1999, among MCI, the Guarantors named therein and the First National Bank of Chicago (incorporated by reference to Exhibit 4.4 to MCI's Registration Statement on Form S-4 (File No. 333-86695)).

(b) Second Supplemental Indenture, dated as of February 28, 2000, among MCI, the Guarantors named therein and Bank One Trust Company, N.A., as Trustee, successor in interest to the First National Bank of Chicago (incorporated by reference to Exhibit 4.2 to MCI's Quarterly Report on Form 10-Q for the period ended March 31, 2000 (File No. 1-12351)).

(c) Third Supplemental Indenture, dated as of January 2, 2001, among MCI, the guarantors named therein and Bank One Trust Company, N.A.

(d) Agreement of Resignation, Appointment and Acceptance, dated as of November 14, 2001, among MCI, Bank One Trust Company, N.A., as Prior Trustee, and US Bank National Association, as Successor Trustee.

4.2 Certificate of Designation of Series B Perpetual Preferred Stock (incorporated by reference to Exhibit 4.1 of MCI's Current Report on Form 8-K dated December 22, 1998 (File No. 1-12351)).

4.3 Certificate of Designation of Series C Perpetual Preferred Stock (incorporated by reference to Exhibit 4.2 of MCI's Current Report on Form 8-K dated December 22, 1998 (File No. 1-12351)).

(a) Amended Certificate of Designation of Series C Perpetual Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 to MCI's Registration Statement on Form S-3 (File No. 333-82007)).

4.4 Certificate of Designation of Series D Junior Participating Convertible Preferred Stock (incorporated by reference to Exhibit 4.3 of MCI's Current Report on Form 8-K dated December 22, 1998 (File No. 1-12351)).

4.5 Registration Rights Agreement, dated as of December 9, 1998, between MCI and the Investors named therein (incorporated by reference to Exhibit 10.3 to MCI's Current Report on Form 8-K dated December 22, 1998 (File No. 1-12351)).

4.6 Form of common stock certificate of MCI (incorporated by reference to Exhibit 4.3 to MCI's Registration Statement on Form S-8 (File No. 333-91917)).

4.7 Indenture, dated as of July 13, 1999, by and among MCI, Metris Direct, Inc. and The Bank of New York, including Form of 10 1/8% Senior Notes due 2006 and Form of Guarantee (incorporated by reference to Exhibit 4.1 to MCI's Registration Statement on Form S-4 (File No. 333-86695)).

(a) First Supplemental Indenture, dated as of February 28, 2000, among MCI, the Guarantors named therein and The Bank of New York, (incorporated by reference to Exhibit 4.1 to MCI's Quarterly Report on Form 10-Q for the period ended March 31, 2000 (File No. 1-12351)).

Exhibit Number	Description of Exhibit
	(b) Second Supplemental Indenture, dated as of February 2, 2001, among MCI, the Guarantors named therein and The Bank of New York.
4.8	Exchange and Registration Rights Agreement, dated as of July 13, 1999, by and among MCI, Bear, Stearns & Co. Inc., Chase Securities Inc., Salomon Smith Barney Inc. and Barclays Capital Inc., relating to the new notes (incorporated by reference to Exhibit 4.2 to MCI's Registration Statement on Form S-4 (File No. 333-86695)).
Material Contracts	
10.1	Second Amended and Restated Pooling and Servicing Agreement, dated as of January 22, 2002, among Metris Receivables, Inc. ("MRI"), as Transferor, Direct Merchants Credit Card Bank, National Association ("Direct Merchants Bank"), as Servicer, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.3 to MRI's Current Report on Form 8-K dated January 24, 2002 (File No. 0-23961)).
10.2	Second Amended and Restated Bank Receivables Purchase Agreement, dated as of January 22, 2002, between Direct Merchants Bank and MCI (incorporated by reference to Exhibit 4.1 to MRI's Current Report on Form 8-K dated January 24, 2002 (File No. 0-23961)).
10.3	Second Amended and Restated Bank Receivables Purchase Agreement, dated as of January 22, 2002, between MCI and MRI (incorporated by reference to Exhibit 4.2 to MRI's Current Report on Form 8-K dated January 24, 2002 (File No. 0-23961)).
10.4*	Change of Control Severance Agreement, dated as of May 15, 1998, by and between MCI and Ronald N. Zebeck and a schedule of executive officers of the Company also having such an agreement with MCI, indicating the differences from the version of agreement filed (as permitted by Instruction 2 to Item 601 of Regulation S-K) (incorporated by reference to Exhibit 10.2 to MCI's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (File No. 1-12351)).
	(a) Amendment to Ronald N. Zebeck's Change of Control Severance Agreement, dated as of December 9, 1998 (incorporated by reference to Exhibit 10.7(i) to MCI's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 1-12351)).
	(b) Amended Schedule of Executive Officers with Change of Control Severance Agreements.
10.5*	Retention Agreement, dated May 17, 1999, between Ronald N. Zebeck and MCI (incorporated by reference to Exhibit 10.2 to MCI's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File No. 1-12351)).
10.6	Amended and Restated Credit Agreement, dated as of July 21, 2000, among MCI; the Lenders from time to time parties thereto; The Chase Manhattan Bank, as Administrative Agent; Bank of America, N.A., as Syndicate Agent; Deutsche Bank AG, New York Branch, as Co-Documentation Agent; U.S. Bank National Association, as Co-Documentation Agent; and Barclays Bank PLC, as Co-Agent (incorporated by reference to MCI's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (File No. 1-12351)).
	(a) Amendment No. 1, dated as of July 10, 2001, to the Amended and Restated Credit Agreement, among MCI; the Lenders from time to time parties thereto; The Chase Manhattan Bank, as Administrative Agent; Bank of America, N.A., as Syndication Agent; Deutsche Bank AG, New York Branch, as Co-Documentation Agent; U.S. Bank National Association, as Co-Documentation Agent; and Barclays Bank PLC, as Co-Agent.
10.7*	MCI Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.3 to MCI's Registration Statement on Form S-4/A (File No. 333-86695)).
10.8*	MCI Management Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to MCI's Registration Statement on Form S-4/A (File No. 333-86695)).

Exhibit Number	Description of Exhibit
10.9*	MCI Amended and Restated Annual Incentive Bonus Plan for Designated Corporate Officers (incorporated by reference to Exhibit 10.5 to MCI's Registration Statement on Form S-4/A (File No. 333-86695)).
10.10*	MCI Amended and Restated Long-Term Incentive and Stock Option Plan (incorporated by reference to Exhibit 10.6 to MCI's Registration Statement on Form S-4/A (File No. 333-86695)).
	(a) Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.8 to MCI's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 1-12351)).
	(b) Form of Non-Qualified Performance Accelerated Stock Option Agreement.
	(c) Form of Restricted Stock Award Agreement.
10.11	Transfer and Administration Agreement, dated June 15, 2001, among Direct Merchants Bank, as transferor, Variable Funding Capital Corporation, as a conduit investor, First Union National Bank, as a committed investor and as liquidity agent, and First Union Securities Inc., as deal agent.
Other Exhibits	
11	Computation of Earnings Per Share.
12(a)	Computation of Ratio of Earnings to Fixed Charges.
12(b)	Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends.
21	Subsidiaries of MCI.
23	Independent Auditors' Consent.

* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of Form 10-K.

Metris Companies Inc. (NYSE: MXT) is one of the nation's leading providers of financial products and services. The company issues credit cards through its wholly owned subsidiary, Direct Merchants Credit Card Bank, N.A., the 10th-largest bankcard issuer in the United States. As a top-tier enhancement services company, Metris also offers consumers a comprehensive array of value-added products, including credit protection and insurance, extended service plans and membership clubs. For more information, visit www.metriscompanies.com or www.directmerchantsbank.com.

Metris Companies Inc.
10900 Wayzata Boulevard
Minnetonka, Minnesota 55305-1534
www.metriscompanies.com